 Filed Pursuant to General Instruction II.L of Form F-10
 File No. 333-256340
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the short form base shelf prospectus dated May 19, 2021, as amended by Amendment No. 1 dated January 19, 2022, to which it relates, as may be amended or supplemented, and each document incorporated or deemed to be incorporated by reference into this prospectus supplement or the accompanying base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Legal Officer and Corporate Secretary of Nouveau Monde Graphite Inc. at 481 Brassard Street, Saint-Michel-des-Saints, Québec J0K 3B0, telephone: 1 (450) 757-8905 and are also available electronically at www.sedar.com.
PROSPECTUS SUPPLEMENT NO. 2
To the Short Form Base Shelf Prospectus dated May 19, 2021,
as amended by Amendment No. 1 dated January 19, 2022
New Issue	January 21, 2022
NOUVEAU MONDE GRAPHITE INC.
Up to US$75,000,000
Common Shares

This prospectus supplement (the “Prospectus Supplement”) of Nouveau Monde Graphite Inc. (the “Corporation”), together with the short form base shelf prospectus dated May 19, 2021 as amended by Amendment No. 1 dated January 19, 2022 (the “Prospectus”), qualifies the distribution (the “Offering”) of common shares of the Corporation (the “Offered Shares”) having an aggregate sale price of up to US$75,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold). See “Plan of Distribution”.
The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Corporation’s registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 20, 2021 (the “Registration Statement”).
The common shares of the Corporation (the “Common Shares”) are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “NOU”, on the New York Stock Exchange (the “NYSE”) under the symbol “NMG” and on the Frankfurt Stock Exchange under the symbol “NM9”. On January 20, 2022, the last trading day before the filing of this Prospectus Supplement, the closing price of the Common Shares on the TSXV was CAD$10.24, on the NYSE was US$8.11 and on the Frankfurt Stock Exchange was €7.35 (Euros). The Corporation has received conditional approval to list the Offered Shares on the TSXV, and the NYSE has authorized the listing of the Offered Shares. Listing of the Offered Shares on the TSXV will be subject to the Corporation fulfilling all of the listing requirements of the TSXV.
The Corporation has entered into an equity distribution agreement dated January 21, 2022 (the “Distribution Agreement”), with Canaccord Genuity Corp. (the “Canadian Agent”), and Canaccord Genuity LLC, B. Riley Securities, Inc. and Roth Capital Partners, LLC (collectively, the “U.S. Agents” and, together with the Canadian Agent, the “Agents”), pursuant to which the Corporation may distribute Offered Shares under the Offering from time to time through the Agents, as agents, in accordance with the terms of the Distribution Agreement. Sales of Offered Shares, if any, under this Prospectus Supplement and the Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in Regulation 44-102 respecting Shelf Distributions (“NI 44-102”), including sales made directly on the TSXV or the NYSE or on any other trading market for the Common Shares in Canada or the United States. The Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices at which Offered Shares are sold may vary as between purchasers and during the period of any distribution. See “Plan of Distribution”. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. See “Plan of Distribution”.
The Corporation will pay the Agents compensation for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement of up to 3% of the gross sales price per Offered Share sold (the “Commission”), which amount will be paid in the same currency as the sale of the Offered Shares to which such Commission pertains.
(continued on next page)

(continued from cover)
As sales agents, the Agents will not engage in any transactions to stabilize or maintain the price of the Common Shares. No agent, underwriter or dealer involved in the Offering, no affiliate of such an agent, underwriter or dealer and no person or company acting jointly or in concert with such an agent, underwriter or dealer, has over-allotted, or will over-allot, Common Shares in connection with the Offering or has effected, or will effect, any other transactions that are intended to stabilize or maintain the market price of the Common Shares.
Investing in the Common Shares involves significant risks. See “Risk Factors”. Investors should carefully read the “Risk Factors” section of this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein.
The Canadian Agent will only sell Offered Shares on marketplaces in Canada and the U.S. Agents will only sell Offered Shares on marketplaces in the United States.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION OR ANY U.S. REGULATORY AUTHORITY NOR HAVE THESE AUTHORITIES PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
This Offering is made in the United States by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
Prospective investors should be aware that the acquisition, holding or disposition of Common Shares may have tax consequences both in Canada and the United States. Such consequences for investors who are resident in, or citizens of, Canada or the United States may not be described fully herein. See “Certain Canadian Federal Income Tax Considerations” in this Prospectus Supplement and the Prospectus, and “Certain U.S. Federal Income Tax Considerations” in this Prospectus Supplement.
The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under and governed by the Canada Business Corporations Act (the “CBCA”), that most of its directors and officers reside principally in Canada, that some or all of the agents or experts named in the Registration Statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States. See “Enforcement of Civil Liabilities” in this Prospectus Supplement.
All dollar amounts in this Prospectus Supplement are in Canadian dollars, unless otherwise indicated. See “Currency” in this Prospectus Supplement.
The TSXV has conditionally approved the listing of the Offered Shares, subject to the Corporation fulfilling all of the listing requirements of the TSXV on or before (unless otherwise indicated) one business day subsequent to filing of the Prospectus Supplement, and in no case, later than the first sale of Offered Shares pursuant to the Offering. In addition, the Corporation has received authorization to list the Offered Shares for trading on the NYSE. Listing on the TSXV will be subject to the Corporation fulfilling all the listing requirements of the TSXV. See “Plan of Distribution” in this Prospectus Supplement.
An investment in the Offered Shares involves a high degree of risk and must be considered speculative due to the nature of the Corporation’s business, the present stage of development of its mineral properties and of construction and installation of its facilities, and the fact that the Corporation’s negative cash flow will continue at least until commercial production at the Matawinie Mine (as defined in the Prospectus) and/or the LiB Anode Plant (as defined in the Prospectus) is achieved. Prospective investors should carefully consider the risk factors described in and incorporated by reference into this Prospectus Supplement and in the Prospectus. See “Forward-Looking Statements” and “Risk Factors” in this Prospectus Supplement and the Prospectus.
The Agents, as principal, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Agents in accordance with the terms and conditions contained in the Distribution Agreement referred to under “Plan of Distribution” in this Prospectus Supplement. The Offering is subject to the approval of certain legal matters relating to Canada on behalf of the Corporation by Stein Monast L.L.P. and on behalf of the Agents by Blake, Cassels & Graydon LLP. Certain legal matters relating to United States law with respect to the Offering will be passed upon on the Corporation’s behalf by Dorsey & Whitney LLP and on behalf of the Agents by Goodwin Procter LLP. See “Legal Matters” in this Prospectus Supplement.
Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the second trading day on the applicable exchange following the date on which any sales were made in return for payment of the gross proceeds (less the Commission) to the Corporation. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares in the United States will be settled through the facilities of The Depository Trust Company or by such other means as the Corporation and the Agents may agree upon and sales of Offered Shares in Canada will be settled through the facilities of CDS Clearing and Depository Services Inc. or by such other means as the Corporation and the Agents may agree upon. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. See “Plan of Distribution” in this Prospectus Supplement.
Investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement. The Corporation and the Agents have not authorized anyone to provide investors with different or additional information.
The Corporation’s head and registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec J0K 3B0, and its telephone number is 1-450-757-8905.

TABLE OF CONTENTS — PROSPECTUS SUPPLEMENT
S-i

TABLE OF CONTENTS — BASE SHELF PROSPECTUS
S-ii

SUMMARY OF THE OFFERING
The following is a summary of the principal features of the Offering and is subject to, and should be read together with the more detailed information, financial data and statements contained elsewhere in, and incorporated by reference into, this Prospectus Supplement and the Prospectus.
Issuer
Nouveau Monde Graphite Inc.
Securities Offered
Common Shares having an aggregate offering price of up to US$75,000,000.
Agents
Canaccord Genuity Corp. (as Canadian Agent) and Canaccord Genuity LLC, B. Riley Securities, Inc. and Roth Capital Partners, LLC (as U.S. Agents).
Plan of Distribution
Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Prospectus may be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSXV, the NYSE or other existing trading markets for the Common Shares in Canada and the United States. The sales, if any, of Offered Shares made under the Distribution Agreement will be made by means of ordinary brokers’ transactions on the TSXV, the NYSE, or such other existing trading markets for the Common Shares in Canada and the United States at the time of such sales, at market prices, or as otherwise agreed upon by the Corporation and the applicable Agent. See “Plan of Distribution”.
Use of Proceeds
The net proceeds to be received by the Corporation from the sale of the Offered Shares are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Offered Shares through the Agents in an “at-the-market distribution” will represent the gross proceeds after deducting the applicable Commission payable to the Agents under the Distribution Agreement and the expenses of the distribution. The gross proceeds of the Offering will be up to US$75,000,000. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. The proceeds the Corporation receives from sales will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares.
The net proceeds of the Offering are expected to be used towards the development of the Matawinie Mine project and the LiB Anode Plant project, and for general working capital and corporate expense needs. See “Use of Proceeds” in this Prospectus Supplement.
Risk Factors
See “Risk Factors” and other information included and incorporated by reference in this Prospectus Supplement and the Prospectus for a discussion of factors you should carefully consider before deciding to invest in the Common Shares.
Income Tax Considerations
Prospective Holders should consult their own tax advisors with respect to the Canadian and U.S. tax consequences of purchasing, owning and disposing of the Common Shares applicable to them based on their own particular circumstances. See “Certain Canadian Federal Income Tax Considerations” in this Prospectus Supplement and “Certain Material U.S. Federal Income Tax Considerations” in this Prospectus Supplement.
Stock Exchange Symbols
The Common Shares are listed on the NYSE and the TSXV under the symbols “NMG” and “NOU”, respectively, and on the Frankfurt Stock Exchange under the symbol “NM9”.

GENERAL MATTERS
This Prospectus Supplement describes the specific terms of the Offering and also adds to and updates certain information contained in the Prospectus which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering. If there is any information related to the description of the Offered Shares or the Offering that varies between this Prospectus Supplement and the Prospectus, you should rely on the information in this Prospectus Supplement. All capitalized terms used and not otherwise defined herein shall have the meanings provided in the Prospectus.
Unless otherwise indicated or the context suggests otherwise, all references in this Prospectus Supplement to the “Corporation” are to Nouveau Monde Graphite Inc.
You should rely only on the information contained in, or incorporated by reference into, this Prospectus Supplement and the Prospectus, and on the other information in the Corporation’s Registration Statement on Form F-10 (File No. 333-256340) filed with the SEC, of which this Prospectus Supplement and the Prospectus form a part. Information contained on the Corporation’s website or on any social media platform managed by the Corporation or bearing its name, is not part of this Prospectus Supplement or the Prospectus and is not incorporated by reference into this Prospectus Supplement or the Prospectus and may not be relied upon by prospective purchasers for the purposes of determining whether to invest in the Offered Shares. Neither the Corporation nor the Agents take responsibility for, or can provide any assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the Prospectus.
Neither the Corporation nor the Agents have authorized any other person to provide you with different, additional or inconsistent information. If anyone provides you with different or inconsistent information from that contained in this Prospectus Supplement and the Prospectus, you should not rely on any such information. Neither the Corporation nor the Agents are making an offer to sell the Offered Shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Prospectus Supplement, in the Prospectus and in the documents incorporated by reference herein and therein is accurate only as of the respective dates of the documents in which such information appears. The Corporation does not undertake to update the information contained or incorporated by reference herein and therein, except as required by applicable securities laws. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.
FORWARD-LOOKING STATEMENTS
Each of the Prospectus Supplement and the Prospectus, including the documents incorporated by reference herein and therein, contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation, which relate to future events or future performance and reflect management’s expectations and assumptions regarding the Corporation’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as “may”, “would”, “could”, “will”, “should”, “expect”, “intend”, “attempt”, “anticipate”, “believe”, “study”, “target”, “estimate”, “forecast”, “predict”, “outlook”, “mission”, “aspire”, “plan”, “schedule”, “potential”, “progress” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Corporation’s future results, the intended construction and commissioning timeline of the Matawinie Mine, the LiB Anode Plant, the Purification Demonstration Plant (as defined in the Prospectus) and the Coating Demonstration Plant (as defined in the Prospectus), the intended operation and performance of the Shaping Demonstration Plant (as defined in the Prospectus) and the Flake Demonstration Plant (as defined in the Prospectus), the economic performance and product development efforts, as well as the Corporation’s expected achievement of milestones, including the ability to obtain sufficient financing for the development of the Matawinie Mine project and the LiB Anode Plant project, are or involve forward looking statements.
Forward-looking information is based on reasonable assumptions that have been made by the Corporation as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Corporation to be materially different from those expressed or implied by such forward-looking information, including but not limited to, the actual results of current development, engineering and planning activities, access to capital and future prices of graphite and those factors discussed in the section entitled “Risk Factors” in this Prospectus Supplement and in the Prospectus, and in the documents incorporated by reference herein and therein. Forward-looking information in this Prospectus Supplement and in the Prospectus, including the documents incorporated by reference herein and therein, contains, among other things, disclosure regarding: the Corporation’s development activities and production plans, including the operation of the Shaping Demonstration Plant and the Flake Demonstration Plant; the construction and commissioning, as applicable, of the Matawinie Mine project, the LiB Anode Plant project, the Purification Demonstration Plant and the Coating Demonstration Plant; the impact of the COVID-19 pandemic (“COVID-19”) on the Corporation’s operations; the future outlook, corporate development and strategy of the Corporation; the Corporation’s projected capital and operating expenditures; the estimates of mineral resources and mineral reserves; the Corporation’s green and sustainable lithium-ion active anode material (“Anode Material”) initiatives; the government regulation of mining operations, environmental regulation and compliance; the realization of the expected economics of the construction and operation of the Matawinie Mine project and the LiB Anode Plant project; any particular offering of securities under this Prospectus Supplement and the Prospectus, and the receipt of all regulatory and stock exchange approvals in connection therewith; the ability to obtain sufficient financing and the permitting required for the development of the Matawinie Mine project and the LiB Anode Plant project; and business opportunities that become available to, or are pursued by the Corporation.
Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: general business and economic conditions; there being no direct operational impacts resulting from infectious diseases or pandemics such as COVID-19; the supply and demand for, deliveries of, and the level and volatility of prices for graphite products; the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; the risk that exploration data may be incomplete and additional work may be required to complete further evaluation, including but not limited to drilling, engineering, and socioeconomic studies and investment; the timing of the receipt of necessary regulatory and governmental permits and approvals for the Matawinie Mine and LiB Anode Plant; the availability of financing for the Corporation’s development of its properties and construction of its facilities and installations on reasonable terms; the ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; increased costs, delays, suspensions and technical challenges associated with the development of the Matawinie Mine and the LiB Anode Plant; the ability to attract and retain skilled staff; development and production timetables; competition and market risks; pricing pressures; the accuracy of the Corporation’s mineral resource and mineral reserve estimates (including, with respect to size, grade and recoverability) as well as the geological, operational and price assumptions on which they are based; the fact that certain business improvement initiatives are still in the early stages of evaluation, and additional engineering and other analysis is required to fully assess their impact; the fact that certain of the initiatives described in this Prospectus Supplement and in the Prospectus, including the documents incorporated by reference herein and therein, are still in the early stages and may not materialize; business continuity and crisis management; and such other assumptions and factors as set out herein and in this Prospectus Supplement and the Prospectus.
Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that may cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Corporation does not undertake to update or revise any forward-looking information that is included or incorporated by reference herein, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.
MARKET AND INDUSTRY DATA
Market and industry data presented throughout this Prospectus Supplement, the Prospectus and/or the documents incorporated by reference herein or therein was obtained from third-party sources and industry reports, publications, websites and other publicly available information, as well as industry and other data prepared by the Corporation or on the behalf of the Corporation on the basis of the Corporation’s knowledge of the markets in which the Corporation operates, including information provided by suppliers, partners, customers and other industry participants.
The Corporation believes that the market and economic data presented throughout this Prospectus Supplement, the Prospectus and/or the documents incorporated by reference herein or therein is accurate and, with respect to data prepared by the Corporation or on behalf of the Corporation, that estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented throughout this Prospectus Supplement, the Prospectus and/or the documents incorporated by reference herein or therein are not guaranteed and none of the Corporation or any of the Agents makes any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although the Corporation believes it to be reliable, none of the Corporation or any of the Agents has independently verified any of the data from third-party sources referred to in this Prospectus Supplement, the Prospectus and/or the documents incorporated by reference herein or therein, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. In addition, certain of these publications, studies and reports were published before COVID-19 and therefore do not reflect any impact of COVID-19 on any specific market or globally.
CURRENCY
This Prospectus Supplement contains references to the Canadian dollar and United States dollar. Unless otherwise indicated in this Prospectus Supplement, all references to “$”, “CAD$” or “dollars” refer to Canadian dollars and all references to “US$” refer to United States dollars.
The following table sets forth, for the periods indicated, the high, low, average and period-end indicative rates of exchange for United States dollars expressed in Canadian dollars, as provided by the Bank of Canada:
		Quarter Ended September 30, 2021	Fiscal Year Ended December 31, 2021	Fiscal Year Ended December 31, 2020
US$ to $	Low	1.2040	1.2040	1.2718
	High	1.2856	1.2942	1.4496
	Average	1.2513	1.2535	1.3415
	End	1.2741	1.2678	1.2732
On January 20, 2022, the daily average rate of exchange posted by the Bank of Canada for conversion of United States dollars into Canadian dollars was US$1.00 = $1.2474.
FINANCIAL INFORMATION
The Corporation’s financial statements that are incorporated by reference into this Prospectus Supplement have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB), and are presented in Canadian dollars. As a result, certain financial information included in or incorporated by reference in this Prospectus Supplement may not be comparable to financial information prepared by companies in the United States reporting under U.S. GAAP.
NON-IFRS FINANCIAL MEASURES
The Corporation uses the non-IFRS measure “working capital” in this Prospectus Supplement and in documents incorporated by reference herein, which is not defined under IFRS. Management uses this non-IFRS financial measure together with measures determined in accordance with IFRS, to provide investors with a supplemental measure to evaluate the Corporation’s financial condition. The Corporation calculates working capital as its current assets less its current liabilities. This measure has no meaning under IFRS and, therefore, amounts presented may not be comparable to similar data presented by other companies operating in a similar industry as the Corporation. The Corporation believes that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance or financial condition prepared in accordance with IFRS.
CAUTIONARY NOTE TO UNITED STATES INVESTORS
Disclosure regarding Mineral Reserve and Mineral Resource estimates included in the documents incorporated by reference herein were prepared in accordance with Regulation 43-101 respecting Standards of Disclosure for Mineral Projects (“NI 43-101”). The documents incorporated by reference herein use the terms “Pre-Feasibility Study”, “Feasibility Study”, “Mineral Resource”, “Inferred Mineral Resource”, “Indicated Mineral Resource”, “Measured Mineral Resource”, “Mineral Reserve”, “Probable Mineral Reserve” and “Proven Mineral Reserve” in connection with the presentation of resources, as each of these terms is defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council (the “CIM Definition Standards”), as required by NI 43-101. Unless otherwise indicated, all reserve and resource estimates incorporated by reference into this Prospectus Supplement have been prepared in accordance with the CIM Definition Standards, as required by NI 43-101.
NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in the documents incorporated by reference herein will not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.
DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the Prospectus, solely for the purposes of the Offering. Other documents are also incorporated, or deemed to be incorporated, by reference in the Prospectus and reference should be made to the Prospectus for full particulars thereof.
The following documents which have been filed by the Corporation with securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of the Prospectus, as supplemented by this Prospectus Supplement:
a.
the material change report dated January 7, 2021 and filed on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) on January 8, 2021, prepared in connection with issuance of an aggregate of 766,351 Common Shares at a price of $1.04 per Common Share in settlement of interest owed on a secured convertible bond in the principal amount of $15 million issued by the Corporation to Pallinghurst Graphite Limited, which was assigned to Pallinghurst Graphite International Limited (“Pallinghurst International”) pursuant to an assignment and assumption agreement dated December 17, 2020 (the “Bond”);

b.
the material change report dated January 29, 2021 and filed on SEDAR on the same day, prepared in connection with the closing of the bought deal public offering pursuant to which the Corporation issued an aggregated of 11,896,750 Common Shares at a price of $1.45 per Common Share, for aggregate gross proceeds of $17 million;

c.
the material change report dated February 9, 2021 and filed on SEDAR on February 10, 2021, prepared in connection with a cash investment of $16.5 million by the shareholders of Pallinghurst International via the exercise of previously issued warrants to purchase Common Shares;

d.
the material change report dated February 18, 2021 and filed on SEDAR on February 19, 2021, prepared in connection with the issuance by the Québec Government of the environmental decree authorizing the construction of the Corporation’s Matawinie Mine project;

e.
the management proxy circular dated February 22, 2021 and filed on SEDAR on March 3, 2021, prepared in connection with the special meeting of shareholders of the Corporation held on March 23, 2021;

f.
the material change report dated March 25, 2021 and filed on SEDAR on the same day, prepared in connection with the announcement by the Corporation of the implementation of a consolidation (reverse stock split) of its outstanding Common Shares (the “Consolidation”) on the basis of one new Common Share for every ten currently outstanding Common Shares (the “Consolidation Ratio”);

g.
the management discussion and analysis of the Corporation for the year ended December 31, 2020 (the “MD&A”), the English version of which was filed on SEDAR on April 6, 2021 and the French version of which was filed on April 13, 2021;

h.
the audited consolidated annual financial statements of the Corporation as at December 31, 2020 and 2019 and January 1, 2019, and for the years ended December 31, 2020 and 2019, together with the notes thereto and the independent auditors’ report thereon (the “Financial Statements”), the English version of which was filed on SEDAR on April 6, 2021 and the French version of which was filed on April 13, 2021;

i.
the annual information form of the Corporation dated April 30, 2021 and filed on SEDAR on the same day, for the fiscal year ended December 31, 2020 (the “AIF”);

j.
the amended material change report dated May 12, 2021 and filed on SEDAR on the same day, prepared in connection with the announcement by the Corporation of the completion of a front-end loading engineering analysis (“FEL-1”) for Phase 2 of its LiB Anode Plant;

k.
the material change report dated May 27, 2021 and filed on SEDAR on the same day, prepared in connection with the announcement by the Corporation of its successful admission on the NYSE;

l.
the management proxy circular dated May 20, 2021 and filed on SEDAR on May 27, 2021, prepared in connection with the annual general and special meeting of shareholders of the Corporation to be held on June 29, 2021;

m.
the material change report dated June 28, 2021 and filed on SEDAR on the same day, prepared in connection with the pricing of a US$52,500,000 public offering of Common Shares in the United States and Canada;

n.
the material change report dated June 28, 2021 and filed on SEDAR on the same day, prepared in connection with the purchase of Common Shares by one of the Corporation’s shareholders, an insider of the Corporation, under an underwritten public offering of 7,915,000 Common Shares, which includes the partial exercise by the underwriters of their option to purchase additional Common Shares, at a price per Common Share of US$7.50, for aggregate gross proceeds of US$59,362,500;

o.
the material change report dated July 30, 2021 and filed on SEDAR on same day, prepared in connection with the pricing of the closing of the previously announced $18.3 million private placement offering;

p.
the material change report dated October 28, 2021 and filed on SEDAR on October 29, 2021, prepared in connection with (i) the conversion by one of the Corporation’s shareholders, Pallinghurst International, of the full outstanding principal amount of its secured Bond into 7,500,000 Common Shares and (ii) the election by the Corporation to settle the accrued and unpaid interest of $1,900,463 in connection with the Bond by issuing an additional 220,471 Common Shares at $8.62 per Common Share;

q.
the unaudited consolidated condensed interim financial statements of the Corporation as at September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and September 30, 2020 (the “Interim Financial Statements”), filed on SEDAR on November 10, 2021; and

r.
the management discussion and analysis of the Corporation for the three and nine-month periods ended September 30, 2021 (the “Interim MD&A”), filed on SEDAR on November 10, 2021.

Any document of the type referred to in section 11.1 of Form 44-101F1 to Regulation 44-101 respecting Short Form Prospectus Distributions filed by the Corporation with the securities commissions or similar regulatory authorities in the jurisdictions in Canada in which the Corporation is a reporting issuer after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement.
When new documents of the type referred to in the paragraph above are filed by the Corporation with the commissions or similar regulatory authorities in the jurisdictions in Canada in which the Corporation is a reporting issuer during the currency of this Prospectus Supplement, such documents will be deemed to be incorporated by reference in this Prospectus Supplement and the previous documents of the type referred to in the paragraph above will no longer be deemed to be incorporated by reference in this Prospectus Supplement.
In addition, if the Corporation disseminates a news release in respect of previously undisclosed information that, in the Corporation’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), the Corporation will identify such news release as a “designated news release” for the purposes of this Prospectus Supplement in writing on the face page of the version of such news release that the Corporation files on SEDAR (any such news release, a “Designated News Release”), and any such Designated News Release shall be deemed to be incorporated by reference into this Prospectus Supplement only for the purposes of the Offering. These documents will be available through the internet on SEDAR, which can be accessed at www.sedar.com.
To the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part. In addition, the Corporation may incorporate by reference into this Prospectus Supplement, or the Registration Statement, other information from documents that the Corporation files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), if and to the extent expressly provided therein.
Any statement contained in this Prospectus Supplement, in the Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein, will be deemed to be modified or superseded, for the purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference in this Prospectus Supplement modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.
Information contained on the Corporation’s website, www.nmg.com, is not part of this Prospectus Supplement or the Prospectus and is not incorporated herein by reference and may not be relied upon by a purchaser in connection with an investment in the Offered Shares.
Copies of the documents incorporated herein by reference are available electronically on SEDAR at www.sedar.com under the Corporation’s issuer profile, and may also be obtained on request without charge from the Chief Legal Officer and Corporate Secretary of the Corporation at 481 Brassard Street, Saint-Michel-des-Saints, Québec J0K 3B0, telephone: 1-450-757-8905. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov. The Corporation’s filings through SEDAR and EDGAR are not incorporated by reference in the Prospectus except as specifically set out herein.
WHERE YOU CAN FIND MORE INFORMATION
The Corporation is subject to the full informational requirements of the securities commissions or similar regulatory authority in all provinces of Canada. Purchasers are invited to read and copy any reports, statements or other information, other than confidential filings, that the Corporation files with the Canadian provincial securities commissions or similar regulatory authority. These filings are also electronically available from SEDAR at www.sedar.com and from EDGAR at www.sec.gov. Except as expressly provided herein, documents filed on SEDAR or on EDGAR are not, and should not be considered, part of this Prospectus Supplement or the Prospectus.
The Corporation has filed with the SEC under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) the Registration Statement relating to the Common Shares, of which this Prospectus Supplement and the Prospectus form a part. This Prospectus Supplement and the Prospectus do not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus Supplement but contained in the Registration Statement are available on the SEC’s website at www.sec.gov.
The Corporation is an SEC registrant subject to the informational requirements of the Exchange Act and, accordingly, files with, or furnishes to, the SEC certain reports and other information. Under the Multijurisdictional Disclosure System, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States.
As a foreign private issuer, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. The Corporation’s reports and other information filed or furnished with or to the SEC are available from EDGAR at www.sec.gov as well as from commercial document retrieval services.
CORPORATE STRUCTURE
Name, Address and Incorporation
The Corporation was formed on December 31, 2012 pursuant to the CBCA under the name “Nouveau Monde Mining Enterprises Inc. / Entreprises Minières du Nouveau-Monde Inc.” as a result of the amalgamation of “Tucson Acquisition Corporation” a capital pool company and “New World Mining Enterprises Inc. / Entreprises Minières du Nouveau-Monde Inc.”, a private company located in Gatineau, Québec. On February 6, 2017, the Corporation filed articles of amendment in order to change its name to “Nouveau Monde Graphite Inc.”. On March 24, 2021, the Corporation filed articles of amendment in order to implement the Consolidation on the basis of the Consolidation Ratio.
The Corporation’s head and registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, J0K 3B0.
Intercorporate Relationships
As of the date of this Prospectus Supplement, the Corporation beneficially owns 100% of the voting shares of Nouveau Monde District Inc., incorporated under the CBCA, and 100% of the voting shares of Nouveau Monde Europe Limited, incorporated under the Companies Act 2006 (United Kingdom). Nouveau Monde District Inc. currently holds properties in Saint-Michel-des-Saints and is expected to continue purchasing other properties in the near future. Nouveau Monde Europe Limited has been created on October 12, 2020.

DESCRIPTION OF THE BUSINESS
As regards the description of the business of the Corporation, prospective investors should read the more detailed information regarding the description of the business of the Corporation contained in the AIF, the Financial Statements and the documents incorporated by reference herein.
RECENT DEVELOPMENTS
On June 8, 2021, the Corporation announced that ground works have started at the Corporation’s 200,000 m2 parcel of land located at Bécancour, Québec, on which the LiB Anode Plant will be located, and that the engineering firm BBA has been awarded the mandate to complete a front-end loading feasibility study for the LiB Anode Plant (“FEL-3”), following positive results provided by the FEL-1, and which is scheduled to be completed in Q2-2022.
On June 10, 2021, the Corporation announced the entering into of a collaboration agreement with Lithion Recycling Inc. (“Lithion”) for the recovery and value-added transformation of recycled graphite for reuse as Anode Material for lithium-ion batteries. The collaboration agreement will leverage the Corporation’s and Lithion’s proprietary processes and expertise to promote graphite circularity and better position both companies in the evolving global market. The Corporation believes that the local, Canadian, and North American ecosystems in the strategic minerals, battery materials and electrification sectors could be strengthened by the development of a cost-effective technical and commercial solution for recycled graphite.
On June 22, 2021, the Corporation announced the entering into of a collaboration agreement with Caterpillar Inc. (“Caterpillar”) under which Caterpillar will develop, test and produce Cat® “zero-emission machines” for the Matawinie Mine, with a view to becoming the exclusive supplier of an all-electric mining fleet for deployment at the Matawinie Mine by 2028.
On June 23, 2021, the Corporation announced the closing of an underwritten public offering (the “2021 Offering”) of 7,915,000 of its Common Shares, which included the partial exercise by the underwriters of their option to purchase additional Common Shares, at a price of US$7.50 per Common Share for aggregate gross proceeds of US$59,362,500.
On July 21, 2021, the Corporation announced the appointment of SD Capital Advisory Limited and GKB Ventures Limited as joint financial advisors (collectively, the “Joint Financial Advisors”). The Joint Financial Advisors are assisting the Corporation with the structuring and arranging of project financing, with a focus on export credit agencies, for the development of the Matawinie Mine and the LiB Anode Plant.
On July 23, 2021, the Corporation announced the closing of a non-brokered private placement (the “IQ Private Placement”) of Common Shares pursuant to which the Corporation issued to Investissement Québec, acting as mandatory for the government of Québec, a total of 1,978,750 Common Shares at a price of $9.25 per Common Share for proceeds to the Corporation of approximately $18.3 million. The IQ Private Placement was launched concurrently with the 2021 Offering.
On July 29, 2021, the Corporation announced the launch of civil construction works for the Matawinie Mine, including the construction of the access road connecting the local highway to the industrial platform, and the steady progress of detailed engineering, enabling the Corporation to advance its procurement efforts for construction contracts and ore processing equipment. The Corporation also specified that it signed an agreement with Metso Outotec, a leading global service provider specializing in sustainable minerals processing technologies and end-to-end solutions, to supply key mineral processing equipment required for the Matawinie concentrator plant.
On August 13, 2021, the Corporation announced it had submitted a patent application for its proprietary thermochemical purification technology to the U.S. Patent and Trademark Office as part of its intellectual property strategy. Leveraging Québec’s abundant, clean, and affordable hydropower, the Corporation’s technology avoids using hydrofluoric acid in favor of high temperatures and the addition of a chlor-based reagent.
On August 31, 2021, the Corporation announced it has been admitted as an active member of the Global Battery Alliance, a World Economic Forum’s initiative comprising leading players of the industry with a view to helping establish a circular and sustainable battery value chain.
On September 23, 2021, the Corporation announced the addition to Phase 1 operations of a second commercial-scale shaping module as well as the advancement of the detailed engineering and the completion of procurement of all key equipment for the Phase 1 coating line for a targeted capacity of 2,000 tonnes per year coated spherical purified graphite. Site preparation has started ahead of the delivery and installation of the shaping module and equipment commissioning is expected to be carried out in early 2022 for a production start and ramp up during 2022. The Corporation has also announced it has initiated test batches at its Phase 1 Demonstration Plant and it plans to produce meaningful battery-grade samples starting in 2022 to advance the product qualification process with battery and electric vehicle (“EV”) manufacturers, to support the Corporation’s commercial discussions.
On October 5, 2021, the Corporation announced the building and commissioning of an advanced laboratory and R&D facility with the in-house capacity for testing Anode Material and providing customized specifications to battery and EV manufacturers.
On October 18, 2021, the Corporation announced that Pallinghurst International, the holder of the Bond, has converted the full outstanding principal amount of the Bond into Common Shares, demonstrating Pallinghurst International’s significant and continuing support of the Corporation and its ongoing project development initiatives. Also, the Corporation specified that it elected to settle the accrued and unpaid interest owing under the Bond of $1,900,463 by issuing an additional 220,471 Common Shares at $8.62 per Common Share.
On November 16, 2021, the Corporation announced that the construction of the Phase 1 coating line is progressing on time and on budget, with a commissioning start scheduled during Q1-2022. The Corporation also specified that it completed construction of its Phase 1 Purification Demonstration Plant, on budget and with limited timeline impact following delays in equipment deliveries. Samples produced at 99.99% purity in the final stages of commissioning have confirmed the high-quality, battery-grade specifications of the material. The Corporation also announced that civil works are progressing at the Matawinie Mine, with the access road substantially completed at year-end and civil works on the industrial platform continuing in 2022. The Corporation also specified that it continues its FEL-3 to reflect the Corporation’s integrated business model for a comprehensive planning, cost projection, and development framework. Similarly, the Technical Feasibility Study Report for the Matawinie Graphite Property prepared pursuant to NI 43-101 will be updated and take into account the latest mineral resource update and the value-added transformation steps that are part of the LiB Anode Plant.
On December 22, 2021, the Corporation provided an overview for the year 2021, which included, among other things, an announcement regarding the continuous advancement of detailed engineering of the Matawinie concentrator plant and mining infrastructure, and the progress at year-end of overall engineering, estimated at 55%. Sequenced construction timelines of the Phase 2 Matawinie Mine and LiB Anode Plant should see phased ramp-up activities respectively in 2024 and 2025.
On January 10, 2022, the Corporation announced the appointment of Bernard Perron to the position of Chief Operating Officer of the Corporation, effective as of January 17, 2022.
On January 19, 2022, the Corporation reported, among other things, that Moody’s ESG Solutions has provided a Sustainability Rating of A2 (Robust), the second-highest grade on its rating scale, to the Corporation.

The Corporation filed on SEDAR and on EDGAR Amendment No. 1 dated January 19, 2022 to the Prospectus, in order to add the following sentence at the end of third to last paragraph of the cover page of the Prospectus on page ii: “This Prospectus may qualify an “at-the-market distribution”.”.
RISK FACTORS
In addition to the risk factors set forth herein, additional risk factors relating to the Corporation’s business are discussed in the Prospectus, the AIF, the MD&A and the Interim MD&A, which risk factors are incorporated herein by reference. An investment in the Offered Shares should be considered highly speculative due to the nature of the Corporation’s business and its present stage of development. Investors may lose their entire investment. An investment in the Offered Shares should only be made by knowledgeable and sophisticated investors who are willing to risk and can afford the loss of their entire investment. Prospective investors should consult with their professional advisors to assess an investment in the Corporation. In evaluating the Corporation and its business, investors should carefully consider, in addition to the other information contained in this Prospectus Supplement, in the Prospectus and in those documents that are incorporated herein and therein by reference, the following risk factors. These risk factors are not a definitive list of all risk factors associated with an investment in the Corporation or in connection with the Corporation’s operations. If any event arising from these risks occurs, the Corporation’s business, prospects, financial condition, results of operations or cash flows, or your investment in the Offered Shares, could be materially adversely affected.
Going Concern and Insolvency Risk
The Corporation’s Interim Financial Statements have been prepared on a going concern basis in accordance with IFRS, which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business as they come due into the foreseeable future. The inability to secure additional financing in the future, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital market alternatives could cast significant doubt as to the Corporation’s ability to continue as a going concern. There are other elements included in this section “Risk Factors” and in the “Risk Factors” section of the Prospectus related to the Corporation that could cast a doubt on the ability of the Corporation to continue its operation and development on a going concern basis.
The Corporation has incurred and will incur increased costs as a result of being a public company in the United States, and its management will be required to devote substantial time to United States public company compliance efforts.
As a public company in the United States, the Corporation has incurred and will incur additional legal, accounting, reporting and other expenses that the Corporation did not incur as a public company in Canada. The additional demands associated with being a public company in the United States may disrupt regular operations of the Corporation’s business by diverting the attention of some of its senior management team away from operational activities to additional management and administrative oversight, adversely affecting its ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing its business. Any of these effects could harm the Corporation’s business, results of operations and financial condition.
The U.S. Sarbanes-Oxley Act 2002, as amended (the “U.S. Sarbanes-Oxley Act”) requires that the Corporation maintains effective disclosure controls and procedures and internal control over financial reporting. Pursuant to Section 404 of the U.S. Sarbanes-Oxley Act (“Section 404”), the Corporation will be required in the future to furnish a report by its management on its internal control over financial reporting (“ICFR”), which, if or when the Corporation is no longer an emerging growth company, must be accompanied by an attestation report on ICFR issued by its independent registered public accounting firm.
To achieve compliance with Section 404 within the prescribed period, the Corporation will document and evaluate its ICFR, which is both costly and challenging. In this regard, the Corporation will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of its ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for ICFR. Despite the efforts of the Corporation, there is a risk that neither the Corporation nor its independent registered public accounting firm will be able to conclude within the prescribed timeframe that its ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in its ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of its consolidated financial statements. In addition, in the event that the Corporation is not able to demonstrate compliance with the U.S. Sarbanes-Oxley Act, that its internal control over financial reporting is perceived as inadequate, or that the Corporation is unable to produce timely or accurate financial statements, investors may lose confidence in its operating results and the price of its Common Shares may decline. In addition, if the Corporation is unable to continue to meet these requirements, the Corporation may not be able to remain listed on the NYSE.
As a foreign private issuer, the Corporation is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its shareholders.
The Corporation is a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act, and is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare its disclosure documents filed under the Exchange Act in accordance with Canadian disclosure requirements. Under the Exchange Act, the Corporation is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Corporation will not file the same reports that a U.S. domestic issuer would file with the SEC, although the Corporation will be required to file or furnish to the SEC the continuous disclosure documents that the Corporation is required to file in Canada under Canadian securities laws. In addition, the officers, directors, and principal shareholders of the Corporation are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, the shareholders of the Corporation may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.
As a foreign private issuer, the Corporation is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Corporation is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Corporation will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.
In addition, as a foreign private issuer, the Corporation has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Corporation discloses the requirements the Corporation is not following and describes the Canadian practices the Corporation follows instead. As a result, the shareholders of the Corporation may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.
Following the completion of the Offering or additional offerings, the Corporation may cease to qualify as a foreign private issuer. If the Corporation ceases to qualify, the Corporation will be subject to the same reporting requirements and corporate governance requirements as a U.S. domestic issuer which may increase its costs of being a public company in the United States.
The Corporation is an emerging growth company and intends to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make the Common Shares less attractive to investors.
The Corporation is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012. The Corporation will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which the Corporation has total annual gross revenue of US$1.07 billion or more during such fiscal year; (ii) December 31, 2026 (the last day of the fiscal year following the fifth anniversary of the effective date of the Registration Statement); (iii) the date on which the Corporation has issued more than US$1.0 billion in non-convertible debt securities during the prior three-year period; or (iv) the date the Corporation qualifies as a “large accelerated filer” under the rules of the SEC, which means the market value of the Common Shares held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter after the Corporation has been a reporting company in the United States for at least 12 months. For so long as the Corporation remains an emerging growth company, the Corporation is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the U.S. Sarbanes-Oxley Act.
The Corporation may take advantage of some, but not all, of the available exemptions available to emerging growth companies. The Corporation cannot predict whether investors will find the Common Shares less attractive if the Corporation relies on these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the price of the Common Shares may be more volatile.
The Corporation is governed by the corporate and securities laws of Canada which in some cases have a different effect on shareholders than the corporate laws of U.S. and U.S. securities laws.
The Corporation is governed by the CBCA and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with the Corporation’s constating documents, have the effect of delaying, deferring or discouraging another party from acquiring control of the Corporation by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. For example, the material differences between the CBCA and the Delaware General Corporation Law (the “DGCL”), the applicable statutory regime for many U.S. companies, that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to the Corporation’s articles) the CBCA generally requires a two-thirds majority vote by shareholders, whereas the DGCL generally requires only a majority vote; and (ii) under the CBCA, holders of 5% or more of the Corporation’s shares that carry the right to vote at a meeting of shareholders can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL.
As the Corporation is a Canadian corporation and most of its directors and officers reside or are organized in Canada or the provinces thereof, it may be difficult for United States shareholders to effect service on the Corporation to realize on judgments obtained in the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against its directors and officers residing outside of Canada.
The Corporation is governed by the CBCA with its principal place of business in Canada, most of its directors and officers reside in Canada and all or substantially all of the Corporation’s assets and all or a substantial portion of the assets of these directors and officers may be located outside the United States. Consequently, it may be difficult for investors who reside in the United States to effect service of process in the United States upon the Corporation or upon such persons who are not residents of the United States, or to realize upon judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Corporation or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Corporation or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws. Similarly, some of the Corporation’s directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws.

There is no certainty regarding the net proceeds to the Corporation from the Offering.
There is no certainty that US$75,000,000 will be raised under the Offering. The Agents have agreed to use commercially reasonable efforts to sell the Offered Shares when and to the extent requested by the Corporation, but the Corporation is not required to request the sale of the maximum amount offered or any amount and, if the Corporation requests a sale, the Agents are not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Corporation, the Corporation may raise substantially less than the maximum total offering amount or nothing at all.
The Offered Shares offered hereby will be sold in “at-the-market” offerings, and investors who buy Offered Shares at different times will likely pay different prices.
Investors who purchase Offered Shares under the Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Corporation will have discretion, subject to market demand, to vary the timing, price, and number of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Offered Shares as a result of share sales being made at prices lower than the price they paid.
The Corporation may be a Passive Foreign Investment Company which may result in adverse U.S. federal income tax consequences for U.S. Holders of Common Shares.
Generally, if for any taxable year 75% or more of the Corporation’s gross income is passive income, or at least 50% of the average quarterly value of the Corporation’s assets are held for the production of, or produce, passive income, the Corporation would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Based on the current profile of the Corporation’s gross income, gross assets, the nature of its business, and its anticipated market capitalization, the Corporation believes that it was likely a PFIC for the 2021 taxable year. While it has not made a determination of expected PFIC status for the current taxable year, there is a risk that it may be a PFIC in the current taxable year and in the foreseeable future. Because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that the Corporation will not be a PFIC for the current or future taxable years. If the Corporation is characterized as a PFIC, the Corporation’s shareholders who are United States persons may suffer adverse tax consequences, including the treatment of gains realized on the sale of the Common Shares as ordinary income, rather than as capital gain.
If a United States person is treated as owning at least 10% of the Common Shares, such holder may be subject to adverse U.S. federal income tax consequences.
If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of the shares of a foreign corporation, such person may be treated as a “United States shareholder” with respect to a “controlled foreign corporation” if the foreign corporation otherwise qualifies as a controlled foreign corporation for U.S. federal income tax purposes. A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income”, “global intangible low-taxed income” and investments in U.S. property by a controlled foreign corporation, regardless of whether such corporation makes any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a U.S. shareholder to significant monetary penalties and may toll the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due. A U.S. investor should consult its own advisors regarding the potential application of these rules to an investment in the Common Shares.
Failure to establish and maintain effective disclosure and internal controls could result in the loss of investor confidence in the reliability of the Corporation’s financial statements, harm its business and operating results and negatively impact the trading price of the Common Shares, and could also result in the Corporation failing to meet its reporting obligations.
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Corporation in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Corporation’s management, as appropriate, to allow timely decisions regarding required decisions. The Corporation has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The Corporation’s failure to satisfy the requirements of applicable securities laws on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm its business and negatively impact the trading price of the Common Shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation’s operating results or cause it to fail to meet its reporting obligations.
There is no assurance the Corporation will continue to meet the listing standards of the NYSE and the TSXV.
The Corporation must meet continuing listing standards to maintain the listing of the Common Shares on the NYSE and the TSXV. If the Corporation fails to comply with listing standards and the NYSE and/or the TSXV delists the Common Shares, the Corporation and its shareholders could face significant material adverse consequences, including:
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a limited availability of market quotations for the Common Shares;

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reduced liquidity for the Common Shares;

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a determination that the Common Shares are “penny stock,” which would require brokers trading in the Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Common Shares;

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a limited amount of news about the Corporation and analyst coverage of it; and

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a decreased ability for the Corporation to issue additional equity securities or obtain additional equity or debt financing in the future.

The Corporation may use the proceeds from the sale of the Offered Shares for purposes other than those set out in this Prospectus Supplement.
While information regarding the use of proceeds from the sale of the Offered Shares is described in “Use of Proceeds” in this Prospectus Supplement, the Corporation will have broad discretion over the use of the net proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, the Corporation’s financial performance and financial condition may be adversely affected and the trading price of the Common Shares could be adversely affected.
The Corporation may need to raise additional financing in the future, including through the issuance of additional equity securities or convertible debt securities, which may dilute the interests of shareholders of the Corporation.
The Corporation may need to raise additional financing in the future, including through the issuance of additional equity securities or convertible debt securities, outside the Offering. If the Corporation raises additional funding by issuing additional equity securities or convertible debt securities, such financings may substantially dilute the interests of shareholders of the Corporation and reduce the value of their investment and the value of the Corporation’s securities.
The Corporation’s constating documents permit it to issue additional securities in the future, including Common Shares, without additional shareholder approval.
The Corporation’s articles permit it to issue an unlimited number of Common Shares. The Corporation anticipates that it will, from time to time, issue additional Common Shares in the future, including in connection with potential acquisitions. Subject to the requirements of the TSXV and the NYSE, the

Corporation will not be required to obtain the approval of shareholders for the issuance of additional Common Shares. Any further issuances of Common Shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings.
If securities or industry analysts do not publish research or reports about the Corporation, or if they downgrade the Common Shares, the price of the Common Shares could decline.
The trading market for the Common Shares depends, in part, on the research and reports that securities or industry analysts publish about the Corporation. The Corporation does not have any control over these analysts. If one or more of the analysts who cover the Corporation downgrade the Common Shares or publish inaccurate or unfavorable research about the Corporation, the price of the Common Shares would likely decline. In addition, if the Corporation’s results of operations fail to meet the forecast of analysts, the price of the Common Shares would likely decline. If one or more of these analysts cease coverage of the Corporation or fail to publish reports on the Corporation regularly, demand for the Common Shares could decrease, which might cause the price and trading volume of the Common Shares to decline.
The market price of the Common Shares is subject to fluctuations and may not reflect the Corporation’s long-term value at any given time, and the Corporation may be subject to securities litigation as a result.
The price of the Common Shares is likely to be significantly affected by a variety of factors and events including short-term changes to the Corporation’s financial condition or results of operations as reflected in the Corporation’s quarterly financial statements. Other factors unrelated to the Corporation’s performance that may have an effect on the price of the Common Shares include the following: (i) the extent of analytical coverage available to investors concerning the Corporation’s business may be limited if investment banks with research capabilities do not follow the Corporation’s securities; (ii) lessening in trading volume and general market interest in the Corporation’s securities may affect an investor’s ability to trade significant numbers of the Common Shares; (iii) the size of the Corporation’s public float may limit the ability of some institutions to invest in the Corporation’s securities; and (iv) a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Corporation’s securities to be delisted from the NYSE or TSXV, further reducing market liquidity.
As a result of any of these factors, the market price of the Common Shares is subject to fluctuations and may not accurately reflect the Corporation’s long-term value at any given point in time. Securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. The Corporation may be the target of similar litigation in the future. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
USE OF PROCEEDS
Business Objectives and Milestones
The Corporation is a Québec-based company whose mission is to become a major producer of advanced graphite materials with a carbon-neutral footprint. The Corporation is working towards developing a fully-integrated source of green and sustainable battery Anode Material in Québec, Canada. The Corporation is developing advanced carbon-neutral graphite-based solutions for the growing lithium-ion battery and fuel cell markets, and other value-added graphite products. With low-cost operations and high environmental, social & governance standards, the Corporation aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, ensuring robust and reliable advanced material, while promoting supply chain traceability.
The Corporation’s activities are currently focused on the Matawinie Mine and the LiB Anode Plant, both of which are progressing concurrently toward commercial operations.
In particular, the main objectives the Corporation expects to accomplish within the next 12 to 18 months from the date of this Prospectus Supplement are, in no particular order, to:
•
continue to progress detailed engineering for the Matawinie Mine;

•
complete the construction of and operate all Phase 1 — demonstration plants (the “Phase 1 — Demonstration Plants”), from the rock to the battery Anode Material:

•
Flake Demonstration Plant;

•
Shaping Demonstration Plant;

•
Purification Demonstration Plant; and

•
Coating Demonstration Plant;

•
complete the FEL-3 and other front-end loading feasibility engineering analysis (FEL-2), based on the results obtained from the demonstration modules, for the LiB Anode Plant;

•
continue the deployment of employee training and business opportunity promotion programs targeting the Upper Matawinie and Atikamekw communities and continue the integration of the Upper Matawinie communities, namely Saint-Michel-des-Saints, Saint-Zénon and the Atikamekw First Nation, in initiatives reconciling economic, social and environmental development;

•
continue the establishment of the marketing and qualification process for graphite concentrate and spherical graphite for international customers; and

•
pursue financing endeavours with regards to the Matawinie Mine Phase 2 and LiB Anode Plant Phase 2.

Use of Proceeds
The Corporation intends to use the net proceeds from the Offering, if any, towards the development of the Matawinie Mine project and the LiB Anode Plant project, as described above, and for general working capital and corporate expense needs. The Corporation may, from time to time, issue securities (including equity securities) other than pursuant to this Prospectus Supplement.
The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Offered Shares through the Agents in an “at-the-market distribution” will represent the gross proceeds after deducting the applicable Commission payable to the Agents under the Distribution Agreement and the expenses of the distribution and any transaction or filing fees imposed by any governmental, regulatory or self-regulatory organization in connection with the sales. The proceeds the Corporation will receive from sales will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. See “Plan of Distribution” and “Risk Factors”.
The Corporation intends to use the proceeds from the Offering as described above, but such use will depend on its operating needs, the implementation of its strategic plan and changes in the prevalent business environment and operating conditions. The allocation outlined above represents the Corporation’s current intention with respect to its use of proceeds from the Offering and other available funds based on current knowledge and planning by management of the Corporation. There may be circumstances where, for sound business reasons, the Corporation may reallocate the use of proceeds of the Offering. See “Risk Factors — The Corporation may use the proceeds from the sale of the Offered Shares for purposes other than those set out in this Prospectus Supplement” in this Prospectus Supplement, and “Risk Factors — Risks Related to An Offering of Securities — Discretion in the Use of Proceeds” in the Prospectus.
Liquidity (in thousands of dollars, unless indicated otherwise)
The Corporation has no history of revenues from its operating activities. The Corporation’s cash and cash equivalents amounted to $81,289, $4,520 and $4,077 as at September 30, 2021, as at December 31, 2020, and as at December 31, 2019, respectively. During the nine month-period ended September 30, 2021 and the fiscal years ended December 31, 2020 and December 31, 2019, the Corporation had negative cash flow usage from operating activities of $28,058, $18,049 and $18,654, respectively. For the nine month-period ended September 30, 2021, the Corporation had an average monthly cash expenditure rate of approximately $5,483 per month, including addition to property, plant and equipment, intangible assets, deposit to suppliers and all operating expenses and development costs not covered by grants. For the nine month-period ended September 30, 2021, the Corporation recorded a net loss and comprehensive loss of $29,267. As of September 30, 2021, the Corporation had current liabilities of $16,134. For the fiscal year ended December 31, 2020, the Corporation had an average monthly cash expenditure rate of approximately $1,559 per month, including addition to property, plant and equipment, intangible assets, deposit to suppliers and all operating expenses and development costs not covered by grants. The Corporation anticipates it will continue to have negative cash flow from operating activities in future periods at least until commercial production is achieved at the Matawinie Mine and/or the LiB Anode Plant. To the extent that the Corporation has negative operating cash flows in future periods, the Corporation may need to allocate a portion of its existing working capital to fund such negative cash flow or the Corporation may adjust the expenditure rate to preserve liquidity.
As at September 30, 2021, the Corporation’s cash and cash equivalents and working capital amounted to $81,289 and to $79,459, respectively. As at December 31, 2021, the preliminary estimates of the Corporation’s cash and cash equivalents and working capital are $62,355 and $58,502, respectively. See “Risk Factors — Risks Related to the Corporation and the Industry — Negative Operating Cash Flow (in thousands of dollars)” in the Prospectus.
From the period since the prospectus supplement no. 1 dated June 18, 2021 was filed by the Corporation and up to September 30, 2021, the Corporation spent approximately the following amounts towards the Matawinie Mine, the LiB Anode Plant and working capital:
	Use	Amount (in millions of dollars)
Matawinie Mine	Phase 1 — Flake Demonstration Plant operating costs	2.1
	Phase 2 — Matawinie Mine	8.4
LiB Anode Plant	Phase 1 — Shaping Demonstration Plant, Purification Demonstration Plant & Coating Demonstration Plant	4.4
	Phase 2 — LiB Anode Plant	1.7
Working Capital	General working capital and corporate expenses	6.6
Additional financing will be needed to bring the Matawinie Mine and the LiB Anode Plant to commercial production, which may require the issuance of additional securities of the Corporation. The issuance of additional securities and the exercise of Common Share purchase warrants, options and other convertible securities will result in dilution of the equity interests of any persons who are or may become holders of Common Shares. See “Risk Factors — The Corporation may need to raise additional financing in the future, including through the issuance of additional equity securities or convertible debt securities, which may dilute the interest of shareholders of the Corporation” in this Prospectus Supplement and “Risk Factors — Risks Related to An Offering of Securities — Dilution” in the Prospectus.
CONSOLIDATED CAPITALIZATION
There has been no material change in the capitalization of the Corporation since the date of its most recently filed financial statements, being the Interim Financial Statements, other than:
(i)
the issuance of an aggregate of 7,720,471 Common Shares following the conversion of the Bond and the conversion of unpaid and accrued interest, comprised of 7,500,000 Common Shares with respect to the conversion of the Bond and of 220,471 Common Shares with respect to the conversion of interest; and

(ii)
the issuance of an aggregate of 315,500 Common Shares following the exercise of an aggregate of 315,500 options for an aggregate cash consideration of $936,250.

Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and the information on securities convertible into Common Shares provided above are stated on a post-Consolidation basis.
The Corporation may, from time to time during the period that the Offering remains in effect, issue and sell Offered Shares having an aggregate sale price of up to US$75,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold). See “Plan of Distribution”.

The following table represents the Corporation’s share capital (i) as at September 30, 2021; and (ii) as at the date of this Prospectus Supplement. It should be read in conjunction with the Financial Statements and the MD&A, including the notes thereto, which are incorporated by reference herein.
	As at September 30, 2021	As at the date of this Prospectus Supplement
Common Shares	$188,199,509 (47,083,845 Common Shares)	$204,581,390 (55,119,816 Common Shares)
Options	(2,667,500 options)	(2,367,000 options)(1)
Bond	Nominal value $15,000,000 Bond(2)	Nil(3)

Notes:
(1)
Total dollar value that the Corporation would receive, assuming all the options outstanding as of the date of this Prospectus Supplement are exercised before their expiry dates, amounts to $16,753,975.

(2)
As of September 30, 2021, up to 7,500,000 Common Shares, at a conversion price of $2.00 per Common Share, may be issued by the Corporation to Pallinghurst International if the nominal value of the Bond is fully converted (the “Bond Conversion Rights”). Pallinghurst International also had the right to convert all or a portion of any accrued and unpaid or uncapitalized interest under the Bond into Common Shares at the market price of the Common Shares (within the meaning provided in the Bond) at the future time of conversion subject to the TSXV’s approval and NYSE’s authorization at such time. See Note 3 below.

(3)
The Bond was converted in full in consideration of the issuance by the Corporation of 7,720,471 Common Shares in three tranches as follows: (i) a 1st tranche of 1,875,000 Common Shares on October 15, 2021; (ii) a 2nd tranche of 5,625,000 Common Shares on October 18, 2021; and (iii) a 3rd tranche of 220,471 Common Shares on October 21, 2021.

DESCRIPTION OF SECURITIES OFFERED
The Corporation’s authorized capital is made up of an unlimited number of Common Shares without par value. As of the date of this Prospectus Supplement, there were 55,119,816 Common Shares issued and outstanding as fully paid and non-assessable. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and the information on securities convertible into Common Shares provided in this section are stated on a post-Consolidation basis. The holders of Common Shares are entitled to one vote per Common Share at all shareholder meetings. They are also entitled to dividends, if, as and when declared by the board of directors of the Corporation and, upon liquidation or winding-up of the Corporation, to share the residual assets of the Corporation. The Common Shares do not have any pre-emptive, conversion or redemption rights, and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the Common Shares, all of which rank equally as to all benefits which might accrue to the holders of the Common Shares.
PLAN OF DISTRIBUTION
The Corporation has entered into the Distribution Agreement with the Agents under which the Corporation may issue and sell from time to time Offered Shares having an aggregate sale price of up to US$75,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) in each of the provinces of Canada and in the United States pursuant to issuance notices delivered by the Corporation to the Agents from time to time in accordance with the terms of the Distribution Agreement. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made by the applicable Agents directly on the TSXV, the NYSE or any other trading market for the Common Shares in Canada or the United States. Subject to the pricing parameters in an issuance notice, the Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. The Corporation cannot predict the number of Offered Shares that it may sell under the Distribution Agreement on the TSXV, the NYSE or any other trading market for the Common Shares in Canada or the United States, or if any Offered Shares will be sold.
The Agents will offer the Offered Shares subject to the terms and conditions of the Distribution Agreement from time to time as agreed upon by the Corporation and the Agents. The Corporation will designate the maximum amount of Offered Shares to be sold pursuant to any single issuance notice to the applicable Agent or Agents. The Corporation will identify in the issuance notice which Agent or Agents will effect the placement. The Canadian Agent will only sell Offered Shares on marketplaces in Canada and the U.S. Agents will only sell Offered Shares on marketplaces in the United States. Subject to the terms and conditions of the Distribution Agreement, the Agents will use their commercially reasonable efforts to sell, on the Corporation’s behalf, all of the Offered Shares requested to be sold by the Corporation. The Corporation may instruct the Agents not to sell Offered Shares if the sales cannot be effected at or above the price designated by the Corporation in a particular issuance notice. Under the Distribution Agreement, no Agent has any obligation to purchase as principal for its own account any Offered Shares that the Corporation proposes to sell pursuant to any issuance notice delivered by the Corporation to the applicable Agent or Agents.
Either the Corporation or the Agents may suspend the Offering upon proper notice to the other party. The Corporation and the Agents each have the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party’s sole discretion at any time.
The Corporation will pay the Agents the Commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement. The amount of the Commission will be up to 3% of the gross sales price per Offered Share sold. The Commission will be paid in the same currency as the sale of the Offered Shares to which such Commission pertains. The sales proceeds remaining after payment of the Commission and after deducting any expenses payable by the Corporation and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to the Corporation from the sale of such Offered Shares.
The applicable Agent or Agents will provide written confirmation to the Corporation no later than the opening of the trading day immediately following the trading day on which such Agent has made sales of the Offered Shares under the Distribution Agreement setting forth (i) the number of Offered Shares sold on such day, (ii) the price of the Offered Shares sold on such day, (iii) the gross proceeds, (iv) the commission payable by the Corporation to the Agents with respect to such sales, and (v) the net proceeds payable to the Corporation.
The Corporation will disclose the number and average price of the Offered Shares sold under this Prospectus Supplement, as well as the aggregate gross proceeds, aggregate net proceeds and aggregate Commission paid or payable from sales hereunder in the Corporation’s annual and interim financial statements and related management’s discussion and analysis filed on www.sedar.com and with the SEC, for any quarters in which sales of Offered Shares occur.
Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the second trading day on the applicable exchange following the date on which any sales were made in return for payment of the gross proceeds (less Commission) to the Corporation. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares in the United States will be settled through the facilities of The Depository Trust Company or by such other means as the Corporation and the Agents may agree upon and sales of Offered Shares in Canada will be settled through the facilities of CDS Clearing and Depository Services Inc. or by such other means as the Corporation and the Agents may agree.
In connection with the sales of the Offered Shares on the Corporation’s behalf, each of the Agents may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. The Corporation has agreed in the Distribution Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act and under Canadian securities laws. In addition, the Corporation has agreed to pay the reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Distribution Agreement.
As sales agent, the Agents will not engage in any transactions to stabilize or maintain the price of the Common Shares in connection with any offer or sales of Offered Shares pursuant to the Distribution Agreement. No underwriter or dealer involved in the Offering, no affiliate of such an underwriter or dealer, and no person or company acting jointly or in concert with such an underwriter or dealer, may, in connection with the Offering, enter into any transaction that is intended to stabilize or maintain the market price of the Offered Shares or Common Shares distributed under this Prospectus Supplement, including selling an aggregate number or principal amount of Offered Shares that would result in the underwriter or dealer creating an over-allocation position in the Offered Shares.
The total expenses related to the commencement of the Offering to be paid by the Corporation, excluding the Commission payable to the Agents under the Distribution Agreement, are estimated to be approximately US$415,000. Pursuant to the Distribution Agreement, the Corporation has also agreed to reimburse the Agents for certain fees and expenses of counsel to the Agents and for other reasonable expenses of the Agents, subject to satisfaction of certain conditions under the Distribution Agreement.
Pursuant to the Distribution Agreement, the Offering will terminate upon the earlier of (i) June 19, 2023, (ii) the issuance and sale of all of the Offered Shares subject to the Distribution Agreement, and (iii) the termination of the Distribution Agreement as permitted therein.
The Agents and their affiliates may in the future provide various investment banking, commercial banking and other financial services for the Corporation and its affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M under the Exchange Act, the Agents will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this Prospectus Supplement.
The Common Shares are listed on the TSXV and the NYSE. The Corporation has received conditional approval to list the Offered Shares offered by this Prospectus Supplement for trading on the TSXV and received authorization to list the Offered Shares offered by this Prospectus Supplement for trading on the NYSE. Listing of the Offered Shares on the TSXV will be subject to the Corporation fulfilling of all of the listing requirements of the TSXV.
Conflicts of Interest
The Agents and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Agents and their respective affiliates have, from time to time, performed and may in the future perform, various financial advisory and investment banking services for the Corporation, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the Agents and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve the Corporation’s securities and instruments. The Agents and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Selling Restrictions Outside of the United States and Canada
Other than in the United States and Canada, no action has been taken by the Corporation that would permit a public offering of the Offered Shares in any jurisdiction outside the United States and Canada where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.
PRIOR SALES
During the 12-month period prior to the date of this Prospectus Supplement, the Corporation issued securities as provided in the following table. Effective as of March 24, 2021, the Corporation implemented the

Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and other information on securities convertible into Common Shares provided in this section are stated on a post-Consolidation basis.
Issue Date	Number and Class of Securities	Issue Price or Exercise Price per Security
January 25, 2021	76,635 Common Shares(1)	$10.40
January 28, 2021	123,700 Common Shares(2)	$3.50
January 31, 2021	7,500,000 Common Shares(3)	$2.20
February 1, 2021	10,000 Common Shares(2)	$3.50
February 1, 2021	10,000 Common Shares(4)	$2.00
February 3, 2021	10,000 Common Shares(4)	$3.90
February 3, 2021	3,000 Common Shares(2)	$3.50
February 4, 2021	10,000 Common Shares(2)	$3.50
February 10, 2021	15,000 Common Shares(4)	$2.75
February 11, 2021	25,000 Common Shares(4)	$2.00
February 12, 2021	396,552 Common Shares(5)	$14.50
February 15, 2021	15,000 Common Shares(4)	$2.35
February 16, 2021	25,000 Common Shares(4)	$2.40
February 16, 2021	10,000 Common Shares(4)	$2.35
February 18, 2021	15,000 Common Shares(4)	$2.35
February 25, 2021	15,000 Common Shares(4)	$2.35
February 26, 2021	5,000 Common Shares(4)	$7.00
March 5, 2021	27,000 Common Shares(4)	$1.95
March 5, 2021	7,500 Common Shares(4)	$2.00
March 15, 2021	10,000 Common Shares(4)	$2.75
April 8, 2021	15,000 Common Shares(4)	$2.75
April 8, 2021	10,000 Common Shares(4)	$3.00
April 8, 2021	750 Common Shares(4)	$2.35
May 6, 2021	4,000 Common Shares(4)	$7.00
May 25, 2021	500 Common Shares(4)	$2.35
May 25, 2021	5,000 Common Shares(4)	$7.00
May 25, 2021	10,000 Common Shares(4)	$2.10
May 26, 2021	1,500 Common Shares(4)	$7.00
May 26, 2021	12,500 Common Shares(4)	$2.50
May 26, 2021	605,000 options	$16.84
June 23, 2021	7,915,000 Common Shares(6)	$9.22
July 22, 2021	1,978,750 Common Shares(5)	$9.25
August 13, 2021	15,000 Common Shares(4)	$2.35
August 13, 2021	17,500 Common Shares(4)	$1.85
August 30, 2021	10,000 Common Shares(4)	$3.90
August 30, 2021	10,000 Common Shares(4)	$7.00
September 21, 2021	15,000 options	$8.15

Issue Date	Number and Class of Securities	Issue Price or Exercise Price per Security
September 23, 2021	3,750 Common Shares(4)	$2.35
September 29, 2021	18,700 Common Shares(4)	$7.00
October 8, 2021	15,000 Common Shares(4)	$2.35
October 8, 2021	15,000 Common Shares(4)	$3.20
October 8, 2021	25,000 Common Shares(4)	$1.85
October 15, 2021	1,875,000 Common Shares(7)	$2.00
October 18, 2021	5,625,000 Common Shares(7)	$2.00
October 21, 2021	220,471 Common Shares(1)	$8.62
October 28, 2021	25,000 Common Shares(4)	$2.50
November 2, 2021	10,000 Common Shares(4)	$7.00
November 17, 2021	15,000 options	$8.08
November 18, 2021	20,000 Common Shares(4)	$1.85
November 24, 2021	25,000 Common Shares(4)	$2.50
December 2, 2021	100,000 Common Shares(4)	$3.00
December 2, 2021	62,500 Common Shares(4)	$3.40
December 3, 2021	1,500 Common Shares(4)	$7.00
December 7, 2021	15,000 Common Shares(4)	$2.75
January 5, 2022	1,500 Common Shares(4)	$7.00

Notes:
(1)
Issued in settlement of interest owed on the Bond.

(2)
Issued upon the exercise of Common Share purchase warrants.

(3)
Issued upon the exercise of the Pallinghurst Warrants (as defined in the Prospectus).

(4)
Issued upon the exercise of options.

(5)
Issued pursuant to a 2021 private placement.

(6)
Issued pursuant to a 2021 public offering.

(7)
Issued pursuant to the conversion of the Bond.

TRADING PRICE AND VOLUME
The Common Shares are listed and posted for trading on the TSXV under the symbol “NOU” and the NYSE under the symbol “NMG”. On January 20, 2022, the last trading day before the filing of this Prospectus Supplement, the closing price of the Common Shares on the TSXV was $10.24, on the NYSE was US$8.11.
TSXV
The following table sets forth trading information for the Common Shares on the TSXV (as reported by www.money.tmx.com) during the 12-month period prior to the date of this Prospectus Supplement.
Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers, prices and trading volumes of the Common Shares provided in the table below have been adjusted to take into consideration the Consolidation. The Common Shares began trading on the TSXV on a post-Consolidation basis at the open of markets on March 31, 2021.

Month	High ($)(1)	Low ($)(2)	Trading volume(3)
January 2021	19.80	10.40	4,343,395
February 2021	27.40	14.80	5,065,404
March 2021	22.30	15.20	3,402,410
April 2021	20.50	12.00	1,988,237
May 2021	19.18	12.75	1,669,792
June 2021	15.74	9.02	2,157,300
July 2021	10.35	7.59	1,367,300
August 2021	8.93	7.51	671,200
September 2021	8.42	6.36	1,910,600
October 2021	10.99	7.10	1,750,900
November 2021	11.90	9.47	2,033,700
December 2021	9.79	7.30	1,990,700
January 1, 2022 to January 20, 2022	10.89	8.93	687,500

Notes:
(1)
Includes intra-day high prices.

(2)
Includes intra-day low prices.

(3)
Total volume traded in the relevant period.

NYSE
The following table sets forth trading information for the Common Shares on the NYSE (as reported by www.nyse.com) since May 24, 2021, the date the Common Shares began trading on the NYSE.
Month	High (US$)(1)	Low (US$)(2)	Trading volume(3)
May 2021	16.29	12.41	243,817
June 2021	13.04	7.20	5,627,409
July 2021	8.00	5.97	2,980,869
August 2021	7.25	5.83	1,745,499
September 2021	6.69	5.07	1,954,271
October 2021	8.87	5.61	2,690,605
November 2021	9.57	7.36	3,177,163
December 2021	7.77	5.67	2,934,400
January 1, 2022 to January 20, 2022	8.81	6.99	1,249,000

Notes:
(1)
Includes intra-day high prices.

(2)
Includes intra-day low prices.

(3)
Total volume traded in the relevant period.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of Stein Monast L.L.P., legal counsel to the Corporation, and Blake, Cassels & Graydon LLP, Canadian legal counsel to the Agents, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Tax Act and the Regulations generally applicable to an investor who acquires, as beneficial owner, the Offered Shares pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times, (i) deals at arm’s length with the Corporation and the Agents and is not affiliated with the Corporation or the Agents and (ii) holds the Offered Shares as capital property (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder unless the Holder holds or uses the Offered Shares or is deemed to hold or use the Offered Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.
This summary is not applicable to a Holder: (a) that is a “financial institution” within the meaning of the Tax Act for purposes of the “mark-to-market rules” contained in the Tax Act; (b) an interest in which is or would constitute a “tax shelter investment” as defined in the Tax Act; (c) that is a “specified financial institution” as defined in the Tax Act; (d) that has elected to report its “Canadian tax results” for purposes of the Tax Act, in a currency other than Canadian currency; (e) that is exempt from tax under the Tax Act; or (f) that has entered into, or will enter into, a “synthetic disposition arrangement”, a “derivative forward agreement” or a “dividend rental arrangement” each as defined under the Tax Act, with respect to the Offered Shares. Any such Holders should consult their own tax advisors to determine the particular Canadian federal income tax consequences to them of acquiring Offered Shares pursuant to the Offering.
This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Offered Shares.
This summary is based on the facts set out in this Prospectus Supplement, the current provisions of the Tax Act and the Regulations in force as of the date hereof, the Tax Proposals, the current provisions of the Canada-United States Tax Convention (1980) (the “Canada-U.S. Tax Convention”), and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative, administrative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.
This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Offered Shares. This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holders, and no representations concerning the income tax consequences to any particular Holder or prospective Holder are made. Accordingly, prospective Holders should consult their own tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.
Residents of Canada
This portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention, is (or is deemed to be) resident in Canada (a “Resident Holder”). Certain Resident Holders whose Offered Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Offered Shares, and every other “Canadian Security”, as defined in the Tax Act, owned by such Resident Holders in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Such Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.
This summary does not address the possible application of the “foreign affiliate dumping” rules that may be applicable to a Resident Holder that is a corporation resident in Canada that is or that becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or that becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person or a group of a non-resident persons (comprised of any combination of non-resident corporations, non-resident individuals or non-resident trusts) for purposes of the rules in section 212.3 of the Tax Act. Such Resident Holders should consult their own tax advisors with respect to the consequences of acquiring Offered Shares.

Dividends on Offered Shares
A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Offered Shares.
In the case of a Resident Holder who is an individual (other than certain trusts), dividends received or deemed to be received on the Offered Shares will be included in the Resident Holder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received or deemed to be received from taxable Canadian corporations. Provided that appropriate designations are made by the Corporation, such dividend or deemed dividend will be treated as an “eligible dividend” for the purposes of the Tax Act and a Resident Holder who is an individual will be entitled to an enhanced gross-up and dividend tax credit regime in respect of such dividend. There may be limitations on the ability of the Corporation to designate dividends and deemed dividends as “eligible dividends”.
In the case of a Resident Holder that is a corporation, dividends received or deemed to be received on the Offered Shares will be included in the Resident Holder’s income for that taxation year and will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.
A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, will generally be liable to pay an additional refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.
Dividends received or deemed to be received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.
Dispositions of Offered Shares
A Resident Holder who disposes of, or is deemed for the purposes of the Tax Act to have disposed of, an Offered Share (other than to the Corporation, unless purchased by the Corporation in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will generally realize a capital gain (or incur a capital loss), in the taxation year of the disposition, equal to the amount by which the proceeds of disposition in respect of the Offered Share exceed (or are exceeded by) the aggregate of (i) the adjusted cost base to the Resident Holder of such Offered Share immediately before the disposition or deemed disposition and (ii) any reasonable cost of disposition. The adjusted cost base to a Resident Holder of the Offered Share will be determined by averaging the adjusted cost base to the Resident Holder of the Offered Share with the adjusted cost base of all other Common Shares (if any) held as capital property at that time by the Resident Holder and by making certain other adjustments required under the Tax Act. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Taxation of Capital Gains and Capital Losses”.
Taxation of Capital Gains and Capital Losses
Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in computing the Resident Holder’s income for the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is generally required to deduct one-half of any capital loss (an “allowable capital loss”) realized in a taxation year against taxable capital gains realized in that taxation year. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may generally be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such taxation years, to the extent and in circumstances prescribed by the Tax Act.
If the Resident Holder is a corporation, any capital loss realized on the disposition or deemed disposition of an Offered Share may be reduced by the amount of any dividends which have been previously received or deemed to have been received by the Resident Holder on such Offered Share (or a share for which such Offered

Share has been substituted), to the extent and in circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Offered Shares. Resident Holders to whom these rules may be relevant are urged to consult their own tax advisors.
A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act), including taxable capital gains realized on the disposition of Offered Shares.
Capital gains realized by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.
Non-Residents of Canada
The following portion of this summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada and does not and will not use or hold, and will not be deemed to use or hold, Offered Shares in, or in the course of, carrying on a business or part of a business in Canada (a “Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere or that is an “authorized foreign bank” as defined in the Tax Act and such holders should consult their own tax advisors. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to benefits under any applicable income tax treaty or convention based on their particular circumstances.
Dividends on Offered Shares
Dividends paid or credited, or deemed to be paid or credited under the Tax Act, to a Non-Resident Holder on the Offered Shares will generally be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividends, subject to any reduction in the rate of withholding to which such Non-Resident Holder is entitled under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, such rate is normally reduced under the Canada-U.S. Tax Convention to 15% of the gross amount of the dividend if the beneficial owner of such dividend is a Non-Resident Holder who is a resident of the United States that is entitled to full benefits under the Canada-U.S. Tax Convention (a “U.S. Holder”). The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a corporation that owns at least 10% of the voting stock of the Corporation. Non-Resident Holders are advised to consult their tax advisors in this regard.
Dispositions of Offered Shares
A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of Offered Shares, unless the Offered Shares are, or are deemed to be, “taxable Canadian property”, as defined in the Tax Act, of the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.
Provided the Offered Shares are listed on a “designated stock exchange”, as defined in the Tax Act, (which currently includes the TSXV) at the time of disposition, the Offered Shares will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (a) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder or persons who do not deal at arm’s length with the Non-Resident Holder, or any combination of such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Corporation, and (b) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource property”,

“timber resource property”, each as defined in the Tax Act, and options in respect of, interests in, or for civil law rights in any such property, whether or not such property exists. Notwithstanding the foregoing, an Offered Share may also be deemed to be “taxable Canadian property”, as defined in the Tax Act, to a Non-Resident Holder for purposes of the Tax Act in particular circumstances.
If Offered Shares are taxable Canadian property (or deemed to be taxable Canadian property) of a Non-Resident Holder and the Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention between Canada and the country in which the Non Resident Holder is resident at the time of their disposition, then the disposition of the Offered Shares by such Non-Resident Holder will generally be subject to the same Canadian income tax consequences applicable to a Resident Holder with respect to the disposition of such Resident Holder’s Offered Shares, as discussed above under the headings “Residents of Canada — Dispositions of Offered Shares” and “Residents of Canada — Taxation of Capital Gains and Capital Losses”.
Non-Resident Holders whose Offered Shares may be taxable Canadian property should consult their own tax advisors.
CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion describes certain material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of Offered Shares by U.S. Holders (as defined herein). This discussion applies only to U.S. Holders that acquire Offered Shares pursuant to this Offering and hold such Offered Shares as capital assets (generally, assets held for investment purposes). This discussion is based on the Internal Revenue Code of 1986 (the “Code”), U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold Offered Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of the shares of the Corporation, corporations that accumulate earnings to avoid U.S. federal income tax, persons subject to special tax accounting rules, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift, Medicare contribution tax or alternative minimum tax consequences or the requirements of Section 451 of the Code with respect to conforming the timing of income accruals to financial statements.
As used in this discussion, the term “U.S. Holder” means a beneficial owner of Offered Shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences relating to an investment in the Offered Shares will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the acquisition, ownership and disposition of Offered Shares.
Persons considering an investment in Offered Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of Offered Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences
In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or (2) on average at least 50% of the value of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.
Based on the current profile of the Corporation’s gross income, gross assets, the nature of its business, and its anticipated market capitalization, the Corporation believes that it likely was a PFIC for the 2021 taxable year. While the Corporation has not made a determination of expected PFIC status for the current taxable year, there is a risk that it may be a PFIC in the current taxable year and in the foreseeable future. The Corporation’s PFIC status for any taxable year under the income test may depend on the ratio of its passive investment income to the total amount of its gross income, as calculated for U.S. federal income tax purposes and taking into account its proportionate share of any income of any entity in which it directly or indirectly holds 25% or more (by value) of the equity. No opinion of legal counsel or ruling from the Internal Revenue Service (the “IRS”) concerning the status of the Corporation as a PFIC has been obtained or is currently planned to be requested. Furthermore, the Corporation’s annual PFIC status can be determined only after the end of each taxable year, and is based on the composition of its gross income, the value of its assets (including goodwill), market capitalization and activities in a given year. The Corporation therefore cannot express a view as to whether it will be a PFIC for the current or any future taxable year, and U.S. investors should invest in the Offered Shares only if they are willing to bear the U.S. federal income tax consequences of an investment in a PFIC.
If the Corporation is a PFIC in any taxable year during which a U.S. Holder owns Offered Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Offered Shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the Offered Shares, whether or not the Corporation continues to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for Offered Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which the Corporation is a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to this amount.
If the Corporation is a PFIC for any year during which a U.S. Holder holds Offered Shares, the Corporation must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the Offered Shares, unless the Corporation ceases to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the Offered Shares. If the election is made, the U.S. Holder will be deemed to sell the Offered Shares it holds at their fair market value on the last day of the last taxable year in which the Corporation qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Offered Shares would not be treated as shares of a PFIC unless the Corporation subsequently becomes a PFIC.
If the Corporation is a PFIC for any taxable year during which a U.S. Holder holds Offered Shares and one of the subsidiaries of the Corporation is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not directly receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its own tax advisors regarding the application of the PFIC rules to the subsidiaries of the Corporation.
If the Corporation is a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on Offered Shares if such U.S. Holder makes a valid “mark-to-market” election for the Offered Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” The Offered Shares will be marketable stock as long as they remain listed on the NYSE and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of Offered Shares held at the end of such taxable year over the adjusted tax basis of such Offered Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Offered Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in Offered Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of Offered Shares in any taxable year in which the Corporation is a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.
A mark-to-market election will not apply to Offered Shares for any taxable year during which the Corporation is not a PFIC, but will remain in effect with respect to any subsequent taxable year in which the Corporation becomes a PFIC. Such election will not apply to any non-U.S. subsidiaries that the Corporation may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that the Corporation may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the Offered Shares.
The tax consequences that would apply if the Corporation is a PFIC would also be different from those described above if a U.S. Holder were to make a valid qualified electing fund (“QEF election”). U.S. Holders should be aware that, for each tax year, if any, that the Corporation is a PFIC, the Corporation can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF election with respect to the Corporation, and as a result, a QEF election may not be available to U.S. Holders.
Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.
The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the acquisition, ownership and disposition of Offered Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Offered Shares and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of Offered Shares of a PFIC.
Distributions
Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to Offered Shares generally will be required to include the gross amount of such distribution (before reduction for any Canadian withholding taxes withheld therefrom) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of the current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles) of the Corporation. To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of the current and accumulated earnings and profits of the Corporation, it will be treated first as a tax-free return of capital and reduce the adjusted tax basis (but not below zero) of the U.S. Holder’s Offered Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Offered Shares, the remainder will be taxed as capital gain from the sale or exchange of such Shares as described in “— Sale, Exchange or Other Disposition of Offered Shares,”

below. Because the Corporation may not account for the earnings and profits of the Corporation in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on Offered Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from certain other corporations.
Dividends paid by a “qualified foreign corporation” are eligible for taxation in the case of non-corporate U.S. Holders at a reduced long-term capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that certain requirements are met.
A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Offered Shares that are readily tradable on an established securities market in the United States. The Corporation believes that it qualifies as a resident of Canada for purposes of, and is eligible for the benefits of, the U.S.-Canada Treaty, which the IRS has determined is satisfactory for purposes of the qualified dividend rules, although there can be no assurance in this regard. Therefore, subject to the discussion above under “— Passive Foreign Investment Company Consequences”, if the U.S.-Canada Treaty is applicable, dividends paid on Offered Shares will generally be “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that certain conditions are met, including conditions relating to holding period. Each non-corporate U.S. Holder is advised to consult its own tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances. However, notwithstanding the foregoing, non-corporate U.S. Holders will not be eligible for preferential tax rates on any dividends received from the Corporation if it is a PFIC in the taxable year in which such dividends are paid or in the proceeding taxable year. As discussed above under “— Passive Foreign Investment Company Consequences,” the Corporation believes that it was likely a PFIC during the 2021 taxable year and that there is a risk it may be classified as a PFIC in the current taxable year and in any given future taxable year.
The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt, regardless of whether such foreign currency is converted into U.S. dollars at that time. A U.S. Holder will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.
In general, any Canadian withholding tax imposed on dividend payments in respect of the Offered Shares will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder is urged to consult its own tax advisor regarding the foreign tax credit rules.
Sale, Exchange or Other Disposition of Offered Shares
Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Offered Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Offered Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Offered Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of Offered Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes. Consequently, a U.S. Holder may not be able to use any foreign tax credits arising from any Canadian tax imposed on the sale, exchange or other taxable disposition of the Offered Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless an applicable treaty provides otherwise and an election is properly made under the Code.
Information Reporting and Backup Withholding
U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in Offered Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets), IRS Form 8621, if the Offered Shares are shares in a PFIC as described above under “— Passive Foreign Investment Company Consequences”, and, in certain cases, IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation). Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.
Distributions on, and proceeds from the sale or other disposition of Offered Shares, may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.
U.S. Holders should consult their own tax advisors regarding the backup withholding and information reporting rules.
EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OFFERED SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been filed or furnished with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from the Corporation’s directors and officers, as applicable; (iii) the consent of PricewaterhouseCoopers LLP; (iv) the consent of Stein Monast L.L.P.; (v) the consent of Blake, Cassels & Graydon LLP; (vi) the Distribution Agreement; and (vii) the consents of the “qualified persons” referred to in the Registration Statement or documents incorporated therein.
LEGAL MATTERS
Certain legal matters relating to Canadian law with respect to the Offering will be passed on behalf of the Corporation by Stein Monast L.L.P. and on behalf of the Agents by Blake, Cassels & Graydon LLP. Certain legal matters relating to United States law with respect to the Offering will be passed on behalf of the Corporation by Dorsey & Whitney LLP and on behalf of the Agents by Goodwin Procter LLP.
As of the date of this Prospectus Supplement, the “designated professionals” (as such term is defined in Form 51-102F2 — Annual Information Form to Regulation 51-102 respecting Continuous Disclosure Obligations) of Stein Monast L.L.P. and Blake, Cassels & Graydon LLP, each as a group, beneficially own, directly or indirectly, less than 1% of the Corporation’s securities or properties.
INTERESTS OF EXPERTS
The auditors of the Corporation are PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., a partnership of Chartered Professional Accountants, located at 1250 René-Lévesque Boulevard West, Suite 2500 Montréal, Québec H3B 4Y1. PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. has advised the Corporation that it is independent with respect to the Corporation within the meaning of the Code of ethics of chartered professional accountants (Québec) and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).
REGISTRAR AND TRANSFER AGENT
The transfer agent and registrar of the Corporation in Canada is TSX Trust Company (“TSX Trust”). The register of transfers of the Common Shares is held at TSX Trust’s offices located in its place of business at 2001 Robert-Bourassa Blvd. Suite 1600, Montréal, Québec H3A 2A6. The co-transfer agent is American Stock Transfer & Trust Co LLC at its office located at 6201 15th Avenue, Brooklyn, NY 11219.
ENFORCEMENT OF CIVIL LIABILITIES
All or substantially all of the Corporation’s operations and assets are located outside the United States, and certain of its officers, directors and shareholders, reside outside of the United States.
The Corporation has appointed an agent for service of process in the United States. It may be difficult for investors who reside in the United States to effect service of process in the United States upon the Corporation, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Corporation or its directors and officers. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.
The Corporation filed with the SEC, concurrently with the Registration Statement of which this Prospectus Supplement forms a part, an appointment of agent for service of process on Form F-X. Under Form F-X, the Corporation appointed C T Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of securities under this Prospectus Supplement.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities in these jurisdictions.
Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Legal Officer and Corporate Secretary of Nouveau Monde Graphite Inc. at 331 Brassard Street, Saint-Michel-des-Saints, Québec J0K 3B0 telephone: 1 (450) 757-8905 and are also available electronically at www.sedar.com.
SHORT FORM BASE SHELF PROSPECTUS
New Issue	May 19, 2021
Nouveau Monde Graphite Inc.
CAD$500,000,000
Common Shares
Debt Securities
Subscription Receipts
Warrants
Units
Nouveau Monde Graphite Inc. (the “Corporation”) may, from time to time, during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains valid, offer and issue common shares of the Corporation (the “Common Shares”), debt securities of the Corporation (the “Debt Securities”), subscription receipts exchangeable for Common Shares and/or other securities of the Corporation (the “Subscription Receipts”), warrants exercisable to acquire Common Shares and/or other securities of the Corporation (the “Warrants”) and securities comprised of more than one of Common Shares, Debt Securities, Subscription Receipts and/or Warrants offered together as a unit (the “Units”) (Common Shares, Debt Securities, Subscription Receipts, Warrants and Units are collectively referred to herein as the “Securities”) having an aggregate offering price of up to CAD$500,000,000, or its equivalent in any other currency or currency unit used to denominate the Securities at the time of offering. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Corporation or a subsidiary of the Corporation. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.
The Corporation’s outstanding Common Shares are listed and posted for trading on the TSX Venture Exchange (“TSXV”) under the symbol “NOU”, on the OTCQX under the symbol “NMGRF” and on the Frankfurt Stock Exchange under the symbol “NM9”. On May 18, 2021, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSXV was $14.43, on the OTCQX was US$11.94 and on the Frankfurt Stock Exchange was €9.75 (each on a post Consolidation (as defined herein) basis). The Corporation has applied to list the Common Shares on the New York Stock Exchange (“NYSE”). Listing will be subject to the Corporation fulfilling all the listing requirements of the NYSE.
Effective as of March 24, 2021, the Common Shares have been consolidated (the “Consolidation”) on the basis of one new Common Share for every ten currently outstanding Common Shares (the “Consolidation Ratio”). The Common Shares commenced trading on the TSXV on a post-Consolidation basis at the open of markets on March 31, 2021. Unless otherwise specified in this Prospectus, numbers and prices of Common Shares and any other information on securities convertible into Common Shares are stated prior to giving effect to the Consolidation. See “Recent Developments” in this Prospectus.
(continued on next page)

(continued from cover)
Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Debt Securities, Subscription Receipts, Warrants or Units may be sold and purchasers may not be able to resell any Debt Securities, Subscription Receipts, Warrants or Units purchased under this Prospectus. This may affect the pricing of these Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities and the extent of issuer regulation. See “Risk Factors” in this Prospectus.
An investment in the Securities involves a high degree of risk and must be considered speculative due to the nature of the Corporation’s business, the present stage of development of its mineral properties and of construction and installations of its facilities and the fact that the Corporation’s negative cash flow will continue at least until commercial production at the Matawinie Mine (as defined herein) and/or the LiB Anode Plant (as defined herein) is achieved. Prospective investors should carefully consider the risk factors described in and incorporated by reference into the Prospectus. See “Forward-Looking Statements” and “Risk Factors” in this Prospectus.
The Corporation may offer and sell Securities to or through dealers, underwriters or agents and may also offer and sell certain Securities directly to purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the offering and sale of such Securities and will set forth the terms of the offering of such Securities, the method of distribution of Securities including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. No underwriters, dealers or agents have been involved in the preparation of this Prospectus nor have any underwriters, dealers or agents performed any review of the contents of this Prospectus.
The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, without limitation, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the issue price and any other terms specific to the Common Shares being offered; (ii) in the case of Debt Securities, the specific designation, the aggregate principal amount, the maturity, the interest provisions, the authorized denominations, the offering price, any covenants, the events of default, any terms for redemption or retraction, any exchange or conversion terms and any other terms specific to the Debt Securities being offered; (iii) in the case of Subscription Receipts, the number of Subscription Receipts offered, the offering price, the terms of the release conditions, the designation, number and terms of the Common Shares or Warrants receivable upon satisfaction of the release conditions, any procedures that will result in the adjustment of this number, any additional payments to be made to holders of Subscription Receipts upon satisfaction of the release conditions, the terms governing the escrow of all or a portion of the gross proceeds from the sale of the Subscription Receipts, the terms for the refund of all or a portion of the purchase price for Subscription Receipts in the event that the release conditions are not met and any other specific terms applicable to the offering of Subscription Receipts; (iv) in the case of Warrants, the designation, number and terms of the Common Shares or Debt Securities issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise and any other specific terms; and (v) in the case of Units, the number of Units being offered, the offering price, the terms of the securities underlying the Units, and any other specific terms.
In connection with any offering of Securities, other than an “at-the-market distribution” (as defined under applicable Canadian securities legislation), unless otherwise specified in a Prospectus Supplement and subject to applicable law, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those Securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution” in this Prospectus. No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. This Prospectus may qualify an “at-the-market distribution.”
All shelf information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.
The Corporation’s head office is located at 331 Brassard Street, Saint-Michel-des-Saints, Québec J0K 3B0.
ii

ABOUT THIS SHORT FORM BASE SHELF PROSPECTUS
An investor should rely only on the information contained in this Prospectus (including the documents incorporated by reference herein) and is not entitled to rely on parts of the information contained in this Prospectus (including the documents incorporated by reference herein) to the exclusion of others. The Corporation has not authorized anyone to provide investors with additional or different information. The Corporation is not offering to sell the Securities in any jurisdictions where the offer or sale of the Securities is not permitted. The information contained in this Prospectus (including the documents incorporated by reference herein) is accurate only as of the date of this Prospectus (or the date of the document incorporated by reference herein, as applicable), regardless of the time of delivery of this Prospectus or any sale of the Securities. The Corporation’s business, financial condition, results of operations and prospects may have changed since the date of this Prospectus.
This Prospectus provides a general description of the Securities that the Corporation may offer. Each time the Corporation offers and sells Securities under this Prospectus, it will provide the purchasers with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, the purchasers should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below under “Documents Incorporated by Reference”.
All information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be made available together with this Prospectus.
CURRENCY
The Prospectus and the documents incorporated by reference herein contain references to the Canadian dollar, United States dollar and Euro. Unless otherwise indicated in the Prospectus and the documents incorporated by reference herein, all references to “$”, “CAD$” or “dollars” refer to Canadian dollars, all references to “US$” refer to United States dollars and all references to “€” refer to Euro.
The following table sets forth, for the periods indicated, the high, low, average and period-end indicative rates of exchange for United States dollars and Euros expressed in Canadian dollars, as provided by the Bank of Canada:
		Quarter Ended March 31, 2020	Fiscal Year Ended December 31, 2020	Fiscal Year Ended December 31, 2019
US$ to CAD$	Low	1.2455	1.2718	1.2988
	High	1.2828	1.4496	1.3600
	Average	1.2660	1.3415	1.3269
	End	1.2575	1.2732	1.2988
€ to CAD$	Low	1.4759	1.4282	1.4438
	High	1.5641	1.5851	1.5441
	Average	1.5251	1.5298	1.4856
	End	1.4759	1.5608	1.4583
On May 18, 2021, the daily average rate of exchange posted by the Bank of Canada for conversion of United States dollars into Canadian dollars was US$1.00 = $ 1.2051 and for conversion of Euro into Canadian dollars was €1.00 = $1.4724.
FINANCIAL INFORMATION
The Corporation’s financial statements that are incorporated by reference into the Prospectus have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are presented in Canadian dollars.
NON-GAAP FINANCIAL MEASURES
The Corporation uses a non-IFRS measure, working capital, in this Prospectus or in documents incorporated by reference herein, which is not defined under IFRS. Management uses this non-GAAP financial measure together with measures determined in accordance with IFRS, to provide investors with a supplemental measure to evaluate the Corporation’s financial condition. The Corporation calculates working capital as its current assets less its current liabilities. This measure has no meaning under IFRS and, therefore, amounts presented may not be comparable to similar data presented by other companies operating in a similar industry as the Corporation. The Corporation believes that securities analysts, investors and other interested parties frequently use non-GAAP financial measures in the evaluation of issuers. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance or financial condition prepared in accordance with IFRS.
As at March 31, 2021 and December 31, 2020, the working capital of the Corporation amounted to $29,681 (in thousands of dollars) and $(171) (in thousands of dollars), respectively. For further information, please refer to the Interim MD&A (as defined herein) and the MD&A.
FORWARD-LOOKING STATEMENTS
The Prospectus, including the documents incorporated by reference herein and therein, contains forward-looking statements which relate to future events or future performance and reflect management’s expectations and assumptions regarding the Corporation’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as “may”, “would”, “could”, “will”, “should”, “expect”, “intend”, “aim”, “attempt”, “anticipate”, “believe”, “study”, “target”, “estimate”, “forecast”, “predict”, “outlook”, “mission”, “aspire”, “plan”, “schedule”, “potential”, “progress” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Corporation’s future results, the intended construction and commissioning timeline of the Matawinie Mine, the LiB Anode Plant, the Purification Demonstration Plant (as defined herein) and the Coating Demonstration Plant (as defined herein), the intended operation and performance of the Shaping Demonstration Plant (as defined herein) and the Flake Demonstration Plant (as defined herein), the economic performance and product development efforts, the potential listing on the NYSE, as well as the Corporation’s achievement of milestones, including the ability to obtain sufficient financing for the Matawinie Mine project and the LiB Anode Plant project, are or involve forward-looking statements.
Forward-looking information is based on reasonable assumptions that have been made by the Corporation as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Corporation to be materially different from those expressed or implied by such forward-looking information, including but not limited to, the actual results of current development, engineering and planning activities, access to capital and future prices of graphite and those factors discussed in the section entitled “Risk Factors” in this Prospectus, and in the documents incorporated by reference herein. Forward-looking information in this Prospectus, including the documents incorporated by reference herein and therein, contains, among other things, disclosure regarding: the Corporation’s development activities and production plans, including the operation of the Shaping Demonstration Plant and the Flake Demonstration Plant; the construction and commissioning, as applicable, of the Matawinie Mine project, the LiB Anode Plant project, the Purification Demonstration Plant and the Coating Demonstration Plant; the impact of the COVID-19 pandemic (“COVID-19”) on the Corporation’s operations; the future outlook, corporate development and strategy of the Corporation; the Corporation’s projected capital and operating expenditures; the estimates of mineral resources and mineral reserves; the Corporation’s green and sustainable lithium-ion active anode material (“Anode Material”) initiatives; the government regulation of mining operations, environmental regulation and compliance; the realization of the expected economics of the construction and operation of the Matawinie Mine project and the LiB Anode Plant project; the potential additional listing on the NYSE; the trading price of the Common Shares meeting the listing requirements for the NYSE; any particular offering of Securities under this Prospectus and any Prospectus Supplement, and the receipt of all regulatory and stock exchange approvals in connection therewith; the ability to obtain sufficient financing and the permitting required for the development of the Matawinie Mine project and the LiB Anode Plant project; and business opportunities that become available to, or are pursued by the Corporation.
Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: general business and economic conditions; there being no direct operational impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19 pandemic; the supply and demand for, deliveries of, and the level and volatility of prices for graphite products; the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; the risk that exploration data may be incomplete and additional work may be required to complete further evaluation, including but not limited to drilling, engineering, and socioeconomic studies and investment; the timing of the receipt of necessary regulatory and governmental permits and approvals for the Matawinie Mine and LiB Anode Plant; the availability of financing for the Corporation’s development of its properties and construction of its facilities and installations on reasonable terms; the ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; increased costs, delays, suspensions and technical challenges associated with the development of the Matawinie Mine and the LiB Anode Plant; the ability to attract and retain skilled staff; development and production timetables; competition and market risks; pricing pressures; the accuracy of the Corporation’s mineral resource and mineral reserve estimates (including, with respect to size, grade and recoverability) as well as the geological, operational and price assumptions on which they are based; the fact that certain business improvement initiatives are still in the early stages of evaluation, and additional engineering and other analysis is required to fully assess their impact; the fact that certain of the initiatives described in this Prospectus, including the documents incorporated by reference herein, are still in the early stages and may not materialize; business continuity and crisis management; and such other assumptions and factors as set out herein and in the Prospectus.
Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that may cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Corporation does not undertake to update or revise any forward-looking information that is included or incorporated by reference herein, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.
MARKET AND INDUSTRY DATA
Unless otherwise indicated, the market and industry data contained or incorporated by reference in the Prospectus is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Corporation believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any survey. The Corporation has not independently verified any of the data from third-party sources referred to or incorporated by reference herein in the Prospectus and accordingly, the accuracy and completeness of such data is not guaranteed.
CAUTIONARY NOTE TO UNITED STATES INVESTORS
Disclosure regarding Mineral Reserve and Mineral Resource estimates included in this Prospectus and the documents incorporated by reference herein were prepared in accordance with Regulation 43-101 respecting Standards of Disclosure for Mineral Projects (“NI 43-101”). This Prospectus and documents incorporated by reference herein use the terms “Pre-Feasibility Study,” “Feasibility Study,” “Mineral Resource,” “Inferred Mineral Resource,” “Indicated Mineral Resource,” “Measured Mineral Resource,” “Mineral Reserve,” “Probable Mineral Reserve,” and “Proven Mineral Reserve” in connection with the presentation of resources, as each of these terms is defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council (the “CIM Definition Standards”), as required by NI 43-101. Unless otherwise indicated, all reserve and resource estimates contained in, or incorporated by reference into, this Prospectus have been prepared in accordance with the CIM Definition Standards, as required by NI 43-101.
NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the United States Securities and Exchange Commission (“SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”,

“proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this Prospectus and the documents incorporated by reference herein will not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.
SCIENTIFIC AND TECHNICAL INFORMATION
Certain information of a scientific or technical nature in respect of the Matawinie Mine and the Matawinie Graphite Property (as defined herein) contained in this Prospectus is based on the Technical Report (as defined herein).
Except as otherwise stated, Ms. Céline M. Charbonneau, P. Eng., M. Sc., a Senior Project Manager with Met-Chem, Division of DRA Americas Inc., has reviewed and approved the scientific and technical information in respect of the Matawinie Mine and the Matawinie Graphite Property contained in or incorporated by reference in this Prospectus. Ms. Charbonneau is considered, by virtue of her education, experience and professional association, to be a “qualified person” within the meaning of NI 43-101.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference are available electronically at www.sedar.com under the Corporation’s issuer profile, and may also be obtained on request without charge from the Chief Legal Officer and Corporate Secretary of the Corporation at 331 Brassard Street, Saint-Michel-des-Saints, Québec J0K 3B0, telephone: 1-450-757-8905. The filings of the Corporation through the System for Electronic Document Analysis and Retrieval (“SEDAR”) are not incorporated by reference in this Prospectus except as specifically set out herein.
The following documents of the Corporation are specifically incorporated by reference into and form an integral part of this Prospectus:
a.
the material change report dated July 24, 2020 and filed on SEDAR on the same day, prepared in connection with the entering into by the Corporation with Pallinghurst Graphite Limited (“Pallinghurst Graphite”) of financing transactions totaling approximately $20 million comprising a convertible bond subscription agreement and a royalty purchase agreement;

b.
the Management Proxy Circular dated July 27, 2020 and filed on SEDAR on the same day, prepared in connection with the annual general and special meeting of shareholders of the Corporation held on August 27, 2020;

c.
the material change report dated September 14, 2020 and filed on SEDAR on the same day, prepared in connection with the role changes to the board of directors of the Corporation (the “Board of Directors”) and the issuance of an aggregate of 1,037,587 Common Shares at a price of $0.20 per Common Share to the Corporation’s employees in settlement of an unpaid portion of wages owed;

d.
the material change report dated January 7, 2021 and filed on SEDAR on January 8, 2021, prepared in connection with issuance of an aggregate of 766,351 Common Shares at a price of $1.04 per Common Share in settlement of interest owed on a secured convertible bond in the principal amount of $15 million issued by the Corporation to Pallinghurst Graphite;

e.
the material change report dated January 29, 2021 and filed on SEDAR on the same day, prepared in connection with the closing of the bought deal public offering pursuant to which the Corporation issued an aggregated of 11,896,750 Common Shares at a price of $1.45 per Common Share, for aggregate gross proceeds of $17 million;

f.
the material change report dated February 9, 2021 and filed on SEDAR on February 10, 2021, prepared in connection with a cash investment of $16.5 million by Pallinghurst Graphite via the exercise of previously issued warrants to purchase Common Shares;

g.
the material change report dated February 18, 2021 and filed on SEDAR on February 19, 2021,

prepared in connection with the issuance by the Québec Government of the environmental decree authorizing the construction of the Corporation’s Matawinie Mine project;
h.
the Management Proxy Circular dated February 22, 2021 and filed on SEDAR on March 3, 2021, prepared in connection with the special meeting of shareholders of the Corporation to be held on March 23, 2021;

i.
the material change report dated March 25, 2021 and filed on SEDAR on the same day, prepared in connection with the announcement by the Corporation of the implementation of the Consolidation on the basis of the Consolidation Ratio;

j.
the management discussion and analysis (“MD&A”) of the Corporation for the year ended December 31, 2020, the English version of which was filed on SEDAR on April 6, 2021 and the French version of which was filed on April 13, 2021;

k.
the Audited Consolidated Annual Financial Statements of the Corporation as at and for the years ended December 31, 2020 and December 31, 2019, together with the notes thereto and the independent auditors’ report thereon (the “Financial Statements”), the English version of which was filed on SEDAR on April 6, 2021 and the French version of which was filed on April 13, 2021;

l.
the Annual Information Form dated April 30, 2021 and filed on SEDAR on the same day, for the fiscal year ended December 31, 2020 (the “AIF”);

m.
the amended material change report dated May 12, 2021 and filed on SEDAR on the same day, prepared in connection with the announcement by the of the completion of a front-end loading engineering analysis (“FEL-1”) for Phase 2 of its LiB Anode Plant;

n.
the management discussion and analysis of the Corporation for the three-month period ended March 31, 2021 (the “Interim MD&A”), filed on SEDAR on May 13, 2021; and

o.
the Unaudited Consolidated Condensed Interim Financial Statements of the Corporation as at March 31, 2021 and for the three-month periods ended March 31, 2021 and March 31, 2020 (the “Interim Financial Statements”), filed on SEDAR on May 13, 2021.

Any AIF, annual or interim financial statements and related MD&As, material change report (other than a confidential material change report), business acquisition report, information circular or any other disclosure documents required to be incorporated by reference herein under Regulation 44-101 respecting Short Form Prospectus Distributions filed by the Corporation with any securities commission or similar regulatory authority in Canada subsequent to the date of this Prospectus and prior to the termination of any particular offering of Securities under this Prospectus and the relevant Prospectus Supplement shall be deemed to be incorporated by reference into this Prospectus, as well as any other document so filed by the Corporation which expressly states it to be incorporated by reference into this Prospectus.
Any statement contained in the Prospectus or in a document (or part thereof) incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of the Prospectus, to the extent that a statement contained in the Prospectus or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in the Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of the Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of the Prospectus; rather, only such statement as so modified or superseded shall be considered to constitute part of the Prospectus.
Upon a new AIF and corresponding annual financial statements and related MD&As being filed by the Corporation with securities commissions or similar regulatory authorities in Canada during the currency of this Prospectus, the previous AIF and corresponding annual financial statements and related MD&As, all interim financial statements and MD&As, and all material change reports filed prior to the commencement of the then current financial year will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.
Upon each new filing of interim financial statements and related MD&As filed with securities commissions or similar regulatory authorities in Canada during the currency of this Prospectus, the previous interim financial statements and MD&As filed prior to the commencement of the then current interim period will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.
A Prospectus Supplement or Prospectus Supplements containing the specific terms for an issue of Securities will be delivered to purchasers of the Securities together with this Prospectus to the extent required by applicable securities laws, and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement but only for the purposes of the Securities issued thereunder.
In addition, certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Corporation after the date of the Prospectus Supplement for the distribution and before termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.
The Corporation has not provided or otherwise authorized any other person to provide investors with information other than as contained or incorporated by reference in this Prospectus or any Prospectus Supplement. If an investor is provided with different or inconsistent information, such investor should not rely on it.
THE CORPORATION
Name and Incorporation
The Corporation was formed on December 31, 2012 pursuant to the Canada Business Corporation Act (the “CBCA”) under the name “Nouveau Monde Mining Enterprises Inc. / Entreprises minières du Nouveau Monde Inc.” as a result of the amalgamation of “Tucson Acquisition Corporation”, a capital pool company, and “New World Mining Enterprises Inc. / Entreprises minières du Nouveau Monde Inc.”, a private company located in Gatineau, Québec. On February 6, 2017, the Corporation filed articles of amendment in order to change its name to “Nouveau Monde Graphite Inc.”. On March 24, 2021, the Corporation filed articles of amendment in order to implement the Consolidation on the basis of the Consolidation Ratio.
The Corporation’s head office is located at 331 Brassard Street, Saint-Michel-des-Saints, Québec J0K 3B0. Global operational headquarters are maintained in Montréal, Québec and supported by a sales and corporate office in London, United Kingdom, for European developments.
Intercorporate Relationships
As of the date of this Prospectus, the Corporation beneficially owns 100% of the voting shares of Nouveau Monde District Inc., incorporated under the CBCA and 100% of the voting shares of Nouveau Monde Europe Limited, incorporated under the Companies Act 2006 (United Kingdom). Nouveau Monde District Inc. currently holds properties in Saint-Michel-des-Saints and is expected to continue purchasing other properties in the near future. Nouveau Monde Europe Limited has been created on October 12, 2020.

General Business Activities
Introduction and General Outlook
The Corporation is a Québec-based company whose mission is to become a major producer of advanced graphite materials with a carbon-neutral footprint. The Corporation is working towards developing a fully-integrated source of green and sustainable battery Anode Material in Québec, Canada. The Corporation is developing advanced carbon-neutral graphite-based solutions for the growing lithium-ion battery (“LiB”) and fuel cell markets, and other value-added graphite products (“VAP”). With low-cost operations and high environmental, social & governance standards, the Corporation aspires to become a strategic supplier to the world’s leading battery and auto manufacturers, ensuring robust and reliable advanced material, while promoting supply chain traceability.
The Corporation’s activities are currently focused on the Matawinie Mine and the LiB Anode Plant, both of which are progressing concurrently towards commercial operations.
LiB Anode Plant Project
Phase 2 — LiB Anode Plant
Phase 1 — LiB Anode Demonstration Plants
Shaping Demonstration Plant	Since February 2020, the Corporation has been operating two commercial scale shaping units.
Purification Demonstration Plant	The purification demonstration unit is currently being deployed at a 1,500 tonnes (“t”) per annum (“tpa”) nameplate capacity and its commissioning is scheduled for mid-2021.
Coating Demonstration Plant	The Corporation is currently in the detailed engineering phase and has initiated the procurement to build the first module of the Phase 1 2,000 tpa capacity coating demonstration unit that is scheduled to be commissioned early in 2022.
Matawinie Mine Project
Phase 2 — Matawinie Mine	Commissioning of commercial operations (Phase 2) at the Matawinie Mine is scheduled for 2023.
Phase 1 — Matawinie Mine Demonstration Plant
Flake Demonstration Plant	Since September 2018, the Corporation has been operating a flake concentration demonstration plant.
LiB Anode Plant Project
The Corporation’s planned commercial VAP transformation plant (the “LiB Anode Plant”) deployment strategy is divided in two phases: the Phase 1 is currently under construction in its existing facilities in Saint-Michel-des-Saints and in Olin Corporation’s (“Olin”) facility in the industrial park of Bécancour, Québec; and the LiB Anode Plant for the Phase 2 is planned to be located on a 200,000-m2 parcel of land in the industrial park of Bécancour, Québec, which the Corporation announced it had acquired on January 21, 2021. The Corporation’s Phase 2 site for the LiB Anode Plant in Bécancour is strategically situated for large-scale Anode Material production, with proximity to potential customers, access to key utilities (e.g., water, hydropower, gas), an adjacent chlor-alkali producer which provides access to key consumables, a skilled workforce and an adjacent deep-water international port on the St. Lawrence River.
The LiB Anode Plant will be equipped to produce a wide range of graphite-based materials through onsite micronization, spheronization, purification and coating transformation units. At this modular facility, the Corporation will initially target a Phase 1 of 2,000 tpa capacity with a planned expansion to 42,000 tpa production of Anode Material for the Phase 2, with an evaluation underway to increase capacity as demand increases in battery and specialty markets. As announced on April 13, 2021, the Corporation aims for the LiB Anode Plant to be carbon-neutral, bringing to market a sustainable product.
Figure — Planned LiB Anode Plant

PHASE 1
Under construction
PHASE 2
EXPANSION POTENTIAL
EXPANSION POTENTIAL
EXPANSION POTENTIAL

Phase 1 — Demonstration Plants
Shaping Demonstration Plant
The Corporation has been operating a demonstration plant since February 2020 (the “Shaping Demonstration Plant”). The Shaping Demonstration Plant allows the Corporation to optimize the process parameters for two essential aspects of the future Anode Material production, micronization and spheronization, to manufacture dense spherical graphite particles with the highest possible yield and throughputs using the feedstock from the high purity flake concentrate from the Flake Demonstration Plant.
Figure — Spheronization Equipment at the Shaping Demonstration Plant
The micronization process typically uses jet or hammer mills to decrease graphite concentrate flakes to the desired size, before being split into different size fractions using an air classifier. Spheronization modifies the micronized graphite further by rounding the graphite shape in preparation for use as battery Anode Material. The Corporation’s Shaping Demonstration Plant uses flake concentrate feedstock from its Flake

Demonstration Plant and processes it through a micronization system to decrease the average flake size to <45 micrometre (“µm”). The micronization unit has the capacity to produce from 120 to 180 kilograms (“kg”) of micronized graphite per hour (“kg/hr”), which is fed through the spheronization system at 125 kg/hr. The Corporation has tested the production of 7 µm to 35µm sized spheronized graphite and achieved yields of >60%. Up to 16 tonnes of spheronized graphite has been produced thus far, thereby, de-risking the shaping process and preparing material for purification tests and commercial sales discussions.
Purification Demonstration Plant
In January 2021, the Corporation started the construction of a purification demonstration plant (the “Purification Demonstration Plant”) within existing space at Olin’s facility in the industrial park of Bécancour, Québec. On October 26, 2020, the Corporation signed a five-year agreement with Olin, the largest chlor-alkali producer in the world, for the use of commercial space and to supply chemical consumables and site services to support the commercialization of the Corporation’s low-carbon, thermochemical purification process. The Purification Demonstration Plant is scheduled to be commissioned by mid-2021.
Traditional graphite purification techniques, not employed by the Corporation, utilize a combination of harmful acids or energy intensive thermal processes to reach battery-grade purity. In order to maintain a minimal environmental footprint with a focus on sustainable operations, the Corporation employs a carbochlorination purification process, which lowers the temperatures required to reach battery grades of 99.95% concentrate graphite (“Cg”) and can utilize Québec’s low-cost, renewable hydropower to operate.
Figure — Construction has started at the Purification Demonstration Plant
Coating Demonstration Plant
The final process step to produce Anode Material consists of the application of an amorphous carbon coating on the surface of the 99.95% Cg spheronized purified, from a carbon precursor to minimize the surface area and improve the stability of the solid-electrolyte-interface to optimize the cycle life and long-term performance of the Anode Material. The Corporation is currently in the detailed engineering phase and has initiated the procurement to build the first module of the 2,000 tpa coating demonstration plant (the “Coating Demonstration Plant” and, collectively with the Shaping Demonstration Plant and the Purification Demonstration Plan, the “LiB Anode Demonstration Plants”) that is scheduled to be commissioned early in 2022.

It is expected that the flake graphite feedstock for the LiB Anode Demonstration Plants will be sourced primarily from the Flake Demonstration Plant that has been in operation since 2018 in Saint-Michel-des-Saints. However, flake graphite concentrate purchased from third parties may also be used to complement from time to time the required supply, to qualify other sources of graphite and quantify the process parameters variability between various flake concentrate. It is estimated that a total of 2,667 tpa of flake graphite concentrate will be processed to result in 2,000 tpa of Anode Material and purified jumbo flakes, 622 tpa of micronized graphite and 45 tpa of chloride by-product.
Table — Annual Operating Metrics for the LiB Anode Demonstration Plants
Annual Operating Metrics	Phase 1: 2,000 tpa Facility
Anode Material production	1,867 tpa
Purified jumbo flakes production	133 tpa
Micronized graphite by-product	662 tpa
Chloride by-product	45 tpa
Figure — Site of the Corporation’s Phase 1 and Phase 2 Plants in Bécancour

Port
St. Lawrence Seaway
Olin's facility for Phase 1
NMG land for Phase 2
Rail system & pipe rack
Highway

LiB Anode Demonstration Plants Capital Costs & Operating Costs
The LiB Anode Demonstration Plants are currently under construction and it is estimated that the total capital cost estimate (“Capex”) of the project is $37 million. As of April 1, 2021, it is estimated that $28 million remains to be spent on the project until April 1, 2022 to complete the construction of the micronizing and spheronizing (combined, shaping), purification and coating units. Accordingly, as of April 1, 2021, the financing required to complete the LiB Anode Demonstration Plants is approximately $20 million and such funding is needed to be in place by October 1, 2021 in order to meet the current schedule.

Table — Summary of Capital Cost Estimate of the LiB Anode Demonstration Plants
Capex Financial Metrics	Phase 1: 2,000 tpa Facility(1) (2) (M $)
Direct cost	28
Indirect cost	4
Contingency	5
Total Capex	37

Notes:
(1)
Excludes owner’s cost, provision for escalation and taxes and duties.

(2)
Based on internal estimate made by the Corporation’s technical team.

Table — Summary of Operating Cost Estimate for the LiB Anode Demonstration Plants
Opex Financial Metrics		Phase 1: 2,000 tpa Facility ($/tonne)
Anode Material	Conversion cost	4,610(1)
Purified Jumbo flake	Conversion cost	1,936(1)

Note:
(1)
Based on internal studies made by the Corporation’s technical team.

De-Risking by Building a Significant LiB Anode Demonstration Plant and Strategic Research and Development (“R&D”)
The production of coated spherical purified graphite used as Anode Material in LiB involves three major process steps, namely shaping, purification and coating. Since 2016, the Corporation has committed approximately $25 million in process development and de-risking, by running large-scale bench test and building demonstration units. Since early 2020, the Corporation has been operating two commercial scale shaping units in which it has processed nearly 1,000 batches to confirm the optimized process parameters and equipment performance profile to be implemented to consistently produce within customers’ specifications. Significant equipment improvements and modifications were implemented on-site to achieve an optimum operating throughput and overall yield while maintaining constant “in-spec” quality material. Ongoing internal R&D programs on the shaping process are targeting manufacturing excellence by the enhancement of fundamental understanding of fluid dynamics and air flows by using as-built scan, numerical modelling and adoption of advanced automation and artificial intelligence technologies.
For the Purification Demonstration Plant, the Corporation developed its proprietary thermochemical process that is currently being deployed at a 1,500 tpa nameplate capacity in Olin’s facility adjacent to the Corporation’s industrial site, with a commissioning scheduled to start in the first half of 2021.
The final process step to produce Anode Material consists of coating the purified spherical graphite with a carbon-based material to minimize the surface area and enhance the stability of the solid electrolyte interface. The Corporation is currently in the detailed engineering phase to build the 2,000 tpa capacity Coating Demonstration Plant that is scheduled to be commissioned in Q1 2022. The Corporation is of the view that its strategy of de-risking the process by investing in a rapid deployment of a first scalable-complete module will allow a faster product qualification with LiB cell makers and more efficient and reliable engineering development.
Project Timeline
Given the favourable economics revealed in the FEL-1 for the LiB Anode Plant, the Corporation has commenced a front-end loading pre-feasibility engineering analysis (the “FEL-2 and FEL-3”), based on the results from the demonstration modules, which is expected to be completed in the first half of 2022. The FEL-1 evaluated various strategies to optimize the deployment of the project, including advancing directly to the enhanced FEL-2 and FEL-3 program that includes detailed engineering of certain portions of the project and a modular construction and commissioning sequence enabling an initial production capacity to be available earlier, while construction activities are being completed. The project development pathway beyond detailed design and initiation of the construction phase will be determined by financial partnerships and customer commitments.
Figure : Timeline

VAP Milestones
2020
2021
2022
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Phase 1 (2 ktpa) plant
Shaping unit operation
Purification unit construction & commissioning (SPG production)
Coating unit construction & commissioning (CSPG production)
Phase 2 (45 ktpa) plant
200,000 m2 land acquisition
FEL1 Analysis
FEL2-3 Analysis
Construction activities start-up
Strategic partnerships
Offtake negotiation with anchor customer
ONGOING
Production qualification and development
ONGOING
Project finance and supply chain participant partnership
ONGOING

Table — Summary of the Estimated Costs and Description of Work
Technical Engineering development: Process design & flow sheets, piping & instrumentation diagram, equipment design, plant layouts & infrastructure design, Capex & Opex AACE Class 3 estimate	$9.4 million
Hydro-Quebec Power line front-end study: Hydro-Quebec 120kv connection and single line diagram, construction planning and cost estimate	$0.4 million
Land geotechnical study: Core drilling, rock and soil analysis, civil design criteria	$0.1 million
Environmental study: Phase 2 baseline study with wildlife inventory, surface and underground water	$0.1 million
Contingency 15%	$1.5 million
Total	$11.5 million
As of April 1, 2021, it is estimated that the aggregate amount of $11.5 million remains to be spent on the project until June 30, 2022 to complete the FEL-2 and FEL-3. The FEL-2 and FEL-3 analysis is expected to require additional financing to complete this milestone.

Matawinie Mine Project
Matawinie Graphite Property
The Matawinie graphite property includes 378 mining claims forming 7 non-contiguous claim blocks totalling 21,028 hectares (the “Matawinie Graphite Property”). The Matawinie Graphite Property is located approximately 120 km as the crow flies North of Montréal, Québec using the existing public network. The Tony claims block is located in the Saint-Michel-des-Saints area. The Tony claims block, including the West Zone, is easily accessible using existing forest roads and is close to high quality infrastructure, including paved roads and high voltage power lines, which are needed for industrial activities. The community of Saint-Michel-des-Saints, as well as surrounding communities, includes available skilled workforce following the end of many forestry activities.
All-Electric Open-Pit Mine
The Corporation intends to electrify its operations on the Matawinie Graphite Property, which would make it one of the first all-electric open-pit operations in the world (the “Matawinie Mine”). On December 10, 2018, the Corporation filed a technical report entitled NI 43-101 Technical Feasibility Study Report for the Matawinie Graphite Property with an effective date as of July 10, 2018 and an issue date as of December 10, 2018 (the “Technical Report”), the results of which were announced by the Corporation on October 24, 2018. See “The Matawinie Mine” in this Prospectus and “Description of the Mineral Properties — The Matawinie Graphite Property” in the AIF.
Flake Demonstration Plant
The Corporation operates a graphite flake concentration demonstration plant (the “Flake Demonstration Plant”) since September 2018. The Flake Demonstration Plant has a capacity to produce 1,000 tpa of high-purity natural graphite concentrate using mineralization from the West Zone deposit, part of its Matawinie Graphite Property. In addition to demystifying the future mining operations for the local community with an aim of achieving a high degree of social acceptability, the operation has allowed the Corporation to:
•
qualify products with customers and establish sales;

•
test and improve processes for optimised production; and

•
recruit and train employees ahead of commercial operations.

Research & Development Ecosystem and Industry Leadership
The Corporation has entered into agreements with Hydro-Québec to research and develop graphite Anode Materials used to make LiBs. A world-renowned innovation hub, Hydro-Québec’s Center of Excellence in Transportation Electrification and Energy Storage is developing some of the world’s most advanced battery material technologies for electric vehicles and other energy storage applications. Through this partnership, Hydro-Québec’s broad intellectual property portfolio and leading-edge facilities provide a springboard for the Corporation’s technological developments and commercialization activities. The Corporation also holds a license to commercialize Hydro-Québec’s graphite anode material technologies and position Québec in the LiB value chain. The Corporation is currently evaluating if it will use the Hydro-Québec technologies within the LiB Anode Plant or its own developed processes. In addition, the Corporation also maintains a portfolio of research and development projects to refine its line of specialty products based on market demands and innovations. To this end, the Corporation is working with a number of industry leading technical institutions in Canada such as, among others, the National Research Council Canada, the Institut national de la recherche scientifique (INRS), Corem, McGill University and University of Sherbrooke.
Strengths of the Corporation
1.
Positioned to Benefit from Significant Growth in Electric Vehicles Penetration

According to market experts, electric vehicle penetration is expected to grow from the current ~3% to 30% (and potentially higher) by 2030. Graphite is a critical element of an electric vehicle’s LiB, representing a significant part of a LiB anode in all commercially used LiB chemistries. Benchmark Minerals Intelligence, an International Organization of Securities Commissions (IOSCO) regulated price reporting agency, proprietary data provider, and market intelligence publisher for the lithium ion battery to electric vehicle (EV) supply chain, expects battery cell capacity to grow from 742Gwh today to 3,439.5Gwh by 2030. As a result, Benchmark Minerals Intelligence expects this increase in battery cell capacity to drive a 460% increase, or a 17% compounded annual growth-rate, in graphite demand by 2030.
2.
World Class Sustainability Credentials and Focus on Responsible Development

The Corporation has built a business model around the vision for a cleaner future and has committed to creating value at every level, while offsetting any impact on the environment. Carbon-neutrality is not a goal, it is a foundation. Automotive original equipment manufacturers have made public statements noting that they are increasingly focused on sourcing raw materials from sustainable sources. The Matawinie Mine is expected to be one of the the first open-pit, all-electric mines, an important factor in achieving carbon-neutral operations and products.
Unlike traditional graphite purification techniques, the Corporation’s process aims for a minimal environmental footprint by using a carbochlorination purification process and by relying on Québec’s low-cost, renewable hydropower to operate.
3.
Strategic North-American Supply for the Battery Supply Chain

Graphite is designated as a strategic critical mineral in the United States of America (“USA”), the European Union (the “EU”) and Japan. Governments and potential customers and manufacturers are increasingly focused on securing supply chains of strategic critical minerals. Currently, a substantial part of the world’s battery Anode Material is sourced from China, with numerous suppliers operating in less sustainable and less environmental-friendly ways. The Corporation, being located in Québec, is ideally positioned to meet the USA’s and the EU’s demand for non-Chinese, sustainable Anode Materials.
4.
World-Class, Vertically Integrated, Traceable Production

The Corporation aims to be the largest graphite operation in North America with attractive margins and cash flow. Its vertically integrated operations, located within a stable jurisdiction with advanced technological infrastructure, guarantees a traceable source of Anode Material. The Corporation is ideally positioned to supply Anode Materials to both the North American and EU LiB markets.

5.
De-Risked Development Profile through Significant Investment in Operating Demonstration Plants

To optimize and de-risk its future commercial operations at the Matawinie Mine and LiB Anode Plant, the Corporation has committed to significant investment on demonstration plants, some of which are currently in operation.
Phase 1 — LiB Anode Demonstration Plants • Shaping Demonstration Plant • Purification Demonstration Plant • Coating Demonstration Plant
✓
allows the Corporation to optimize two essential aspects of future Anode Material production, specifically, micronization and spheronization

✓
allows the Corporation to advance commercial sales discussions with auto and battery manufacturers and refine the Anode Material production process

✓
allows for the development of staff training strategies for “quick start” of commercial operations

✓
allows for the shortening of the anticipated ramp-up timeline following commissioning

Phase 1 — Matawinie Mine Demonstration Plant • Flake Demonstration Plant
✓
allows the Corporation to qualify products and establish a sales record

✓
allows for testing and improvement of processes for optimized production

✓
allows the Corporation to recruit and train employees ahead of commercial operations

6.
Low Cost Producer of Battery Anode Materials with Scalable Long Life Operations

The Corporation is expected to be a North America-based low-cost producer of Anode Materials. Significant contributors to the Corporation’s low operating costs include Québec’s low-cost hydroelectricity sourced from clean hydropower and supply obtained from the Corporation’s 100% owned high quality Matawinie Mine project.
The Corporation has planned a modular expansion of battery Anode Material capacity at the LiB Anode Plant to grow with expected market demand. The ability to grow in a modular fashion is supported by the Corporation’s strategic land purchase and the scale of the tier-one flake graphite resource from the Matawinie Mine.
7.
Management and Technical Team

The Corporation has a highly experienced management team, with significant graphite experience, backed by a world-class technical and research team. With a proven track record and innovative mindset, the Corporation’s leadership has secured the right skillset of strategic management knowledge and in-house technical knowledge.
8.
Best-in-Class Partnerships and Supportive Shareholders

The Corporation collaborates with major players such as Hydro-Québec, Canada’s largest electricity producer and one of the world’s largest producers of hydroelectricity. Additionally, the Corporation’s largest shareholder, Pallinghurst International (as defined herein), an entity of The Pallinghurst Group, is fully supportive of the Corporation’s projects. The Pallinghurst Group has been a world-leading investor in the metals and natural resources sector with a key focus on battery materials — facilitating the vital, global shift towards sustainable energy storage.

RECENT DEVELOPMENTS
More detailed information regarding the business of the Corporation, as well as its operations, assets, and properties, can be found in the AIF and other documents incorporated by reference herein, as supplemented by the disclosure herein. See “Documents Incorporated by Reference”.
On April 29, 2020, the Corporation announced the receipt of non-dilutive financing totalling approximately $5,206,905 comprising (i) non-refundable financial assistance of a maximum of $3,000,000 from the Québec Government Crown corporation Transition énergétique Québec through the “Technoclimat” program; (ii) $1,994,405 in funding closed with Investissement Québec through two loan offers (the “Loan Offers”) that were ready to be disbursed as per the Corporation’s cash flow needs, subject to the Loan Offer conditions; and (iii) a 5% increase to Sustainable Development Technology Canada’s $4,250,000 initial 2019 grant, representing an additional $212,500. The Loan Offers comprised a $641,090 loan at an interest rate equal to the prime rate plus 0.07% and a $1,353,315 loan at an interest rate equal to the prime rate. The interest is to be paid monthly throughout the term, whereas the capital is to be repaid by no later than the term’s expiry on June 30, 2021. To secure its obligations set out in the Loan Offers, the Corporation granted two first-ranking mortgages for a total of $1,994,405 covering the universality of its present and future receivables, including the universality of its tax credits.
On June 26, 2020, the Corporation announced that it had received the report and recommendations of the Bureau d’audiences publiques sur l’environnement (the “BAPE”) regarding its Matawinie Mine project. The inquiry commission positively evaluated the economic, environmental and social parameters developed by the Corporation, and pointed out opportunities for enhancement.
On June 30, 2020, the Corporation announced that Canada Economic Development for Québec Regions had agreed to grant $1,500,000 in repayable funding to the Corporation to implement its secondary transformation processes to manufacture purified spherical graphite at the LiB Anode Plant.
On July 15, 2020, the Corporation announced that it had reached an agreement with Pallinghurst Graphite for financing transactions totalling approximately $20 million to fund the next phase of the Corporation’s development. The Corporation entered into a convertible bond subscription agreement (the “Pallinghurst Subscription Agreement”) with Pallinghurst Graphite pursuant to which the Corporation issued to Pallinghurst Graphite a secured convertible bond (the “Bond”) in the principal amount of $15 million (the “Bond Transaction”). Concurrently, the Corporation also entered into a royalty purchase agreement with Pallinghurst Graphite pursuant to which Pallinghurst Graphite agreed to exchange the principal amount and accrued interest under its existing debt facility of approximately $5 million, including accrued interest, into a net smelter return royalty (the “Royalty”) on the Matawinie Graphite Property, with a partial buy-back option for the Corporation (the “Royalty Transaction” and together with the Bond Transaction, the “Pallinghurst Transactions”). See “Recent Developments — The Bond Transaction and the Royalty Transaction” in this Prospectus.
On September 1, 2020, the Corporation announced role changes at its Board of Directors to guide its corporate development strategy. Arne H. Frandsen, co-founder of Pallinghurst Graphite, now serves as Chairman of the Board of Directors, and Daniel Buron, Senior Vice President and Chief Financial Officer at Domtar Corporation, now serves as Lead Independent Director and Chairman of the Audit Committee. The Corporation also announced the issuance of an aggregate of 1,037,587 Common Shares at a price of $0.20 per Common Share, for an aggregate amount of $207,517.40, to 31 of its employees in settlement of an unpaid portion of wages owing that corresponded to a temporary proactive capital management measure put in place in response to COVID-19. The Board of Directors also granted a total of 6,325,000 stock options to officers and directors. These stock options were granted pursuant to the terms and conditions of the Corporation’s stock option plan.
On October 6, 2020, the Corporation announced that it had entered into a collaboration agreement with Forge Nano Inc. (“Forge Nano”), a corporation based in Colorado, USA, for the use of Forge Nano’s proprietary atomic laser disposition-coating technologies. The collaboration agreement sets out a multi-phase partnership, which will allow the Corporation the opportunity to commence production in the near-term, while preparing for commercial production by 2023.

On October 27, 2020, the Corporation announced a five-year agreement with Olin which covered the commercial space for operations, site services and the supply of certain raw materials to implement the Corporation’s thermochemical purification operations. The Corporation intends to construct two pilot commercial-scale purification furnaces within Olin’s existing facility in the industrial park of Bécancour, Québec.
On November 5, 2020, the Corporation announced the opening of its first sales office outside of North America, located at 70 Pall Mall in St James’ London, UK, which will allow the Corporation to readily respond to the growing enquiries from local customers and other stakeholders as commercial discussions intensify with EU automakers for the Corporation’s battery Anode Material.
On November 12, 2020, the Corporation announced that its advanced graphite-based Anode Material outperformed leading Asian commercial producers. The Corporation’s reversible capacity (or energy density) performed at 365 milliamp hours per gram (“mAh/g”), above the 360 mAh/g of Asian peers, with similar charging efficiency, and above the minimum customer specifications requirement of 350 mAh/g. The Corporation also announced that this carbon coating technology would be incorporated into the Coating Demonstration Plant.
On November 30, 2020, the Corporation announced the nomination to its Board of Directors of Ms. Nathalie Pilon and Mr. James Scarlett effective on December 1, 2020, following the decisions by Pierre Renaud and Marc Prud’homme to retire from the Board of Directors.
On December 17, 2020, the Corporation and Pallinghurst Graphite entered into an assignment and assumption agreement (the “Assignment and Assumption Agreement”) pursuant to which, and subject to the terms of the Assignment and Assumption Agreement, the rights and obligations of Pallinghurst Graphite under the Pallinghurst Transactions had been assigned to Pallinghurst Graphite International Limited (“Pallinghurst International”), an entity that has control over Pallinghurst Graphite.
On December 31, 2020, the Corporation announced the issuance of an aggregate of 766,351 Common Shares at a price of $1.04 per Common Share to Pallinghurst International in settlement of interest owed on the Bond.
On January 6, 2021, the Corporation announced the appointment of David Torralbo to the position of Chief Legal Officer and Corporate Secretary of the Corporation.
On January 13, 2021, the Corporation announced that it had entered into an agreement with BMO Capital Markets (“BMO”), under which BMO had agreed to buy, on a bought deal basis, Common Shares, for gross proceeds of approximately $15 million (the “2021 Public Offering”). The Corporation also announced that it had concurrently launched a non-brokered private placement for total gross proceeds of approximately $5 million, on the same terms as the 2021 Public Offering, with institutional investors (the “2021 Private Placement”). On January 20, 2021, the Corporation announced the closing of the 2021 Public Offering pursuant to which the Corporation issued an aggregate of 11,896,750 Common Shares at a price of $1.45 per Common Share for gross proceeds to the Corporation of $17,250,288, which included the exercise, in full, by BMO of the over-allotment option granted by the Corporation to purchase an additional 1,551,750 Common Shares at a price of $1.45 per Common Share. Pallinghurst International and Charles-Armand Turpin, insiders of the Corporation, purchased respectively 2,379,316 and 690,000 Common Shares pursuant to the 2021 Public Offering. On February 12, 2021, the Corporation announced the closing of the 2021 Private Placement for gross proceeds of $5.75 million pursuant to which the Corporation issued an aggregate of 3,965,516 Common Shares at a price of $1.45 per Common Share. Investissement Québec, acting as mandatary for the government of Québec, subscribed for 3,172,413 Common Shares, and Pallinghurst International, an insider of the Corporation, subscribed for the remainder of the Common Shares.
On January 21, 2021, the Corporation announced it had made significant progress on the advancement of its previously announced Purification Demonstration Plant at Olin’s facility in Bécancour, Québec. The Corporation also announced the successful completion of the strategic acquisition of the 200,000-m2 land for the LiB Anode Plant. This important milestone further cemented the Corporation’s vertical integration model, allowing the Corporation to benefit from full exposure to the entire “mine-to-market” battery materials value chain. Besides LiBs, the Corporation’s high-purity graphite products will target high-growth markets such as fuel cells, and 5G heat dissipation foils.

On January 26, 2021, the Corporation announced it was advancing with the deployment of its environmental-friendly coated spherical graphite Anode Material. See “The Corporation — LiB Anode Plant Project — Coating Demonstration Plant” in this Prospectus. The Corporation also announced an exclusive collaboration with Professor Philippe Ouzilleau, a specialist in materials engineering from McGill University, to optimize performance and sustainability of the Corporation’s Anode Material for LiBs. In a show of support for this project, the Québec Government had provided the Corporation with a $600,000 grant to partially fund the development of the Corporation’s spherical graphite coating initiative.
On February 1, 2021, the Corporation announced it had secured $16.5 million from the exercise of the Pallinghurst Warrants (as defined herein). Pallinghurst International transferred those warrants to its shareholders, on January 29, 2021, with the objective of offering the direct opportunity to invest further in the Corporation through the exercise of those warrants.
On February 10, 2021, the Corporation announced the Québec Government had issued the environmental decree authorizing the construction of the Corporation’s Matawinie Mine project. The Corporation’s development plan embraces sustainable development measures, including water management system, tailings co-disposal, progressive land reclamation and biodiversity protection, acclaimed by the government’s environmental experts. The Corporation is also advancing eco-engineering efforts in order to ensure optimal design of the site’s infrastructure and progressive reclamation with vegetation that bolsters biodiversity and captures carbon. The community welcomed the project as a positive contributor for socio-economic development, including direct and indirect employment. An experienced team was assembled to finalize robust project schedule, costs and execution; with early work anticipated to start in Q2-2021. The decree covered a production level of 100,000 tpa of high-quality graphite material.
On February 16, 2021, the Corporation announced the evaluation of an additional listing on a major U.S. stock exchange and the calling of a special meeting of shareholders for the purpose of seeking authorization from the Corporation’s shareholders to enable the Board of Directors to consider a consolidation of the Common Shares at a ratio that will result in a post-consolidation price that meets the listing requirements for the selected U.S. stock exchange.
On March 11, 2021 (updated on March 13th 2021 and amended on May 12, 2021), the Corporation announced details with regard to the Phase 2 of its plan to become North America’s largest fully integrated Anode Material production facility. The Corporation announced the completion of the FEL-1 for the LiB Anode Plant and that the front-end loading pre-feasibility engineering analysis (FEL-2) is underway, with the goal of having it completed within 12 months. See “The Corporation — LiB Anode Plant Project” in this Prospectus.
On March 24, 2021, the Corporation announced that following the approval of its shareholders, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The Consolidation Ratio was determined by the Corporation’s Board of Directors in accordance with the parameters authorized by the Corporation’s shareholders at the Corporation’s special meeting of shareholders held on March 23, 2021. The Consolidation took effect on March 24, 2021, and the Common Shares commenced trading on the TSXV on a post-Consolidation basis at the open of markets on March 31, 2021. Unless otherwise specified in this Prospectus, numbers and prices of Common Shares and any other information on securities convertible into Common Shares are stated prior to giving effect to the Consolidation.
On April 6, 2021, the Corporation announced the appointment of Dr. Jürgen Köhler to its Board of Directors effective on April 1, 2021.
On May 13, 2021, the Corporation announced the appointment of Andrew Willis to its Board of Directors, effective immediately, in replacement of Christopher Shepherd who submitted his resignation.
The Bond Transaction and the Royalty Transaction
The Bond issued in connection with the Bond Transaction is a three-year instrument in the principal amount of $15 million, which bears interest at a rate of 15% per annum, payable annually commencing on December 31, 2020. Accrued interest under the Bond is capitalized quarterly and added to the principal amount thereunder unless the Corporation elects to settle any accrued interest with Pallinghurst Graphite at the end of a given calendar quarter; otherwise, the annual payment of any interest shall be made in cash or shares at the Corporation’s discretion. The principal amount, together with all accrued and unpaid or uncapitalized interest thereunder, will become payable on July 14, 2023. The Corporation’s obligations under the Bond are secured by a hypothec in favour of Pallinghurst Graphite over substantially all of the Corporation’s movable and immovable assets, subject to certain existing permitted encumbrances. At any time, Pallinghurst Graphite has the right to convert all or a portion of the Bond into such number of Common Shares equal to the principal amount being converted, divided by the conversion price of $0.20 per Common Share. Pallinghurst Graphite also has the right to convert all or a portion of any accrued and unpaid or uncapitalized interest under the Bond into Common Shares at the market price of the Common Shares (within the meaning provided in the Bond) at the future time of conversion subject to the TSXV’s approval at such time.
Upon closing of the Bond Transaction, an amended and restated investment agreement was entered into to amend the existing investment agreement entered into on April 2, 2019 (the “Amended and Restated Investment Agreement”). The Amended and Restated Investment Agreement provides that Pallinghurst Graphite is entitled to nominate three nominees to the Board of Directors so long as it holds (on an as-converted basis assuming the conversion of the Bond) more than 20% of the issued and outstanding Common Shares. In the event Pallinghurst Graphite holds less than 20% of the issued and outstanding Common Shares but greater than 10% of the issued and outstanding Common Shares (in each case on an as-converted basis assuming the conversion of the Bond), Pallinghurst Graphite shall be entitled to nominate two nominees to the Board of Directors. Pallinghurst Graphite shall no longer be entitled to nominate any nominee once its as-converted ownership falls below 10% of the issued and outstanding Common Shares. Under the Amended and Restated Investment Agreement, Pallinghurst Graphite has agreed to a lock-up restriction pursuant to which it shall not sell or otherwise dispose of its Common Shares until August 28, 2021. Pallinghurst Graphite was also granted anti-dilution rights over subsequent equity offerings by the Corporation in order to maintain its relative ownership in shares of the Corporation on an as-converted basis. Such anti-dilution rights are in force until August 28, 2021. If Pallinghurst Graphite’s as-converted ownership falls below 10%, the Corporation and Pallinghurst Graphite shall cease to have any rights and obligations with respect to the anti-dilution rights granted under the Amended and Restated Investment Agreement.
Concurrently with the issuance of the Bond, the Corporation issued to Pallinghurst Graphite Common Share purchase warrants entitling Pallinghurst Graphite to purchase up to 75,000,000 Common Shares, subject to customary anti-dilution clauses, at a price of $0.22 per Common Share for a period of 36 months from the issuance date of the warrants (the “Pallinghurst Warrants”). The proceeds of the Bond Transaction were to be used for the development of the Matawinie Mine and general working capital purposes of the Corporation.
Concurrently with the entering into of the Bond Transaction, the Corporation entered into the Royalty Transaction whereby the Corporation issued and sold a 3% royalty to Pallinghurst Graphite for an aggregate purchase price of approximately $5 million, including accrued interest. Until July 14, 2023, the Royalty is subject to a 1% buy back right in favour of the Corporation. The consideration to be paid by the Corporation upon exercise of its buy back right will be equal to approximately $1.3 million, plus an amount equal to interest accrual at a rate of 9% per annum from and after the closing of the Pallinghurst Transactions up to the buyback date. Pursuant to the Royalty, Pallinghurst Graphite will have the right, until July 14, 2023, to request that the Royalty be converted into a graphite stream agreement or other similar forward purchase agreement, provided that the Corporation will not be required to complete any such conversion if such conversion could have a negative impact on the Corporation. The purchase price for the Royalty was satisfied by setting-off all principal and accrued interest amounts owing by the Corporation to Pallinghurst Graphite under the promissory note dated June 27, 2019 in the principal amount of $2 million and the promissory note dated March 16, 2020 in the principal amount of $2 million, each of which was cancelled.
The approval of disinterested shareholders of the Corporation for the Pallinghurst Transactions was obtained at the annual general and special meeting of shareholders of the Corporation held on August 27, 2020. Closing of the Pallinghurst Transactions took place on August 28, 2020.
Pursuant to the Assignment and Assumption Agreement, the rights and obligations of Pallinghurst Graphite under the Pallinghurst Transactions had been assigned to Pallinghurst International. Pallinghurst International currently owns 5,628,877 Common Shares (post Consolidation) representing 15.18% of the issued and outstanding Common Shares. Assuming the conversion in whole of the Bond, Pallinghurst

International would beneficially own 13,128,877 Common Shares representing 29.45% of the issued and outstanding Common Shares (post-Consolidation).
THE MATAWINIE MINE
Except as otherwise stated, the following description of the Matawinie Mine has been derived from the Technical Report, with an effective date as of July 10, 2018.
Introduction
The Corporation’s Matawinie Mine and concentrator project is expected to produce 100,000 tpa of high-purity graphite concentrate. It is located only 150 km north of Montréal and covers an area of approximately 75 km by 45 km. The Corporation’s world-class deposit constitutes the largest projected graphite operation in North America and Europe and is expected to become one of the world’s first all-electric open-pit mines. Geological knowledge of the Matawinie Graphite Property paired with experience in extracting and concentrating the ore at the Corporation’s demonstration plant have significantly de-risked the project.
Summary of Planned Operations
The Corporation’s planned operations include an all-electric open-pit mine and concentrate plant that will be powered by low-cost hydroelectricity. The mine plan was developed to supply approximately 2.37 million tpa of ore to produce 100,000 tpa of graphite concentrate. The ultimate pit design consists of five phases of production to ensure a consistent feed grade for the entire 26-year expected mine life of the project.
The initial starter pit (Phase 1) was designed at the south most extension closest to the Corporation’s property boundaries. The majority of the Run-of-Mine (“ROM”) ore for the first four years of the operation will be supplied from the initial starter pit and will be mined to completion to allow in-pit backfilling of waste and tailings (“PAG and NAG”). Mining will commence in Phase 1 and progress toward the north reaching the fifth phase.
This mining sequence will help minimize the project’s environmental footprint as the disposal of waste, PAG and NAG tailings can commence backfilling in-pit as early as year 5 of production. The driving factor for the mining sequence is the progressive reclamation of the site while minimizing the environmental footprint and ensuring a consistent feed grade (Cg %) to the mill. This involves maximizing the backfilling of waste and tailings in-pit and minimizing the size of any external co-disposal stockpile.
The concentrator will be located near the open-pit mine and will be designed to produce a nominal 100,000 tpa of high-purity graphite concentrate.
The ROM mineralized material will be crushed by the in-pit crushers prior to being transported from the pit to the covered stockpile by conveyor. The crushed material will be reclaimed from the stockpile and ground in a SAG mill. The SAG mill discharge will be screened and the screen oversize will be returned back to the SAG mill. The SAG screen undersize will be pumped to the ball mill circuit. The ball mill will be in closed circuit with rougher flotation and the cyclones. This will allow for the removal of larger graphite flakes as soon as they are liberated from the ore and will help maintain graphite flake integrity. The cyclone overflow flows to scavenger flotation. The scavenger tailings will be pumped to the final tailings treatment plant via the concentrator tailings thickener.
The combined rougher and scavenger concentrates will be dewatered to obtain the proper pulp density and polished in a polishing mill using ceramic media. The polishing mill will scrub the surface of the graphite flakes and thus remove the gangue minerals that are attached to the flakes. The polished concentrate will be refloated in the primary column. The primary cleaner concentrate will be screened to separate fine and coarse flakes. The screen oversize will be the final product and will be transported to the graphite concentrate thickener. The screen undersize undergoes the same process with slightly harsher polishing and column flotation. The fine cleaner concentrate combines with the coarser concentrate and both are pumped to the graphite concentrate thickener. Both cleaner tailings go to the tailings thickener.
The final graphite concentrate will be thickened, filtered and dried. After drying, the product will be dry screened into four products and bagged in super sacks for transport.

The concentrator tailings will be initially thickened for process water recovery and then pumped to the de-sulphurization plant. The concentrator tailings will be de-sulphurized by sulphide flotation and magnetic separation to produce clean (“NAG”) tailings. The NAG tailings and the sulphide concentrate (“PAG”) tailings will be filtered and stockpiled before being trucked to the co-disposition site.
Through a coordination table set up by the Québec Government, the Corporation has worked collaboratively with various authorities over the past months to prepare the permitting process. Hence, the Corporation plans to start early works at the mining site as of Q2-2021, and full construction is expected to be launched in Q3-2021 as permits and authorizations are expected to be finalized. The current project timeline places commissioning activities and start-up of commercial production in 2023, in time to meet the expected growing demand of battery manufacturers.
The Corporation has also integrated forward-looking and innovative environmental initiatives to limit the Matawinie Mine’s footprint and protect local biodiversity, namely:
•
integrated onsite water management system guaranteeing constant monitoring and treatment that meet the highest quality standards;

•
co-disposal of tailings and waste rock in line with requirements of the best practices such as The Global Tailings Review, the International Network for Acid Prevention and the Canadian Mine Environment Neutral Drainage Program. This management solution helps avoid acid mine drainage, provides greater environmental safety in the long term and reduces the infrastructure’s footprint; and

•
progressive land reclamation through backfilling of the pit and a comprehensive restoration plan.

Summary of Mineral Resources
The most recent estimates indicate combined measured and indicated resources of 120.3 Mt at a 4.27% Cg grade.
Figure — Exploration Work Overview — Tony Claims Block

West Zone
North Zone
Tony Claim Block
Far-West Zone
North-East Zone
East Zone
5.2% Cg
8.9% Cg
5.3% Cg
Lac Aux Pierres
Exploration targets
South-East Zone
South-West Zone
Power Line Corridor (Staking prohibited)
2013-2019 Exploration Work Overview
Tony Claim Block, Matawinie Property
2015-2019 Exploration Drilling
2014-2016 Trench (Mineralized interval length does not represent true width)
2014-2015 Significant Grab Sample (> 5% Cg)
Current Reserve/Mine Plan Pit Boundary (July 10, 2018)
Pit-Constrained Mineral Resource Footprint (March 19, 2020)
Resource Pit Envelope Footprint (March 19, 2020)
Mineral Resource Estimate Model Footprint (Dec. 15, 2015)
Main Mineralized Zone
Tony Claim Block Boundaries
High : 500
Low : 20
0
0.25
0.5
1 Kilometres
Created by: Antoine Cloutier P. Geo., April 8, 2020
577000
578000
579000
580000
581000
582000
583000
NOUVEAU MONDE GRAPHITE

Table — Mineral Resource as of March 19, 2020(1)
	CURRENT RESOURCE (March 19, 2020)(2)
Resource Category(3)	Tonnage (Mt)(4)(5)	Grade (%Cg)(6)	Cg (Mt)
Measured	24.5	4.27	1.05
Indicated	95.8	4.26	4.08
Total Measured and Indicated Resource	120.3	4.26	5.13
Inferred(7)	4.5	4.53	0.20

Notes:
(1)
The mineral resources provided in this table were estimated using current CIM Definition Standards.

(2)
The standards used for this resource update are the same standards produced over the course of the Technical Report. The difference between the current and previous resources comes from new drilling done in 2019 mainly in the south-west sector of the deposit and from deep drilling.

(3)
Mineral resources are not to be considered mineral reserves as their economic viability has not been demonstrated. Additional drilling and/or trenching will be required to convert inferred and indicated mineral resources to indicated and measured mineral resources.

(4)
Current resource effective as of March 19, 2020.

(5)
The current mineral resources are stated at a cut-off grade of 1.78% Cg.

(6)
All analyses used for the resource estimates were performed by ALS Minerals Laboratories and delivered as graphitic carbon (% Cg), internal analytical code C-IR18.

(7)
Inferred mineral resources represent material that is considered too speculative to be included in economic evaluations. Additional drilling and/or trenching will be required to convert inferred mineral resources to indicated or measured mineral resources.

(8)
Mineral resource tonnage, grade and quantity have been rounded to reflect the accuracy of the estimate, and the totals therefore may not represent the exact sums of their components.

Table — Mineral Reserves
Reserve Category	Mt	Cg
Proven	0	0
Probable	59.8	4.35%
Proven and Probable	59.8	4.35%

Notes:
(1)
The effective date of the mineral reserves estimate is July 10, 2018.

(2)
Mineral reserves are reported in accordance with CIM Definition Standards.

(3)
A economical cut-off of 2.20% C(g).

(4)
Mineral reserves were estimated at a selling price of concentrate of US$1,124/t and include modifying factors related to mining cost, and dilution and recovery, process recoveries and costs, general and administrative expenses, royalties, rehabilitation and transportation costs.

(5)
Figures have been rounded to an appropriate level of precision for the reporting of mineral reserves.

(6)
Due to rounding, some columns or rows may not compute exactly as shown.

(7)
The mineral reserves are stated as dry tonnes. All figures are in metric tonnes.

Matawinie Mine Capital Costs
The Matawinie Mine capital costs only cover the initial and sustaining costs for the scope of work as defined in the Technical Report. Any addition, deletion and/or modification of any type and nature since the issuance of the Technical Report are explicitly excluded. The Corporation intends to proceed with an assessment of the anticipated capital costs of the Matawinie Mine and timing thereof, as the project progresses toward commercial operations. See “Risk Factors” in this Prospectus.
The capital cost estimate (“Capex”) consists of direct and indirect capital costs as well as a contingency. Provision for sustaining capital is also included, mainly for the development of the co-disposition area, and capital requirements as the mine development moves from the south to the north. Amounts for closure and rehabilitation of the site have been estimated as well.
The Capex includes the material, equipment, labour and freight required for the mine predevelopment, processing facilities, tailings storage and management, as well as all infrastructure and services necessary to support the operation.
The Capex is based on a Class 3 type estimate as per the AACE Recommended Practice 47R-11 with a target accuracy of ±15%.
Table — Summary of Capital Cost Estimate(1)
Summary of Capital Cost Estimate ($000)
Description	Initial Costs	Sustaining Costs	LoM Costs
Direct Costs
Mining	16,833	4,155	20,988
Processing Plant	105,017	—	105,017
Infrastructure	11,420	—	11,420
Tailings and Water Management	48,177	38,760	86,937
Electrical Distribution	23,486	8,085	31,571
Sub-Total Direct Costs	204,933	51,000	255,933
Indirect and Owner’s Costs
Project Development Costs	2,327	—	2,327
EPCM Costs	21,703	957	22,660
Owner’s Costs	14,732	—	14,732
Sub-Total Indirect Costs	38,762	957	39,719
Contingency	31,476	8,731	40,207
Closure Costs	6,250	6,250	12,501
NSR Buyout	2,000	—	2,000
Total Costs	283,421	66,938	350,360

Note:
(1)
The totals may not add up due to rounding.

Matawinie Mine Operating Costs
The estimated operating costs of the project cover the mining, processing, general administration and site services.
The sources of information used to develop the operating costs include in-house databases and outside sources, particularly for materials, services and consumables.
Table — Operating Costs Summary(1)
Description	Cost per Year ($)	Cost /tonne of concentrate ($/t concentrate)	Total Costs (%)
Mining (Average over life)	17,776,100	177.76	35.6
Tailings (Average over life)	5,872,892	58.73	11.8
Ore Processing	23,270,908	232.70	46.6
Site Services	886,080	8.86	1.8
General and Administration	2,123,010	21.23	4.3
Total Opex	49,928,990	499.29	100.0

Note:
(1)
Totals may not add up due to rounding.

CONSOLIDATED CAPITALIZATION
There has been no material change in the capitalization of the Corporation since the date of its most recently filed financial statements, being the Interim Financial Statements, other than the issuance of an aggregate of 29,750 Common Shares following the exercise of an aggregate of 29,750 options for an aggregate cash consideration of $101,013.
Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and the information on securities convertible into Common Shares provided above are stated on a post-Consolidation basis.
As of the date of this Prospectus, the capital structure of the Corporation on a post-Consolidation basis is as follows:
Common Shares	37,085,645
Bond	7,500,000
Options	2,198,250
Total Common Shares on a fully diluted and post-Consolidation basis	46,783,895
The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Corporation that will result from the issuance of Securities pursuant to such Prospectus Supplement.
USE OF PROCEEDS AND OTHER AVAILABLE FUNDS
Unless otherwise specified in a particular Prospectus Supplement, the net proceeds from the sale of Securities will be used to fund the construction, commissioning, working capital and reserves funds of the Matawinie Mine and LiB Anode Plant and also for general corporate purposes. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities. See “Risk Factors” in this Prospectus.
EARNINGS COVERAGE RATIOS
If the Corporation offers debt securities having a term to maturity in excess of one year or preferred shares under any applicable Prospectus Supplement, the applicable Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Securities.

DESCRIPTION OF COMMON SHARES
The holders of Common Shares are entitled to vote at all shareholder meetings. They are also entitled to dividends, if, as and when declared by the Board of Directors and, upon liquidation or winding-up of the Corporation, to share the residual assets of the Corporation. The Common Shares do not have any pre-emptive, conversion or redemption rights, and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the Common Shares, all of which rank equally as to all benefits which might accrue to the holders of the Common Shares.
DESCRIPTION OF DEBT SECURITIES
The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in such Prospectus Supplement.
The Debt Securities will be issued in series under one or more trust indentures to be entered into between the Corporation and a financial institution to which the Trust and Loan Companies Act (Canada) applies or a financial institution organized under the laws of any province of Canada and authorized to carry on business as a trustee. Each such trust indenture, as supplemented or amended from time to time, will set out the terms of the applicable series of Debt Securities. The statements in this Prospectus relating to any trust indenture and the Debt Securities to be issued under it are summaries of anticipated provisions of an applicable trust indenture and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of such trust indenture, as applicable.
Each trust indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Corporation. Any Prospectus Supplement for Debt Securities will contain the terms and other information with respect to the Debt Securities being offered, including (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities, (ii) the currency for which the Debt Securities may be purchased and the currency in which the principal and any interest is payable (in either case, if other than Canadian dollars), (iii) the percentage of the principal amount at which such Debt Securities will be issued, (iv) the date or dates on which such Debt Securities will mature, (v) the rate or rates at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any), (vi) the dates on which any such interest will be payable and the record dates for such payments, (vii) any redemption term or terms under which such Debt Securities may be defeased, (viii) any exchange or conversion terms, and (ix) any other specific terms.
Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.
The Debt Securities will be direct obligations of the Corporation. The Debt Securities will be senior or subordinated indebtedness of the Corporation as described in the relevant Prospectus Supplement.
DESCRIPTION OF SUBSCRIPTION RECEIPTS
This section describes the general terms that will apply to any Subscription Receipts that may be offered pursuant to this Prospectus and the relevant Prospectus Supplement. Subscription Receipts may be offered separately or together with Common Shares, Debt Securities or Warrants, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement.
The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. A copy of the subscription receipt agreement relating to an offering of Subscription Receipts will be filed by the Corporation with securities regulatory authorities in Canada after being entered into. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:
•
the number of Subscription Receipts;

•
the price at which the Subscription Receipts will be offered;

•
the procedures for the conversion of the Subscription Receipts into Common Shares, Debt Securities or Warrants;

•
the number of Common Shares, Debt Securities or Warrants that may be issued upon conversion of each Subscription Receipt;

•
the designation and terms of any other securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each security;

•
terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•
material Canadian federal income tax consequences of owning the Subscription Receipts; and

•
any other material terms and conditions of the Subscription Receipts.

The subscription receipt agreement covering the Subscription Receipts being offered will provide that any misrepresentation in this Prospectus, the applicable Prospectus Supplement, or any amendment hereto or thereto, will entitle each initial purchaser of Subscription Receipts to a contractual right of rescission following the issuance of the underlying Common Shares, Debt Securities or Warrants to such purchaser entitling the purchaser to receive the amount paid for the Subscription Receipts upon surrender of the underlying securities, provided that the remedy for rescission is exercised within the time frame stipulated by securities laws as set out in the subscription receipt agreement.
DESCRIPTION OF WARRANTS
This section describes the general terms that will apply to any Warrants for the purchase of Common Shares (the “Equity Warrants”) or for the purchase of Debt Securities (the “Debt Warrants”).
Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Corporation and one or more banks or trust companies acting as Warrant agent or may be issued as stand-alone contracts. The applicable Prospectus Supplement will include details of the Warrant agreements governing the Warrants being offered. The Warrant agent will act solely as the agent of the Corporation and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered under this Prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement. A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by the Corporation with the securities regulatory authorities in Canada after it has been entered into.
The Corporation will not offer Warrants or other convertible or exchangeable Securities for sale separately (as opposed to part of a Unit offering) to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless a Prospectus Supplement containing the specific terms of the Warrants or other convertible or exchangeable Securities to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces of Canada where the Warrants will be offered for sale.
Equity Warrants
The particular terms of each issue of Equity Warrants will be described in the relevant Prospectus Supplement. This description will include, where applicable:
•
the designation and aggregate number of Equity Warrants;

•
the price at which the Equity Warrants will be offered;

•
the currency or currencies in which the Equity Warrants will be offered;

•
the date on which the right to exercise the Equity Warrants will commence and the date on which the right will expire;

•
the class and/or number of Common Shares that may be purchased upon exercise of each Equity Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Equity Warrant;

•
the terms of any provisions allowing for adjustment in (i) the class and/or number of Common Shares that may be purchased, (ii) the exercise price per Common Share, or (iii) the expiry of the Equity Warrants;

•
whether the Corporation will issue fractional shares;

•
the designation and terms of any Securities with which the Equity Warrants will be offered, if any, and the number of the Equity Warrants that will be offered with each Security;

•
the date or dates, if any, on or after which the Equity Warrants and the related Securities will be transferable separately;

•
whether the Equity Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•
whether the Corporation has applied to list the Equity Warrants and/or the related Common Shares on a stock exchange;

•
material Canadian federal income tax consequences of owning the Equity Warrants; and

•
any other material terms or conditions of the Equity Warrants.

Debt Warrants
The particular terms of each issue of Debt Warrants will be described in the relevant Prospectus Supplement. This description will include, where applicable:
•
the designation and aggregate number of Debt Warrants;

•
the price at which the Debt Warrants will be offered;

•
the currency or currencies in which the Debt Warrants will be offered;

•
the designation and terms of any Securities with which the Debt Warrants are being offered, if any, and the number of the Debt Warrants that will be offered with each Security;

•
the date or dates, if any, on or after which the Debt Warrants and the related Securities will be transferable separately;

•
the principal amount of Debt Securities that may be purchased upon exercise of each Debt Warrant and the price at which and currency or currencies in which that principal amount of Debt Securities may be purchased upon exercise of each Debt Warrant;

•
the date on which the right to exercise the Debt Warrants will commence and the date on which the right will expire;

•
the minimum or maximum amount of Debt Warrants that may be exercised at any one time;

•
whether the Debt Warrants will be subject to redemption, and, if so, the terms of such redemption provisions;

•
material Canadian federal income tax consequences of owning the Debt Warrants; and

•
any other material terms or conditions of the Debt Warrants.

DESCRIPTION OF UNITS
This section describes the general terms that will apply to any Units that may be offered pursuant to this Prospectus.
Units are a security comprised of more than one of the other Securities described in this Prospectus offered together as a “Unit”. A Unit is typically issued so the holder thereof is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security comprising the Unit. The agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately at any time or at any time before a specified date.
The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the Prospectus Supplement filed in respect of such Units. This description will include, where applicable: (i) the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; (iii) whether the Units will be issued in registered or global form; and (iv) any other material terms and conditions of the Units.
PLAN OF DISTRIBUTION
The Corporation may from time to time during the 25-month period that this Prospectus, including any amendments hereto, remains valid, offer for sale and issue up to an aggregate of $500,000,000 in Securities hereunder.
The Corporation may sell the Securities to or through underwriters, dealers or agents and, subject to applicable securities laws, may also offer the Securities directly to potential purchasers pursuant to applicable statutory exemptions at prices and upon terms negotiated between the purchasers (including any underwriters) and the Corporation.
In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Corporation. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.
The applicable Prospectus Supplement will state the terms of its corresponding offering, including the name or names of any underwriters, dealers or agents, the initial offering price (in the event that the offering is a fixed price distribution), the manner of determining the initial offering price(s) (in the event the offering is made at prices which may be changed at market prices prevailing at the time of the sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in Regulation 44-102 — Shelf Distributions (“NI 44-102”), including sales made directly on the TSXV or other existing trading markets), the proceeds to the Corporation from the sale of the Securities, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other underwriters, dealers or agents. Any initial offering price and discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.
Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Corporation, to indemnification by the Corporation against certain liabilities, including liabilities under Canadian securities legislation and, if applicable, the 1933 Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.
The Corporation and, if applicable, the dealers, underwriters or agents reserve the right to reject any offer to purchase any Securities offered, in whole or in part. The Corporation also reserves the right to withdraw, cancel or modify the offering of any Securities under this Prospectus and any Prospectus Supplement without notice.
The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales made directly on the TSXV or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Corporation or from other parties, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Corporation and any profit on the resale of the Securities by them may be deemed to be underwriting commissions. In connection with any offering of Securities, other than an “at-the-market distribution” (unless otherwise specified in a Prospectus Supplement) the dealers, underwriters or agents may, when acting as an agent, over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.
The dealers, underwriters or agents, if applicable, may from time to time purchase and sell the Securities in the secondary market but are not obliged to do so. The Corporation’s outstanding Common Shares are listed and posted for trading on the TSXV under the symbol “NOU”, on the OTCQX under the symbol “NMGRF” and on the Frankfurt Stock Exchange under the symbol “NM9”. The Corporation has applied to list the Common Shares on the NYSE. Listing will be subject to the Corporation fulfilling all the listing requirements of the NYSE.
Unless otherwise indicated in a Prospectus Supplement or pricing supplement, there is no market through which Debt Securities, Subscription Receipts, Warrants and Units may be resold and purchasers may not be able to resell the Securities purchased under this Prospectus. The offering price and other selling terms for any sales in the secondary market may, from time to time, be varied by the dealers, underwriters or agents.
PRIOR SALES
During the 12-month period prior to the date of this Prospectus, the Corporation issued securities as provided in the following table. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and other information on securities convertible into Common Shares provided in this section are stated on a post-Consolidation basis.
Issue Date	Number and Class of Securities	Issue Price or Exercise Price per Security
June 9, 2020	15,000 Common Shares(1)	$1.80
August 28, 2020	7,500,000 convertible bonds(2)	$2.00
August 28, 2020	7,500,000 warrants(2)	$2.20
September 2, 2020	632,500 options	$1.85
September 4, 2020	103,759 Common Shares(3)	$2.00
October 1, 2020	15,000 options	$2.40
October 9, 2020	15,000 Common Shares(1)	$3.50
November 1, 2020	150,000 options	$3.75
November 10, 2020	1,500 Common Shares(4)	$3.50
November 13, 2020	21,391 Common Shares(4)	$3.50
November 17, 2020	7,500 Common Shares(1)	$3.00
November 17, 2020	38,000 Common Shares(4)	$3.50
November 20, 2020	230,000 Common Shares(4)	$3.50
November 23,2020	14,100 Common Shares(4)	$3.50
November 23, 2020	50,000 Common Shares(1)	$4.50
November 30, 2020	357,500 options	$7.00
December 4, 2020	37,500 Common Shares(1)	$2.00
December 4, 2020	46,250 Common Shares(4)	$3.50

Issue Date	Number and Class of Securities	Issue Price or Exercise Price per Security
December 10, 2020	7,500 Common Shares(1)	$2.00
December 10, 2020	6,500 Common Shares(4)	$3.50
December 14, 2020	7,500 Common Shares(1)	$2.00
December 14, 2020	2,000 Common Shares(4)	$3.50
December 16, 2020	18,000 Common Shares(4)	$3.50
December 17, 2020	5,000 Common Shares(1)	$2.00
December 17, 2020	5,000 Common Shares(4)	$3.50
December 18, 2020	54,750 Common Shares(4)	$3.50
December 21, 2020	434,800 Common Shares(4)	$3.50
January 5, 2021	25,000 Common Shares(1)	$2.75
January 5, 2021	7,500 Common Shares(1)	$2.00
January 6, 2021	100,000 options	$12.90
January 7, 2021	15,000 Common Shares(1)	$2.35
January 7, 2021	150,000 Common Shares(4)	$3.50
January 13, 2021	15,000 Common Shares(1)	$2.05
January 13, 2021	25,000 Common Shares(4)	$3.50
January 18, 2021	10,000 Common Shares(1)	$7.00
January 20, 2021	1,189,675 Common Shares(5)	$14.50
January 20, 2021	10,000 Common Shares(1)	$7.00
January 25, 2021	76,635 Common Shares(6)	$10.40
January 28, 2021	123,700 Common Shares(4)	$3.50
January 31, 2021	7,500,000 Common Shares(7)	$2.20
February 1, 2021	10,000 Common Shares(4)	$3.50
February 1, 2021	10,000 Common Shares(1)	$2.00
February 3, 2021	10,000 Common Shares(1)	$3.90
February 3, 2021	3,000 Common Shares(4)	$3.50
February 4, 2021	10,000 Common Shares(4)	$3.50
February 10, 2021	15,000 Common Shares(1)	$2.75
February 11, 2021	25,000 Common Shares(1)	$2.00
February 12, 2021	396,552 Common Shares(8)	$14.50
February 15, 2021	15,000 Common Shares(1)	$2.35
February 16, 2021	25,000 Common Shares(1)	$2.40
February 16, 2021	10,000 Common Shares(1)	$2.35
February 18, 2021	15,000 Common Shares(1)	$2.35
February 25, 2021	15,000 Common Shares(1)	$2.35
February 26, 2021	5,000 Common Shares(1)	$7.00
March 5, 2021	27,000 Common Shares(1)	$1.95
March 5, 2021	7,500 Common Shares(1)	$2.00
March 15, 2021	10,000 Common Shares(1)	$2.75

Issue Date	Number and Class of Securities	Issue Price or Exercise Price per Security
April 8, 2021	15,000 Common Shares(1)	$2.75
April 8, 2021	10,000 Common Shares(1)	$3.00
April 8, 2021	750 Common Shares(1)	$2.35
May 12, 2021	4,000 Common Shares(1)	$7.00

Notes:
(1)
Issued upon the exercise of options.

(2)
Issued pursuant to the Bond Transaction. See “Recent Developments — The Bond Transaction and the Royalty Transaction” in this Prospectus.

(3)
Issued to employees in settlement of unpaid portions of wages.

(4)
Issued upon the exercise of Common Share purchase warrants.

(5)
Issued pursuant to the 2021 Public Offering.

(6)
Issued in settlement of interest owed on the Bond.

(7)
Issued upon the exercise of the Pallinghurst Warrants.

(8)
Issued pursuant to the 2021 Private Placement.

TRADING PRICE AND VOLUME
The Common Shares are listed and posted for trading on the TSXV under the symbol “NOU”. On May 18, 2021, the closing price of the Common Shares on the TSXV was $14.43.
The following table sets forth trading information for the Common Shares on the TSXV (as reported by web.tsxmoney.com) during the 12-month period prior to the date of this Prospectus.
Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers, prices and trading volumes of the Common Shares provided in the table below have been adjusted to take into consideration the Consolidation. The Common Shares started trading on the TSXV on a post-Consolidation basis beginning at the open of markets on March 31, 2021.
Month	High ($)(1)	Low ($)(2)	Trading volume(3)
April 2020	2.40	1.40	426,553
May 2020	2.30	1.85	274,002
June 2020	2.20	1.80	312,137
July 2020	2.20	1.80	342,069
August 2020	2.20	1.90	296,934
September 2020	2.60	1.80	561,743
October 2020	4.30	2.35	1,937,567
November 2020	10.00	3.75	4,995,240
December 2020	14.50	5.30	2,958,932
January 2021	19.80	10.40	4,343,395
February 2021	27.40	14.80	5,065,404
March 2021	22.30	15.20	3,402,410
April 2021	20.50	12.00	1,988,237
May 1st, 2021 to May 18, 2021	16.98	12.75	904,980

Notes:
(1)
Includes intra-day high prices.

(2)
Includes intra-day low prices.

(3)
Total volume traded in the relevant period.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The applicable Prospectus Supplement may describe certain Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of applicable Securities, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax consideration.
RISK FACTORS
In addition to the risk factors set forth herein, additional risk factors relating to the Corporation’s business are discussed in the AIF and in the MD&As, which risk factors are incorporated herein by reference. An investment in the Securities offered hereby involves certain risks. Before investing, purchasers of Securities should carefully consider the information contained in this Prospectus as well as the other information contained in and incorporated by reference in this Prospectus and in the applicable Prospectus Supplement before purchasing the Securities offered hereby. If any event arising from these risks occurs, the Corporation’s business, prospects, financial condition, results of operations or cash flows, or your investment in the Securities could be materially adversely affected.
The following list of risk factors is not exhaustive, as the Corporation operates in a rapidly changing business, and new risk factors may emerge from time to time. The Corporation cannot predict such risk factors, nor can it assess the impact, if any, of such risk factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, the Corporation does not, nor should prospective investors rely on forward-looking statements as a prediction of actual results. See “Forward-Looking Statements” in this Prospectus.
Risks Related to the Corporation and the Industry
Risk of New Mining Operations
The Matawinie Mine does not have an operating history. Whether income will result from any of the Corporation’s activities, including, without limitation, the Matawinie Mine project, will depend on the successful establishment of new mining operations and expansion of current operations, including the construction and operation of the Matawinie Mine, the LiB Anode Plant project and related infrastructure. As a result, the Corporation is subject to all of the risks associated with establishing or expanding new mining operations and business enterprises, including the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure; the availability and cost of skilled labour and mining equipment; the need to obtain necessary environmental and other governmental approval and permits and the timing of the receipt of those approvals and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies.
Various factors, including the successful construction, commissioning and ramp-up of the Matawinie Mine, costs, actual mineralization, consistency and reliability of graphite grades, commodity prices, future cash flow and profitability can affect successful project development, and there can be no assurance that current or future estimates of these factors will reflect actual results and performance. The design and construction of efficient processing facilities, the cost and availability of suitable machinery, supplies, mining equipment and skilled labour, the existence of competent operational management and prudent financial administration, as well as the availability and reliability of appropriately skilled and experienced consultants can also affect successful project development. It is common in new mining operations to experience unexpected problems and delays during construction, development, mine start-up and commissioning activities. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Corporation’s profitability. Accordingly, there is no assurance that the Matawinie Mine project will ever be brought into a state of commercial production or that the Corporation’s activities will result in profitable mining operations.
Increase in Production Costs
Changes in the Corporation’s production costs could have a major impact on its financial condition and results of operations. Changes in costs of the Corporation’s mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs and scarcity of labour, and could result in changes in profitability or mineral reserve estimates. Many of these factors may be beyond the Corporation’s control. The Corporation prepares estimates of future cash costs and capital costs for its operations and projects. There is no assurance that actual costs will not exceed such estimates. Exceeding cost estimates could have an adverse impact on the Corporation’s future results of operations or financial condition.
Infrastructure, Supplies and Inflation
Prices for goods and services will fluctuate in relation to the level of investment in the mining sector; it is reasonable to expect that increased demand could impact the Corporation’s future economic projections and competitiveness, as it may entail a meaningful increase in costs for various goods and services. Improvements in the economic conditions for the mining industry as a whole will typically result in increases to both the costs of planned exploration and development activities, which must also be factored into economic models used in projections for future development and potential operations. Increased demand for, and costs of, goods or services could result in delays if they cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties and delays due to the need to coordinate their availability, any of which could materially increase project exploration, development and/or construction costs. These factors could have a material adverse impact on the Corporation’s operations and profitability.
Uncertainty of Processing Technology on a Commercial Basis
The Corporation’s process of preparing micronized spheronized and purified graphite has not been used on a commercial basis by the Corporation and there is no certainty that results achieved during small-scale testing, including those performed at the Flake Demonstration Plant and at the Shaping Demonstration Plant, can be replicated in commercial quantities, which would have a material adverse impact on the finance of the Corporation’s project. The Corporation will be required to provide graphite that meets certain specifications. In addition, the Corporation is planning for the commissioning of the Purification Demonstration Plant and the Coating Demonstration Plant, both of which have not commenced operations. The inability of the Corporation to fully commission and scale-up its operations to produce micronized spheronized and purified graphite that meet those specifications may have a material adverse effect on the Corporation.
The Corporation currently holds a license to commercialize Hydro-Québec’s Anode Material technologies which forms part of the processing technology contemplated by the Corporation. Such agreement contains certain covenants on the part of the Corporation and failure by the Corporation to comply with such covenants may result in a breach of contractual obligations and may cause the license to be terminated. The Corporation is currently evaluating if it will use the Hydro-Québec technologies within the LiB Anode Plant or its own developed processes. The inability of the Corporation to use the license or to use the Corporation’s own developed processes would have a material adverse effect on the Corporation and may prevent the Corporation from commercializing its processing technology within the contemplated timeline.
The development of the Corporation’s process of preparing micronized spheronized, purified and coated graphite may be complicated by third-party intellectual property rights (otherwise known as freedom to operate issues), because of the types of patents allowed by national patent offices. The Corporation may be forced to adapt its technology in order to ensure it does not conflict with any such third-party intellectual property rights. Further, the Corporation’s ability to successfully challenge third-party patent rights is dependent on the laws of national courts and there can be no assurance that the Corporation would successfully challenge third-party patent rights. In addition, the Corporation may face increasing competition from similar technology in the future. Similar technology can be a threat to the Corporation and it could prevent the Corporation from achieving commercial operations on a basis that is economically viable.
Uncertainty of Mineral Resources and Mineral Reserves
The estimates of mineral resources and mineral reserves for the Matawinie Mine have been prepared in accordance with NI 43-101. There are numerous uncertainties inherent in estimating mineral resources and mineral reserves and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that any categories of mineral resources or reserves will be upgraded to higher categories. The estimation of mineralization is a subjective process and the accuracy of estimates is a function of quantity and quality of available data, the accuracy of statistical computation and the assumptions and judgments made in interpreting engineering and geological information. Mineral reserves at the Matawinie Mine have been determined to be economic ore in the context of a feasibility study in accordance with NI 43-101. However, factors such as market price fluctuations, increased production costs, reduced recovery rates, and changes to other assumptions applied to the estimates, may render the mineral reserves uneconomic.
It should be understood that the mineral resources and mineral reserves are estimates of the size and grade of the deposits based on a number of drillings and samplings and on assumptions and parameters available. The level of confidence in the estimates depends upon a number of uncertainties. These uncertainties include, but are not limited to, future changes in product prices and/or production costs, differences in size and grade and recovery rates from those expected, and changes in project parameters. There is no assurance that the Matawinie Mine implementation will be realized or that the current estimates of volume and grade of minerals mined/processed or of cash flows derived from production will be achieved.
Substantial expenditures and time are required to establish mineral reserves through drilling and to develop the mining and processing facilities and infrastructure at mine site. There is no certainty that future expenditures made in the exploration of the Corporation’s other mineral properties or additional areas at the Matawinie Mine will result in the identification of commercially recoverable quantities of ore or that ore reserves will ever be mined or processed profitably. While the Technical Report demonstrates the economic feasibility of the Matawinie Mine, the inability to achieve commercial operations on a basis that is economically viable may have a material adverse effect on the Corporation.
The Corporation’s Dependence Upon the Matawinie Mine and the LiB Anode Plant
The Corporation currently expects future mining operations at the Matawinie Mine to account for all of the Corporation’s graphite production for the foreseeable future. In addition, the Corporation currently expects its future operations to be performed at the LiB Anode Plant to account for all of its processing activities to produce VAP and Anode Material for LiBs. Consequently, the Corporation expects to generate all its revenues from its production activities at the Matawinie Mine, including through the sale of natural graphite to third parties, and from its processing activities at the LiB Anode Plant, including through the sale of VAP and Anode Material for LiBs to third parties, respectively.
Any adverse condition affecting any of the Matawinie Mine or the LiB Anode Plant, or any adverse conditions affecting the revenues from any graphite products sale or the costs for producing graphite products at the Matawinie Mine or processing graphite products at the LiB Anode Plant could be expected to have a material adverse effect on the Corporation’s financial performance and results of operations and could require the Corporation to raise additional financing, which may not be obtainable under such circumstances.
Risks Related to Future Sale of Graphite Products
The Corporation is dependent on future sales of graphite-based products. Although the Corporation has and will continue to strive to enter into sales agreements, including offtake agreements for future sales, no assurance can be given that the Corporation will be able to sell graphite-based products at such terms and conditions as are favourable for, or necessary to sustain the operations of the Corporation.
The Corporation has entered into an offtake and joint marketing agreement (the “Offtake and Joint Marketing Agreement”) with Traxys Group (“Traxys”) on February 14, 2019 for the sale of the production of flake graphite concentrate produced by the Corporation at the Flake Demonstration Plant. Such agreement contains certain representations, terms and conditions in order to result in firm commitments, and no assurance can be made that such representations, terms and conditions can or will be satisfied.
Except for the Offtake and Joint Marketing Agreement with Traxys, the Corporation has not yet entered into any other agreements for the sale of graphite-based products. There can be no guarantee that the Corporation will be able to secure additional sales agreements, including offtake agreements for future sales and, if so, there can be no guarantee as to the amount of purchase orders or commitments, the quantity of graphite represented by such orders and commitments or the timing for receiving same. Factors that may impact such orders and commitments include the ability of the Corporation to reliably and consistently produce graphite meeting client requirements and confidence of clients in such ability, market conditions and demand for products requiring graphite, overall market conditions and the strength of the economy.
If the Corporation, for whatever reason, is not able to produce the products in accordance with the terms and specifications of any sales agreements, such noncompliance or violation, resulting in termination or damages, may have an adverse effect on the Corporation’s operations and financial position. Even if the Corporation is able to meet the requirements set out therein, there is no assurance that the contract counterparties will be willing or able to purchase the production at the prices or quantities they have agreed to in the offtake agreement.
Uncertainty Relating to Future Production Estimates
The Corporation prepares estimates and projections of future production for the Matawinie Mine and the LiB Anode Plant, which are based on the Technical Report and the FEL-1, respectively. Any such information is forward-looking and no assurance can be given that such estimates will be achieved. These estimates are based on existing plans and other assumptions which change from time to time, including: mineral reserve and mineral resource estimates; the availability, accessibility, sufficiency and quality of graphite; the Corporation’s costs of production; the Corporation’s ability to sustain and increase production levels; the sufficiency of the Corporation’s infrastructure; the performance of the Corporation’s workforce and equipment; the Corporation’s ability to maintain and obtain mining interests and permits; and the Corporation’s compliance with existing and future laws and regulations. The Corporation’s actual production may vary from estimates for a variety of reasons, including: actual graphite mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and seismic activity; and unexpected labour shortages, strikes, local community opposition or blockades. Failure to achieve the estimated forecasts could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition.
Lack of Revenue and History of Losses
As the Corporation does not have revenues, it is dependent upon future financings to continue its plan of operation, yet stay in business. The Corporation has not generated any revenues since its incorporation. The Corporation’s business objectives include the construction and operation of the Matawinie Mine and the LiB Anode Plant project. There is no assurance that they will be commercially viable.
In addition, the Corporation does not have a history of profitable operations and there can be no assurance that the Corporation will ever be profitable. It sustained net losses in the fiscal years ended December 31, 2018, 2019 and 2020. Management of the Corporation does not expect any income for the fiscal years to come and assesses that the Corporation may incur ongoing losses in the near future, and there is no guarantee it will become profitable in the short term or at all.
The Corporation’s future success will depend to a large extent on its ability to ensure the respect of its contractual commitments which are important from an operational and financial point of view. In general, the Corporation’s revenues will also be affected by economic conditions and the capacity of the Corporation to start production and manage its growth.
Negative Operating Cash Flow (in thousands of dollars)
The Corporation has no history of revenues from its operating activities. The Corporation’s cash and cash equivalents amounted to $34,073, $4,520 and $4,077 as at March 31, 2021, as at December 31, 2020, and as at December 31, 2019, respectively. During the three month-period ended March 31, 2021 and the fiscal years ended December 31, 2020 and December 31, 2019, the Corporation had negative cash flow usage from operating activities of $10,190, $18,049 and $18,654, respectively. For the three month-period ended March 31, 2021, the Corporation has had an average monthly cash expenditure rate of approximately $3,793 per month, including addition to property, plant and equipment, intangible assets, deposit to suppliers and all operating expenses and development capitalized costs not covered by grants. For the three month-period ended March 31, 2021, the Corporation recorded a net loss and comprehensive loss of $7,444. As of March 31, 2021, the Corporation had current liabilities of $11,979 and an outstanding convertible bond with a principal of $15,000 to be repaid at latest on August 28, 2023. For the fiscal year ended December 31, 2020, the Corporation has had an average monthly cash expenditure rate of approximately $1,559 per month, including addition to property, plant and equipment, intangible assets, deposit to suppliers and all operating expenses and development capitalized costs not covered by grants. The Corporation anticipates it will continue to have negative cash flow from operating activities in future periods at least until commercial production is achieved at the Matawinie Mine and/or the LiB Anode Plant. To the extent that the Corporation has negative operating cash flows in future periods, the Corporation may need to allocate a portion of its existing working capital to fund such negative cash flow.
Obligations, Covenants and Restrictions in the Terms of Financing Transactions with Pallinghurst International
The terms of the Amended and Restated Investment Agreement, the Bond and the Royalty contain financial and operating covenants that limit the discretion of management with respect to certain business matters. These covenants will restrict the Corporation’s ability to incur additional indebtedness for borrowed money in an aggregate principal amount exceeding $1 million which may limit the Corporation’s ability to finance any additional capital expenditure for the Matawinie Mine and the LiB Anode Plant that may be necessary or appropriate once the project has been completed, to finance additional development activities, to fund working capital requirements and to service debt requirements, if applicable, which may greatly restrict the Corporation’s ability to adjust to changing market conditions and may render the Corporation vulnerable to a downturn in general economic conditions and unable to make expenditures that are important to its growth and strategy.
These covenants also place restrictions on, among other things, the Corporation’s ability to sell, assign, transfer or otherwise dispose of assets other than in the ordinary course of business, to enter into preferred share financing, or any royalty, stream or similar alternative financing, and to create, other than with respect to certain permitted liens, any encumbrance on the Matawinie Mine ranking pari passu, or senior to, the Bond, or otherwise create, incur, assume or suffer to exist any security interest or lien on any of its assets ranking pari passu, or senior to, the Bond, which will limit the Corporation’s operating flexibility and could prevent the Corporation from taking advantage of business opportunities. In addition, under the Amended and Restated Investment Agreement, Pallinghurst International has been granted anti-dilution rights over subsequent equity offerings by the Corporation in order to maintain its ownership in shares of the Corporation on an as-converted basis.
The terms of the Amended and Restated Investment Agreement, the Bond and the Royalty also contain various provisions requiring the Corporation to take certain positive actions in order to fulfill its commitments, such as providing confirmations and documents as may be required under these agreements. The terms of the Amended and Restated Investment Agreement, the Bond and the Royalty Agreement also contain customary events of default, such as failure to make payment when due of the principal amount outstanding or of any accrued and unpaid or uncapitalized interest under the Bond, breach of covenants, conditions or obligations, inaccuracy of representations and warranties, the occurrence of a material adverse effect with respect to the Corporation, the occurrence of an insolvency event with respect to the Corporation, any execution, distress or other enforcement process against any material property and assets of the Corporation, the delisting of the Common Shares from the TSXV, and the Corporation being no longer a “reporting issuer” under the applicable securities laws. Events may occur in the future, including events beyond the Corporation’s control that could cause the Corporation to fail to satisfy its obligations under these agreements.
The obligations of the Corporation under the Bond are currently secured by a charge against the universality of all of the Corporation’s movable and immovable property, corporeal and incorporeal, present and future, subject to certain existing permitted encumbrances. A failure to comply with its obligations and restrictive covenants could result in an event of default which, if not cured or waived, could permit acceleration of the related debt and acceleration of debt under other instruments that contain cross acceleration or cross default provisions and lead to enforcement actions or proceedings under the security granted under the Bond and any other debt entered into by the Corporation. The occurrence of any such events would have a material adverse effect and could, among other things, result in the bankruptcy or liquidation of the Corporation, and could result in the loss of the Corporation’s entire interest in the Matawinie Mine and LiB Anode Plant.

Level of Indebtedness
Subject to the limits contained in the Bond and the Royalty Agreement and any other debt instruments entered into by the Corporation, the Corporation may be able to incur additional debt. If the Corporation does so, the risks related to the Corporation’s level of indebtedness could increase.
The Corporation’s degree of leverage in the future could have adverse consequences for the Corporation, due to the following factors that may affect the Corporation: (i) increased difficulty in satisfying obligations with respect to indebtedness; (ii) limitations on the ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; (iii) requirements that a substantial portion of the Corporation’s cash flows be dedicated to debt service, if any, payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; (iv) increased vulnerability to general adverse economic and industry conditions; (v) decreased flexibility in planning for and reacting to changes in the industry in which it competes; (vi) placing the Corporation at a disadvantage compared to other, less leveraged competitors; and (vii) increased cost of borrowing.
The Corporation’s ability to make scheduled payments on or refinance its debt obligations, depends on the Corporation’s financial condition and operating performance at that time, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. The Corporation may be unable to generate or maintain a level of sufficient cash flow from operating activities to satisfy its debt obligations or to refinance its indebtedness on commercially reasonable terms or at all, which would have a material adverse effect on the Corporation’s financial condition and results of operations.
The Corporation can provide no assurance that it will achieve sufficient future cash flow and earnings to satisfy its debt obligations. If cash flows and capital resources are insufficient to fund debt service obligations, if any, the Corporation could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, seek additional debt or equity capital or restructure or refinance indebtedness. If the Corporation cannot make scheduled payments on its debt, the Corporation could be in default and holders of any indebtedness could declare all outstanding principal and interest to be due and payable which could lead to cross default and cross acceleration provisions under certain of the Corporation’s other debt agreements. The Corporation’s creditors could foreclose against the collateral securing the Corporation’s obligations and the Corporation could be forced into bankruptcy or liquidation, or to initiate other insolvency proceedings.
Going Concern and Insolvency Risk
The Corporation’s Interim Financial Statements have been prepared on a going concern basis, which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business as they come due into the foreseeable future. However, the Corporation does not currently have guaranteed sources of funding or cash flow to repay indebtedness, penalties or interest that it could incur or in the event it enters into any permitted working capital facilities. The inability to secure additional financing in the future, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital market alternatives would cast significant doubt as to the Corporation’s ability to continue as a going concern. There are other elements included in this section “Risk Factors” related to the Corporation that could cast a doubt on the ability of the Corporation to continue its operation and development on a going concern basis.
Governmental and Environmental Regulations, Permits and Licences
The current operations of the Corporation and anticipated future operations, including further exploration, development activities and commencement of production for the Matawinie Mine, the LiB Anode Plant and the various demonstration plants are subject to laws and regulations governing prospecting, development, mining, construction, production, exports, taxes, labour standards, occupational health, waste disposal, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities, and in the construction, development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permitting requirements.
The Corporation’s operations are also subject to various laws and regulations governing the protection of the environment. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. Environmental legislation is evolving in a direction of stricter standards and enforcement, and higher fines and penalties for non-compliance. Even though the Corporation received a positive Environmental and Social Impact Assessment (“ESIA”) for the Matawinie Mine from the Government of Québec, the LiB Anode Plant may require the additional submission of ESIA and further review and approval by governmental authorities, such as the environmental impact assessment and review procedure which can include public hearing held by the BAPE. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. The Corporation intends to, and attempts to, fully comply with all applicable environmental regulations.
On April 11, 2019, the Corporation filed the ESIA for the Matawinie Mine, which is available on the Government of Québec’s Environmental Assessment Register. The submission of the ESIA, which was authored by SNC-Lavalin Inc., was an important milestone in the permitting of the project. Successful public hearings on the project were held by the Government of Québec in 2020. On February 10, 2021, the Corporation received a positive environmental assessment decision for the Matawinie Mine supported by a decree from the Government of Québec. The Matawinie Mine has now received all of the government authorizations required to apply for permits needed for site-specific construction and operating activities under the authority of the overall global authorizations, but no assurance can be given that such permits which the Corporation may require in the normal course for its current and anticipated mining operations will be obtainable or maintainable on reasonable terms or on a timely basis or at all.
In Canada, the issuance of permits may also trigger the Crown’s duty to consult and potentially accommodate the Indigenous peoples of Canada. Section 35 of the Constitution Act, 1982, protects aboriginal and treaty rights for Indian (also referred to as First Nation), Inuit and Métis people. As a result of this protection, in appropriate circumstances, the Crown has a duty to consult with Indigenous people and, potentially, to seek workable accommodation of their interests before making decisions that may affect their ability to exercise their constitutionally protected rights. In certain circumstances Indigenous people can file legal action on the basis of inadequate consultation, which could have the consequence of delaying the commencement of construction or operation of projects or increasing costs of projects. The Corporation intends to and attempts to support the Crown in conducting procedural aspects of the duty as required.
Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws. The Corporation believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there is no assurance that future changes to existing laws and regulations will not impact the Corporation. Amendments to current laws, regulations and permits governing the operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or production costs, reduction in levels of production or require abandonment or delays in the development of current or new mining projects.
The Corporation’s activities and operations require permits from various domestic authorities. There can be no assurance that various permits which the Corporation may require in the normal course for its current and anticipated exploration, development and construction activities as well as mining operations, including without limitation, on the Matawinie Mine, the LiB Anode Plant and the various demonstration plants will be maintainable or obtainable on reasonable terms or on a timely basis or that such laws and regulations would not have an adverse effect on any project which the Corporation might undertake, including, without limitation, the Matawinie Mine, the LiB Anode Plant and the various demonstration plants. Furthermore, any delays in obtaining the anticipated construction permits would have an adverse effect on the Corporation’s timing and costs associated with the start-up. Such delays could also allow other third-party projects to commence production before the Matawinie Mine and the LiB Anode Plant, thereby potentially reducing the Corporation’s target market share, which would have an adverse impact on the level of product sales and economics of the Matawinie Mine and the LiB Anode Plant.
Title Matters and Territorial Claims
While the Corporation has reviewed and is satisfied with the titles to its mineral properties, and, to the best of its knowledge, such titles are in good standing, there is no guarantee that titles to such properties will not be challenged or impugned. The properties may be subject to prior unregistered agreements of transfer or aboriginal land claims, and titles may be affected by undetected defects. In addition, according to the applicable mining legislation in the Province of Québec, the Corporation will need to incur expenditures on its properties and pay a rent in order to renew claims upon their expiry. There can be no assurance that the Corporation will be successful in renewing all such claims.
The framework agreement dated April 12, 2018 between the Corporation, the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw establishes negotiation topics to be discussed and goals to be met in order to arrive at a successful agreement in the best interests of all parties concerned. It also states subjects and guidelines to consider throughout the discussion process to favour an environment propitiatory to a sound negotiation. Then, on April 23, 2019, the Corporation entered into a pre-development agreement (the “PDA”) with the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw for the Matawinie Mine project. The PDA outlines the respective rights and interests of all parties with respect to pre-development activities and provides a guideline for negotiating an impact and benefit agreement (the “IBA”) relating to the Matawinie Mine project. No assurance can, however, be provided that the parties will reach an agreement in regard to the IBA. On November 18, 2020, the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw issued a press release in which they affirm that following recent consultation with the Crown (Québec Government), there is no social acceptability for the Matawinie Mine project from the standpoint of the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw. The Corporation intends to and attempts to continue to engage with the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw about the Matawinie Graphite Property. If the Corporation, for any reason, is unable to reach satisfactory agreements with the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw, such incapacity could have a material adverse impact on the Corporation and could result in an increase in capital expenditures or production costs, a decrease in production levels or the need to cancel or postpone the development of the Matawinie Mine project.
Community Relations
The Corporation’s relationships with the communities in which it is located and other stakeholders are critical to ensure the future success of, the construction and development of Matawinie Mine and LiB Anode Plant. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. The evolving expectations related to human rights, indigenous rights, and environmental protection may result in opposition to the Corporation’s future operations or further development or new development of the Matawinie Mine and LiB Anode Plant. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Corporation’s activities, and may have a negative impact on the Corporation’s reputation and operations.
Opposition by any of the aforementioned groups to the Corporation’s operations may require modification of, or preclude the operation or development of, the Matawinie Mine and LiB Anode Plant or may require the Corporation to enter into agreements with such groups or local governments with respect to the Matawinie Mine and LiB Anode Plant, in some cases causing increased cost and considerable delays to the advancement of the Matawinie Mine and the LiB Anode Plant. Further, publicity adverse to the Corporation, its operations or extractive industries generally, could have an adverse effect on the Corporation and may impact relationships with the communities in which the Corporation operates and other stakeholders. While the Corporation is committed to operating in a socially responsible manner, there can be no assurance that its efforts in this respect will mitigate this potential risk.
The Corporation has been and is actively engaged in certain community projects to improve both local employment opportunities and local quality of life. Such projects may negatively impact the Corporation’s relationships with such local communities if the projects fail to provide the expected benefits.
Dependence on Key Personnel
The Corporation’s success and viability depends, to some extent, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and may impact the ability to attract and retain such personnel. The loss of any key personnel may have a material adverse effect on the Corporation, its business and its financial position.
Global Financial Conditions
The Corporation’s financial results are tied to Canada and world economic conditions. Increased uncertainty regarding regional and global financial stability could cause the Corporation to experience revenue declines and a decrease in the availability of credit and on the Corporation’s ability to raise capital. Global financial conditions continue to be characterized as volatile. In recent years, especially since the recent outbreak of COVID-19, global markets have been adversely impacted by various credit crises. Many industries, including the mining industry, have been impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to future events, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Corporation’s growth and profitability. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Corporation’s business and the market price of the Corporation’s securities.
Public Health Crisis
Global financial conditions and the global economy in general have, at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events, such as the recent outbreak of respiratory illness caused by COVID-19. Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics or other health crises. Some of the key impacts of these conditions include devaluations and high volatility in global equity, commodities, foreign exchange and mining markets and a lack of market confidence and liquidity. Financial institutions and large corporations may be forced into bankruptcy or need to be rescued by government authorities. Access to financing may also be negatively impacted by future liquidity crises throughout the world. These factors may impact the Corporation’s ability to obtain equity or debt financing and, where available, to obtain such financing on terms favourable to the Corporation. Increased levels of volatility and market turmoil could have a material adverse impact on the Corporation’s operations and planned growth and the trading price of the securities of the Corporation may be adversely affected.
The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines and a general reduction in consumer activity. The continued spread of COVID-19 globally could materially and adversely impact the Corporation’s business, including, without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, the availability of industry experts and personnel and other factors that depend on future developments beyond the Corporation’s control.
Even though the Corporation is implementing business continuity measures and governmental recommendations to mitigate and reduce any potential impacts of COVID-19 on its business, operations, supply chain and financial condition, the spread of COVID-19 could have a material adverse impact on the

Corporation’s workforce and the development of its Matawinie Mine and LiB Anode Plant. Despite COVID-19, the Corporation is continuing to develop its Matawinie Mine and LiB Anode Plant through remote work solutions with its management team, employees, consultants, business partners and government representatives. The full extent and impact of COVID-19 on the Corporation’s operations cannot currently be ascertained, as it depends upon future developments which cannot be predicted, and includes among other matters: the duration of the outbreak, the severity of the virus and the ability to treat it, the ability to collect sufficient data to track the virus and the collective actions taken to curb the spread of the virus.
Risk Factors Related to the Consolidation
Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. Reducing the number of issued and outstanding Common Shares through the Consolidation was intended, absent other factors, to increase the per share market price of the Common Shares. However, the market price of the Common Shares may also be affected by the Corporation’s financial and operational results, its financial position, including its liquidity and capital resources, the development of its reserves and resources, industry conditions, the market’s perception of the Corporation’s business and other factors, which are unrelated to the number of Common Shares outstanding. There is no assurance that the market price following the implementation of the Consolidation will be sustained or will increase in the future.
Although the Corporation believes that establishing a higher market price for the Common Shares could (i) increase investment interest for the Common Shares in equity capital markets by potentially broadening the pool of investors that may consider investing in the Corporation, including investors whose internal investment policies prohibit or discourage them from purchasing stocks trading below a certain minimum price, and (ii) enable the Corporation to satisfy certain minimum trading price requirements of stock exchanges in the United States for a potential listing of the Common Shares, including on the NYSE, there is no assurance that the Consolidation will achieve these results in the future.
Forward-Looking Statements
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.
Shareholder Activism
In recent years, publicly-traded companies have been increasingly subject to demands from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurances that activist shareholders won’t publicly advocate for the Corporation to make certain corporate governance changes or engage in certain corporate actions. Responding to challenges from activist shareholders, such as proxy contests, media campaigns or other activities, could be costly and time consuming and could have an adverse effect on the Corporation’s reputation and divert the attention and resources of the Corporation’s management and Board of Directors, which could have an adverse effect on the Corporation’s business and results of operations. Even if the Corporation does undertake such corporate governance changes or corporate actions, activist shareholders may continue to promote or attempt to effect further changes, and may attempt to acquire control of the Corporation to implement such changes. If shareholder activists seeking to increase short-term shareholder value are elected to the Corporation’s Board of Directors, this could adversely affect the Corporation’s business and future operations. Additionally, shareholder activism could create uncertainty about the Corporation’s future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Corporation’s business, future operations, profitability and ability to attract and retain qualified personnel.
Disclosure and Internal Controls
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Corporation in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Corporation’s management, as appropriate, to allow timely decisions regarding required decisions. The Corporation has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The Corporation’s failure to satisfy the requirements of applicable Canadian securities laws on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm its business and negatively impact the trading price of the Common Shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation’s operating results or cause it to fail to meet its reporting obligations.
Risks Related to An Offering of Securities
Potential Loss of Investment
An investment in the Securities of the Corporation is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider purchasing the Securities of the Corporation, as there is no assurance that the Corporation will ever build the Matawinie Mine or the LiB Anode Plant, commence operations or achieve revenues.
No Market for the Debt Securities, Subscription Receipts, Warrants or Units
There is currently no trading market through which the Securities, other than the Common Shares, may be offered. No assurance can be given that an active or liquid trading market for any Debt Securities, Subscription Receipts, Warrants or Units will develop or be sustained. If an active or liquid market for these securities fails to develop or be sustained, the prices at which these Securities trade may be adversely affected. Whether or not these securities will trade at lower prices depends on many factors, including liquidity of these securities, prevailing interest rates and the markets for similar securities, the market price of the Corporation, general economic conditions and the Corporation’s financial condition, historic financial performance and future prospects.
The public offering prices of the Securities may be determined by negotiation between the Corporation and underwriters, dealers or agents based on several factors and may bear no relationship to the prices at which the Securities will trade in the public market subsequent to such offering, if any public market develops.
Discretion in the Use of Proceeds
While information regarding the use of proceeds from the sale of the Securities will be described in the applicable Prospectus Supplement, the Corporation will have broad discretion over the use of the net proceeds from an offering of Securities. Because of the number and variability of factors that will determine the use of such proceeds, the Corporation’s ultimate use might vary substantially from its planned use. Purchasers of Securities may not agree with how the Corporation allocates or spends the proceeds from an offering of Securities. The Corporation may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of the Securities, including the market value of the Common Shares, and that may increase losses.
No Current Plans to Pay Cash Dividends
The Corporation has no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board of Directors and will depend on, among other things, the Corporation’s financial results, cash requirements, contractual restrictions and other factors that the Board of Directors may deem relevant. In addition, the Corporation’s ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness that the

Corporation or its subsidiaries incur. As a result, investors may not receive any return on an investment in their Common Shares unless they sell their Common Shares for a price greater than that which they paid for them.
Market Risks for the Common Shares
The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation’s control, including, but not limited to, the following:
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actual or anticipated fluctuations in the Corporation’s quarterly results of operations;

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recommendations by securities research analysts;

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changes in the economic performance or market valuations of companies in the industries in which the Corporation operates;

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addition or departure of the Corporation’s executive officers and other key personnel;

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sales or perceived sales of additional Common Shares;

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significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or the Corporation’s competitors;

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fluctuations to the costs of vital production materials and services;

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announcements of technological innovations;

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changes in global financial markets and global economies and general market conditions, such as interest rates and product price volatility;

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impacts from pandemics or other major global events such as the COVID-19 pandemic;

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news reports relating to trends, concerns, technological or competitive developments;

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regulatory changes and other related issues in the Corporation’s industries or target markets; and

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regulatory developments regarding the products or more generally in the Corporation’s industries.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities. Accordingly, the market price of the Common Shares may decline even if the Corporation’s operating results and underlying asset values do not fluctuate. These factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which might result in impairment losses. The Corporation cannot assure that the market price of the Common Shares will not experience significant fluctuations in the future. Consequently, the Corporation’s operations could be adversely affected and the trading price of the Common Shares might be materially adversely affected.
In addition, the listing of the Common Shares on the TSXV, the OTCQX and the Frankfurt Stock Exchange may result in an increase in volatility due to the ability to buy and sale Common Shares in different market conditions, capital markets and trading volumes. This may result in less liquidity, different liquidity levels, and different prevailing trading pricesfor the Common Shares. An application has been made for an additional listing of the Common Shares on the NYSE, however there can be no assurance that the Corporation will meet the listing requirements of the NYSE or achieve listing.
Future Sales by Existing Shareholders Could Cause the Common Share Price to Fall
Future sales of Common Shares by shareholders of the Corporation could decrease the value of the Common Shares. The Corporation cannot predict the size of future sales by shareholders of the Corporation, or the effect, if any, that such sales will have on the market price of the Common Shares. Sales of a substantial number of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares.

Prevailing Interest Rates will Affect the Market Price or Value of the Debt Securities
The market price or value of the Debt Securities will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.
Dilution
Additional financing needed to continue funding the development and operation of the Matawinie Mine and the LiB Anode Plant may require the issuance of additional securities. The issuance of additional securities and the exercise of common share purchase warrants, options and other convertible securities, as applicable, will result in dilution of the equity interests of any persons who are or may become holders of Common Shares.
As of the date of this Prospectus, an aggregate of 37,085,645 Common Shares (post-Consolidation) are currently issued and outstanding as fully paid and non-assessable and (i) 2,198,250 stock options (post-Consolidation) are currently issued and outstanding, collectively entitling the holders thereof to purchase an aggregate of up to 2,198,250 Common Shares (post-Consolidation); and (iii) and aggregate of 7,500,000 Common Shares (post-Consolidation) may be issued upon conversion of the Bond. On a fully diluted basis, assuming the exercise in whole of the issued and outstanding stock options and the conversion in whole of the Bond, 46,783,895 Common Shares would be issued and outstanding as fully paid and non-assessable.
Pallinghurst Graphite is the wholly-owned subsidiary of Pallinghurst International, an insider of the Corporation and the beneficial owner of an aggregate of 5,628,877 Common Shares (post-Consolidation) representing 15.18% of the issued and outstanding Common Shares. Assuming the conversion in whole of the Bond, Pallinghurst International would beneficially own 13,128,877 Common Shares (post-Consolidation) representing 29.45% of the issued and outstanding Common Shares. The concentration of an important percentage of the issued and outstanding Common Shares in the hands of a single shareholder may discourage an unsolicited bid for the Common Shares, and this may adversely impact the value and trading price of the Common Shares. In addition, sales of Common Shares by Pallinghurst Graphite may adversely affect the trading price of the Common Shares.
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS
Messrs. Andrew Willis, Arne H. Frandsen and Jürgen Köhler, directors of the Corporation, reside outside of Canada and have appointed the following agent for service of process:
Name of Person	Name and Address of Agent
Andrew Willis	Nouveau Monde Graphite Inc. Attention: David Torralbo 331, rue Brassard Saint-Michel-des-Saints (Québec) J0K 3B0
Arne H. Frandsen	Nouveau Monde Graphite Inc. Attention: David Torralbo 331, rue Brassard Saint-Michel-des-Saints (Québec) J0K 3B0
Jürgen Köhler	Nouveau Monde Graphite Inc. Attention: David Torralbo 331, rue Brassard Saint-Michel-des-Saints (Québec) J0K 3B0
Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS
Unless otherwise specified in the Prospectus Supplement relating to an offering of Securities, certain legal matters relating to the offering of Securities will be passed upon on behalf of the Corporation by Stein Monast L.L.P. with respect to matters of Canadian law. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and, if applicable, United States or other foreign law.
EXEMPTION FROM THE REGULATION
The Corporation has applied for an exemption pursuant to Section 11.1 of NI 44-102 requesting relief from the requirement under Section 6.3(1)3) to include a prospectus certificate signed by each agent or underwriter with respect to the Securities offered by any Prospectus Supplement to the extent that such agent or underwriter is not a registered dealer in any Canadian jurisdiction (a “Foreign Dealer”). Accordingly, such Foreign Dealer would not, directly or indirectly, solicit offers to purchase or sell any Securities in Canada and all sales of Securities pursuant to a Prospectus Supplement to Canadian residents would solely be made through other agents or underwriters that are duly registered in the applicable Canadian jurisdictions where any offer of Securities will be made (the “Canadian Dealers”); and the Prospectus Supplement would include a certificate signed by each Canadian Dealer in compliance with Section 6.3(1)3 of NI 44-102 and Section 5.9(1) of Regulation 41-101 respecting General Prospectus Requirements. The granting of the exemption will be evidenced by issuance of a receipt in respect of the Prospectus.
AUDITORS, TRANSFER AGENT AND REGISTRAR
The auditors of the Corporation are PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., a partnership of Chartered Professional Accountants, located at 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Québec, Canada, H3B 4Y1. PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. has advised the Corporation that it is independent with respect to the Corporation within the meaning of the Code of ethics of chartered professional accountants (Québec).
The Corporation’s transfer agent and registrar is AST Trust Company (Canada) (“AST”). The register of transfers of the Common Shares is held at AST’s offices located in its place of business at 2001 Robert-Bourassa Blvd. Suite 1600, Montréal, Québec, H3A 2A6.
INTERESTS OF EXPERTS
The names of each person or company who has prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company, are set forth below.
As of the date of this Prospectus, the “designated professionals” (as such term is defined in Form 51-102F2 — Annual Information Form) of Stein Monast L.L.P. beneficially own, directly or indirectly, less than 1% of the Corporation’s securities or properties.
Certain information of a scientific or technical nature in respect of the Matawinie Graphite Property and the Matawinie Mine contained or incorporated herein by reference in the Prospectus is based on the Technical Report. Each of the Authors of the Technical Report, being Mr. Bernard-Olivier Martel, P. Geo., B. Sc., Mr. Yann Camus, P. Eng., Mr. Oliver Peters, P. Eng., M. Sc., MBA, Ms. Martine Paradis, Eng., M. Sc., Mr. Patrick Perez, P. Eng., M. Sc., Mr. Ewald Pengel, P. Eng., M. Sc., Mr. Jordan Zampini, P. Eng., Mr. Martin Saint-Amour, P.Eng. and Ms. Céline M. Charbonneau, P. Eng., M. Sc. is a “qualified person” within the meaning of NI 43-101. As of the date hereof, the aforementioned persons had no beneficial or registered interests, direct or indirect, in the Corporation’s securities or properties, except for Ms. Martine Paradis, Eng., who has been appointed as Vice-President, Chief Engineer Infrastructure and Environment of the Corporation on May 15, 2019 and owns, directly or indirectly, less than 1% of the Corporation’s securities or properties.

Yann Camus, P. Eng. of SGS Canada Inc. — Geological Services, has reviewed and approved the scientific and technical information in the section entitled “The Matawinie Graphite Property — Technical Information Highlights as of the Date of this Annual Information Form” in the AIF. Mr. Camus is considered, by virtue of his education, experience and professional association, to be a “qualified person” within the meaning of NI 43-101.